



We work for Cooper... ...Every day, we reach beyond our boundaries.













COOPER®

2004 Annual Report

I believe in
the future of
this Company.



My job is to keep our folks focused on doing the right things the right way and to provide them with the resources they need to reach beyond their boundaries. The result will be a better future for all of our stakeholders.

I work for Cooper...



H. John Riley, Jr., Chairman and Chief Executive Officer

Contents



SEC MAIL PROCESSING
RECEIVED
MAR 24 2005
WASH. D.C. 152 SECTION

Dear Fellow Shareholders:

Over the past three years, we have been working to create an environment in which all of our 26,900 employees worldwide seamlessly work together as one large Company with one strong presence in the marketplace. We call this our "Get Connected" initiative. The results of this effort have changed the culture of our Company. Today, we all say that we work for Cooper Industries.

The people profiled throughout this report are but a few examples of how our folks in all regions of the world are reaching out to work together to bring good ideas; good programs; and great brands, services and solutions to our customers. Our employees are enthusiastically answering our call that they reach beyond traditional boundaries to bring even greater value to all of our stakeholders.

Two thousand and four was an outstanding year for our Company, and to say that we're proud of this performance is an understatement. We achieved strong revenue growth and year-over-year margin improvement despite facing significant pressures related to challenging market conditions and the high cost of the critical materials used to make our products. It seems clear to me that our continuing efforts to accelerate growth, to improve productivity and to otherwise control costs generated this performance. Additionally, we made steady progress implementing a common worldwide Enterprise Business System, which will lead to further growth and streamlining of our businesses in the years ahead. The programs we have in place, coupled with a developing recovery in our key commercial and industrial markets, give us good momentum as we move ahead into a new calendar year.

Revenues in 2004 increased 10 percent to $4.5 billion, compared with 2003 revenues of $4.1 billion. Income from continuing operations rose 24 percent to $339.8 million, compared with $274.3 million in 2003. Earnings per share

Financial Highlights

($ in millions, except per-share data)

	2004	2003	2002
Revenues	$ 4,462.9	$ 4,061.4	$ 3,960.5
Operating earnings before restructuring	496.6	394.6	393.8
Continuing income before restructuring and unusual items	339.8	266.0	243.5
Net income	339.8	148.3	213.7
Diluted Income Per Common Share			
Continuing income before restructuring and unusual items	$ 3.58	$ 2.83	$ 2.60
Net income	3.58	1.58	2.28
Shares used in computation of earnings per share (in millions)	94.8	93.8	93.7
Cash dividends declared per common share	$ 1.40	$ 1.40	$ 1.40
Number of employees	26,900	27,200	28,400
Number of record shareholders	24,526	26,300	26,800
Operating Revenues by Business Segment			
Electrical Products	$ 3,722.2	$ 3,358.4	$ 3,324.9
Tools and Hardware	740.7	703.0	635.6
Operating Earnings by Business Segment Before Restructuring			
Electrical Products	$ 511.2	$ 435.1	$ 400.6
Tools and Hardware	62.7	39.0	27.3
Total assets	$ 5,340.8	$ 4,965.3	$ 4,687.9
Total indebtedness	1,461.6	1,343.3	1,438.6
Shareholders' equity	2,286.5	2,118.2	2,002.4
Return on revenues before restructuring and unusual items	7.6%	6.5%	6.1%
Return on average shareholders' equity	15.4%	7.2%	10.6%
Return on invested capital before restructuring and unusual items	9.7%	8.2%	7.7%
Total debt as a percent of total capitalization	39.0%	38.8%	41.8%

These Financial Highlights contain non-GAAP financial measures. See the reconciliation of these measures to the most directly comparable GAAP measures on page 28 of this Report.


Revenues
(in billions)
$4.5
3.6
2.7
1.8
0.9
0
02 03 04
Diluted Earnings Per Share[1]
[1] From continuing operations before restructuring and unusual items.
$3.5
2.8
2.1
1.4
0.7
0
02 03 04
Free Cash Flow
(in millions)
$450
360
270
180
90
0
02 03 04
Debt-to-Total-Capitalization Ratio
(in percent)
45%
36
27
18
9
0
02 03 04

from continuing operations rose 23 percent to $3.58 per share, compared with $2.92 per share for 2003. Excluding restructuring and unusual items, 2003 income from continuing operations was $266.0 million, or $2.83 per share.

Our focus on capital management produced another year of exceptional cash flow. Free cash flow for 2004 totaled $382.6 million, well above net income for the year. As a result, our debt-to-total-capitalization ratio net of cash at December 31, 2004, was 26.1 percent, down considerably from 29.3 percent net of cash on December 31, 2003. Our balance sheet now provides us with considerable flexibility as we pursue new ways to produce additional value for our shareholders.

Some might say that Cooper's performance in 2004 simply reflects a strengthened economy. While it is true that economic conditions improved in some of our served markets, it's hard to conclude that the economy was the sole driver behind our outstanding 2004 results. The real key to our success was our relentless focus on adapting our business model to meet both current and anticipated marketplace requirements. This focus was born out of necessity and carefully developed and executed over the past few years, as we saw our business environment becoming more global and more competitive.

How Did We Get Here?

In 2002, we were faced with a fragile economic environment and the realities of competing in an increasingly global marketplace. This required manufacturing companies like Cooper to do more with less, in new and different ways around the globe. As a result, we were required to shift our mindset from being "division centric," concentrating primarily on markets here in North America, to being "Company centric," focusing on growth opportunities around the world. As I mentioned earlier, we dubbed this effort our "Get Connected" program, and ultimately, this initiative became the cornerstone for our overarching strategy going forward. In 2003, we focused the attention of all of our employees on five key initiatives aimed at producing sustained long-term growth for the Company. These initiatives included increasing the global reach of our businesses, putting into place an integrated sales and marketing program for the majority of our products, developing common Strategic Sourcing and productivity improvement programs across the Company and implementing a new Enterprise Business System that will ultimately facilitate seamless communication among all of our businesses.

We entered 2004 with a great deal of enthusiasm, buoyed by the initial success of these five key initiatives. Confident that we were doing the right things the right way, we focused on:

- Increasing our market share,
- Growing our businesses globally,
- Improving our operating margins,
- Implementing our Enterprise Business System on schedule and
- Generating excess cash.

We met or exceeded each of these goals in 2004. The strategic actions that we have taken to reshape our financial and operating structure have considerably strengthened our Company's performance and positioned the Company to grow at an accelerated pace going forward.

This effort has been recognized by investors. Cooper's share price on December 31, 2004, was $67.89, up 17 percent compared to $57.93 at year-end 2003 – well ahead of the performance of both the S&P 500 and the Dow Jones Industrial Average. Additionally, we paid over $131 million in dividends to our shareholders during the year. As a sign of their continued confidence in the Company's future, on February 9, 2005, Cooper's Board of Directors voted to raise the annual dividend rate for the Company's common stock 6 percent, to $1.48 per share.

Setting The Stage For Future Success – A Global Approach

Today's operating climate is fiercely competitive, and globalization has become a primary imperative for the survival of most companies. The environment in which we operate knows no borders with respect to mindset, technology and geography. Clearly, this has impacted the way Cooper does business. Appropriately, we are moving quickly to continue to provide our growing list of worldwide customers with the widest breadth of products and services available in our industry.

To that end, we are aggressively broadening our worldwide business platform by identifying and focusing on geographic areas that hold the most promise for Cooper. For example, our already substantial business in the United Kingdom and on the European continent – 25 nations, 455 million people and a GDP of nearly $13 trillion – offers both ongoing growth opportunities and a vehicle to penetrate the high-potential emerging markets of Eastern Europe. Likewise, we are advancing our programs to bring additional Cooper products to the Middle East, which will

▶ Commercial



Cooper Lighting
Glare-free fluorescent linear lighting from Cooper Lighting provides added protection from eyestrain in computer-intensive environments such as offices.

Cooper Wiring Devices
Builders of hospitals, hotels, offices and shopping centers meet the high standards set by local and national electrical codes by using receptacles, switches and plugs from Cooper Wiring Devices.

Cooper Hand Tools
Technicians and service personnel use tools from Cooper Hand Tools for maintenance and repair applications.

Cooper Power Tools
Ergonomically designed material-removal tools from Cooper Power Tools are used for general maintenance in commercial applications and help reduce operator fatigue.

Cooper Crouse-Hinds
Electrical products for commercial construction such as Space-Saver EMT connectors from Cooper Crouse-Hinds offer labor-saving features that make installation fast and easy.

Cooper B-Line
Hangers, clips and fasteners from Cooper B-Line support commercial wiring and plumbing components.

Cooper Power Systems
Transformers with FR3™ fluid provide improved performance, environmental benefits and extended life.

Cooper Bussmann
The new Coordination Module™ helps electrical contractors meet new electrical code coordination requirements through an all-in-one solution.

Cooper Menvier
Exit signage, fire and security systems and lighting from Cooper Menvier are used to enhance safety in commercial applications across Europe.

▶ Major Product Categories

Cooper B-Line
Strut and Hangers
Cable Tray
Spring Steel Fasteners
Electronic Cabinets
Rack and Runway Systems
Meter Mounting Equipment
Electrical Enclosures

Cooper Bussmann
Electrical Disconnects
Fused Circuit Protection
Elevator Disconnect Panels
Cable Limiters

Cooper Crouse-Hinds
Commercial Fittings
Hubs
Outlet Boxes
Weatherproof Lighting, Boxes and Covers

Cooper Lighting
Recessed Downlighting
Track Lighting
Fluorescent Lighting
Floodlighting
Architectural Area/ Site Lighting
Emergency/Exit Lighting
Security Lighting
Landscape Lighting

Cooper Menvier
Fire Detection
Security Systems
Lighting Systems
Emergency Lighting

Cooper Power Systems
Pad-Mounted and Substation Transformers
Insulating Fluids
Pad-Mounted Switchgear
Overcurrent Protection

Cooper Wiring Devices
Switches and Receptacles
Surge-Protection Equipment
Datacom Wiring Equipment

Cooper Hand Tools
Measuring Tools
Screwdrivers
Pliers and Wrenches
Hammers
Soldering Tools
Cutting Tools
Chain and Fittings

Cooper Power Tools
Pneumatic Assembly Tools
Pneumatic Material-Removal Tools
Bits and Sockets
Universal Joints

Cooper's Served Markets

▶ Industrial



Cooper Lighting
Industrial lighting from Cooper Lighting provides illumination to maximize productivity and visual comfort in industrial applications.
Cooper B-Line
Cooper B-Line offers enclosures, equipment racks and cabling options for use in industrial environments.
Cooper Wiring Devices
Industrial wiring applications call for high-quality receptacles and switches from Cooper Wiring Devices.
Cooper Power Systems
Advanced automation pad-mounted switchgear helps protect industrial customers from costly power outages.
Cooper Bussmann
Low-Peak® current-limiting fuses now offer *easyID*™ technology to reduce downtime and maintenance costs.
Cooper Crouse-Hinds
Products from Cooper Crouse-Hinds protect personnel and electrical systems in harsh industrial environments.
Cooper Hand Tools
Weller® soldering rework and repair products help high-tech electronics manufacturers control production costs.
Cooper Power Tools
Manufacturers specify tightening technology from Cooper Power Tools to ensure that exacting standards for quality and service are met.

▶ Major Product Categories

Cooper B-Line
Strut and Hangers
Cable Tray
Spring Steel Fasteners
Electronic Cabinets
Rack and Runway Systems
Meter Mounting Equipment
Electrical Enclosures

Cooper Bussmann
Connectors
Fuseholders
Disconnect Switches
Low-Voltage Fuses
Medium-Voltage Fuses

Cooper Crouse-Hinds
Conduit and Cable Fittings
Enclosures
Control and Apparatus Equipment
Industrial Lighting
Plugs and Receptacles
Obstruction Lighting
Signals and Alarms
Instrumentation

Cooper Lighting
Industrial Lighting
Recessed Downlighting
Fluorescent Lighting
Floodlighting
Architectural Area/Site Lighting
Emergency/Exit Lighting
Security Lighting
Cleanroom Lighting
Landscape Lighting

Cooper Power Systems
Capacitors and Reclosers
Pad-Mounted and Substation Transformers
Insulating Fluids
Switchgear
Cable Accessories
Overvoltage Protection
Fault Indicators
Maintenance Tools

Cooper Wiring Devices
Switches and Receptacles
Plugs and Connectors
Locking Devices
Motor Controllers

Cooper Hand Tools
Measuring Tools
Screwdrivers
Pliers and Wrenches
Hammers
Soldering Tools
Cutting Tools
Chain and Fittings

Cooper Power Tools
Pneumatic and DC Electric Assembly Tools
Automated Assembly Equipment
Pneumatic Material-Removal Tools
Tube Cleaners and Expanders
Bits and Sockets
Universal Joints
Cutting Tools
Torque Assurance Products
Pneumatic Hoists
Advanced Drilling Equipment

have enormous requirements for both electrical products and tools as that area grows its infrastructure and advances its oil and gas industries. Closer to home, Cooper has operated in Mexico since 1954, and today we have 12 facilities there, serving high-growth markets throughout Central and South America. We also are furthering Cooper's presence in Asia. China offers vibrant and growing market opportunities. Later this year, Cooper will open a large operations center in Shanghai, which will house manufacturing and product development functions for almost all of our businesses. And in Korea, Cooper experienced strong revenue growth in 2004 through sales of existing products to auto manufacturers, shipbuilders and electronics manufacturers. Our goal is to achieve a position of scale and leadership in all promising markets around the world.

Generating Profitable Growth – A Strong Operating Model

Although we have seen our economy strengthen in recent months, we still are mindful that significant challenges remain ahead of us. The cost for key purchased materials continued to rise throughout 2004, and this cost pressure is expected to carry over into this year, as well. In addition, both our customers and competitors are growing in both size and presence. Obviously, this gives them some influence in shaping the dynamics of the marketplace. That said, the voice of the customer continues to resound in today's markets, demanding instantaneous service; high-quality, technologically advanced products; on-time deliveries; competitive prices; and a host of other important considerations. So, while the overall economy is expected to strengthen, we will continue to face fierce challenges as both our customers and our competitors grow in sophistication and critical mass.

Regardless, creating a strong and sustainable high-performance operating structure that will generate value in all economic cycles is essential. We have the building blocks of this operating model in place today. Our Cooper Connection distributor-relationship program, our Manufacturing Variance Improvement Program (MVP), our Strategic Sourcing Program and our global growth initiatives to enhance our worldwide competitive position provide the foundation of this model. Our new Company-wide Enterprise Business System will be the fundamental enabler that allows us to leverage our resources to advance these initiatives, and open the door to additional opportunities.

A Mindset For Success – Reaching Beyond Traditional Boundaries

We began 2005 with a very clear focus on achieving five key objectives:

- Achieve greater-than-market sales growth,
- Achieve targeted international sales growth,
- Achieve budgeted operating margins,
- Maintain a 100 percent cash conversion ratio and
- Increase our acquisition sales growth.

I am confident that we will achieve these goals. To start with, each of our businesses enjoys a stronger competitive position in their respective markets than they did a few years ago. In addition, we have created a very robust platform to advance each of our very important strategic programs. In short, disciplined strategy execution, coupled with a developing recovery in our key industrial and commercial markets, should generate significant traction for our businesses throughout 2005.

We have a growing customer base that will help us to create greater mind share in the marketplace. We will continue to supplement this through the introduction of vital new products and key complementary acquisitions similar to the RSA Lighting and MEDC businesses we acquired in 2004. RSA Lighting strategically expanded our Cooper Lighting portfolio and MEDC broadened our Cooper Crouse-Hinds product offerings in the important international electrical standards market segment. We plan to utilize our strong balance sheet to pursue similar acquisitions going forward.

Additionally, continued development of our common operating structure is allowing us to drive operational excellence and personal accountability throughout the Company. Tomorrow's achievements will come because we are creating a high-performance team with common values and high standards and ethics. They know that as Cooper continues to grow, there will be even greater opportunities for professional success and personal growth in the future.

The bottom line is that we have assembled an industry-leading portfolio of high-quality businesses with size, scale and global reach. This framework will afford our people the resources necessary to pursue sustainable growth by continually reaching beyond traditional boundaries. "That's the way we've always done it" has been replaced with "I think there's a better way" throughout our worldwide organization. In essence, we have changed our mindset.

Look inside this foldout to learn more about Cooper's Markets and Products.

Looking Forward

I believe 2005 will be another good year for Cooper. Even though we recognize that residential construction has likely peaked and that cost pressures for certain commodity-based products will continue to be a challenge, we're optimistic regarding conditions in most of our served markets. We remain confident that this growing strength in our other important markets and the disciplined execution of our key improvement initiatives will help us sustain solid, profitable growth.

Each of our businesses remains actively engaged in executing our collective programs to drive growth and constantly improve productivity. As a result, our sales and orders should continue to grow, our margins should remain on an upward trend and our balance sheet should continue to strengthen. All of this leads us to expect that our annual earnings for 2005 will be up between 10 and 15 percent, compared with 2004.

Some Final Thoughts

Over the past several years, we've made some very tough decisions. We've rationalized underperforming businesses, we've invested to grow our remaining businesses even though economic times were difficult and we've made great strides to develop a leadership team that is unwavering in their commitment to executing our growth strategy and key business improvement programs. The result is a future for Cooper that has never been brighter.

Appropriately, I would like to thank and recognize all of our employees worldwide for their commitment and hard work in making Cooper the fine Company it is today. These are folks who always put our customers first and who are constantly thinking of new ways to improve our processes and bring innovative design to our products. Importantly, they do all of this ethically with trust and personal responsibility.

I am also grateful to Cooper's Board of Directors, who have encouraged and supported our efforts to reach out to remain competitive in an increasingly challenging market environment. In particular, I would like to recognize Clifford J. Grum, who retired from Cooper's Board of Directors in February 2005, in accordance with the Company's tenure policy. Clifford served Cooper and our shareholders with distinction for 23 years, and his experience and wise counsel will be missed.

I also want to express my gratitude to Cooper's customers, many of whom have been using our products for decades. Their loyalty to our brands and their appreciation for the quality products we bring to market have been, and will continue to be, the lifeblood of the Company's existence.



Kirk S. Hachigian, President and Chief Operating Officer
H. John Riley, Jr., Chairman and Chief Executive Officer

As many of you know, I will retire from Cooper at the end of 2005, in accordance with the Company's mandatory retirement policy. When I was elected as Chairman and Chief Executive Officer in 1996, our Board of Directors entrusted that I would leave Cooper well positioned to deliver superior performance over the long term. I believe I have kept that trust. It has been a privilege to have worked for Cooper for more than four decades, serving most recently as Chairman and Chief Executive Officer of this fine organization. I'm probably one of a very few people today who are still able to say that they have spent virtually their entire career with one company, and I am truly grateful to have had that opportunity. I also would like to say that while Cooper has been an important part of my life, it also has been a way of life for my wife, Diane; my sons, Tom and Patrick; and my daughter, Beth. Like me, they will always consider themselves lifelong members of the Cooper family.



H. John Riley, Jr.
Chairman and Chief Executive Officer

▶ Utility


Cooper Crouse-Hinds
Cooper Crouse-Hinds products have many utility applications, including obstruction lighting to mark towers that may represent hazards to air navigation.
Cooper Power Tools
Utilities depend upon tools from Cooper Power Tools for service and maintenance of generation and distribution equipment.
Cooper B-Line
Cabling support products from Cooper B-Line offer a variety of wire-management options ranging from electrical enclosures and metering to cable tray, equipment racks and other cable support systems.
Cooper Bussmann
Cable limiters are used for short-circuit protection of service panel cables.
Cooper Lighting
Area, street and roadway lighting provides excellent optical performance for utility customers.
Cooper Power Systems
Cooper Power Systems' line of protective relays and controls communicate using PeerCom™ software to provide superior protection from outages.
Cooper Wiring Devices
Utilities use wire mesh pulling grips to install both underground and overhead transmission cables.
Cooper Hand Tools
Utility companies rely on hand tools from Cooper Hand Tools for construction, repair and maintenance.

▶ Major Product Categories

Cooper B-Line
Strut and Hangers
Cable Tray
Spring Steel Fasteners
Electronic Cabinets
Meter Mounting Equipment
Electrical Enclosures

Cooper Bussmann
Electrical Disconnects
Medium-Voltage Fuses
Cable Limiters

Cooper Crouse-Hinds
Conduit and Cable Fittings
Control and Apparatus Equipment
Industrial Lighting
Obstruction Lighting
Plugs and Receptacles
Signals and Alarms
Instrumentation

Cooper Lighting
Architectural Area/Site Lighting
Floodlighting
Street/Roadway Lighting

Cooper Power Systems
Switches
Pad-Mounted and Substation Transformers
Switchgear
Insulating Fluids
Reclosers and Controls
Relays
Cable Accessories
Lightning Arresters

Cooper Wiring Devices
Wire Mesh Grips

Cooper Hand Tools
Measuring Tools
Pliers and Wrenches
Hammers
Cutting Tools
Chain and Fittings

Cooper Power Tools
Pneumatic Material-Removal Tools
Pneumatic Assembly Tools
Bits and Sockets
Universal Joints
Torque Assurance Products
Tube Cleaners and Expanders

Residential


Cooper Crouse-Hinds
Outlet boxes such as nonmetallic Speed-Mount™ switchboxes from Cooper Crouse-Hinds are designed for ease of installation in residential applications.
Cooper Lighting
Recessed downlighting fixtures from Cooper Lighting are a mainstay of most modern homes.
Cooper B-Line
Meter mounting equipment from Cooper B-Line offers easy, weatherproof installation for years of service in residential applications.
Cooper Bussmann
Two new A/C disconnects save contractors installation time through convenience features such as prewired connections.
Cooper Power Systems
Low-voltage surge arresters from Cooper Power Systems reduce equipment failures in homes.
Cooper Hand Tools
Professionals and do-it-yourselfers choose tools from Cooper Hand Tools for quality and value.
Lufkin
Cooper Wiring Devices
Receptacles, switches, lighting controls and structured wiring systems from Cooper Wiring Devices are important in today's state-of-the-art homes.
Cooper Power Tools
Tools from Cooper Power Tools offer professional quality and durability for rugged everyday use.
Cooper Menvier
Heightened concern for security and fire safety has created a residential market in Europe for Cooper Menvier's security and fire-detection products.

Major Product Categories

Cooper B-Line
Strut
Concrete Inserts
Spring Steel Fasteners

Cooper Bussmann
A/C Disconnects
Fused Circuit Protection
Box Cover Units

Cooper Crouse-Hinds
Outlet Boxes
Floor Boxes
Weatherproof Lighting, Boxes and Covers

Cooper Lighting
Recessed Downlighting
Track Lighting
Fluorescent Lighting
Security Lighting
Landscape Lighting

Cooper Menvier
Fire Detection
Security Systems

Cooper Power Systems
Low-Voltage Surge Arresters
Cable Accessories
Pole-Top Transformers
Single-Phase, Pad-Mounted Transformers
Insulating Fluids
Switches
Overcurrent Protection

Cooper Wiring Devices
Switches
Receptacles
GFCI Devices
Dimmers
Wall Plates
Structured Wiring Systems

Cooper Hand Tools
Measuring Tools
Cutting Tools
Screwdrivers
Pliers and Wrenches
Hammers
Soldering Tools
Chain and Fittings

Cooper Power Tools
Pneumatic Drills and Sanders

We make electrical, data and telecom support systems and enclosures.

My job is to inspire others to implement positive changes in the way we do business.

I understand the value of a good idea.





Cooper B-Line manufactures cabling support and routing products for a variety of markets.

"Cooper B-Line is focused on growth through new products, new markets and continued penetration of existing market segments. By providing our customers with the most complete line of support system, wire management and enclosure products available in the industry, Cooper B-Line stands out as the market's source for one-stop shopping."

Kevin Kissling
President, Cooper B-Line

Cooper B-Line's 46 years of dedication to product quality and customer service have earned the Company an industry-wide reputation for reliability and value. During 2004, this reputation became even stronger. Cooper B-Line made great strides to increase market share in its target segments: electrical, mechanical and communication/data. In addition, cost control and productivity improvement initiatives markedly boosted profitability.

Cooper Industries' global scope provides Cooper B-Line with a solid foundation to expand its new product design and material sourcing capabilities. Both of these initiatives have allowed Cooper B-Line to improve productivity, reduce costs and accelerate time-to-market for new product introductions. Cooper B-Line's significant progress made in 2004 on global design and material sourcing will intensify throughout 2005.

As commercial, industrial and telecommunications markets continue to improve in 2005, Cooper B-Line plans to capture new opportunities and take advantage of a strengthened economic platform. Market expansion into both Canada and Europe will broaden Cooper B-Line's customer base, and planned new product introductions will help increase market share. Cooper B-Line's innovative marketing and sales strategies will continue to enable the Company to increase exposure for new products, effectively utilize channel strength and uncover additional opportunities for growth.

Cooper B-Line is reaching beyond its boundaries to develop new products and new markets.



Annual Revenue Contribution

Cooper B-Line 5%


I understand the value of growing globally.
My job is to ensure that our facility maximizes productivity in every respect.
We make circuit protection and power-management products designed to protect electrical and electronic systems.

Joseph Zhang, Construction Project Manager | CHINA

COOPER Bussmann

"Cooper Bussmann is the world's leading overcurrent protection supplier. We are capturing new growth opportunities by penetrating emerging geographic markets and expanding our customer base through new products, enhanced customer service and heightened expertise."

Mike Stoessl*
President, Cooper Bussmann



Annual Revenue Contribution

Cooper Bussmann 8%

Cooper Bussmann outpaced the market in 2004, generating double-digit growth in both sales and earnings. This was the result of a keen focus on increased global market penetration, coupled with continued efforts to reduce costs and improve manufacturing efficiencies.

Since 1914, Cooper Bussmann has been a leader in developing new products and formulating leading-edge technology to provide excellence in circuit protection. Cooper Bussmann leads the industry with its comprehensive portfolio of fuses, fuse holders, terminal blocks, voltage surge protectors, inductors and miniature transformers to provide quality power to a growing number of customers.

During 2004, Cooper Bussmann made significant strides in expanding product availability around the world, particularly in China, Korea and Europe. Likewise, Cooper Bussmann's impressive team of direct-sales personnel and manufacturer's representatives was expanded to meet the needs of its geographically diverse customer base.

New engineering centers were opened in India and China to help speed new products to market. During 2004, Cooper Bussmann launched 89 innovative new electronics, electrical and transportation products, including new products for European markets, chip fuses and electrostatic discharge protection offerings.

Looking toward 2005, Cooper Bussmann plans to continue its focus on aggressive global growth and new product development, keys to ongoing market leadership.

Cooper Bussmann is reaching beyond its boundaries to develop global sales opportunities.



Cooper Bussmann supplies circuit protection for today's demanding telecommunications requirements.

*Mr. Stoessl served as President of Cooper Bussmann through 2004. He was appointed Group President, Cooper Power Systems, in 2005.

I believe in the
power of one...
one Company,
one operating system.

My job is
to assure that
our systems
provide real-time
operating data.

We make electrical products designed to protect personnel and electrical systems in hazardous commercial and industrial environments.

COOPER Crouse-Hinds

"Cooper Crouse-Hinds is connecting across the globe and helping to maximize business opportunities throughout all of Cooper's divisions. We have a unique franchise that allows us to serve customers around the world and provide market reach to other Cooper businesses. Today, we are leveraging the strengths of all of Cooper's assets to deliver innovative solutions to a new set of global customers."

Curt Andersson
President, Cooper Crouse-Hinds



Cooper Crouse-Hinds' products were specified for use on "Thunder Horse," the world's largest semisubmersible production platform.



Annual Revenue Contribution

Cooper Crouse-Hinds 11%

Cooper Crouse-Hinds offers solutions for electrical requirements in harsh and hazardous environments and in heavy-duty industrial and commercial applications. Cooper Crouse-Hinds provides products and services to customers around the world, according to the standards and certifications of each local market.

Cooper Crouse-Hinds focused considerable attention in 2004 on new product development. Innovation serves as a foundation for growth, and Cooper Crouse-Hinds introduced new products in the hazardous, airport lighting and molded products businesses. Product development activities addressed safety, global market needs and products that would improve operating performance for customers.

The increased complexity of existing markets and opportunities in new markets spurred growth for Cooper Crouse-Hinds. Sales and marketing staff was added in many regions to support global growth and market access. During 2004, Cooper Crouse-Hinds also launched a number of initiatives aimed at better understanding customers' needs for high-quality, safety-related products and services.

In addition to implementing Cooper's new Enterprise Business System to enhance information-management capabilities, Cooper Crouse-Hinds also improved performance using Cooper's MVP quality initiative, which identified hundreds of operating and manufacturing improvement opportunities. During 2005, technology initiatives and the MVP productivity improvement process will extend into the entire value stream, from customer inquiry through product delivery and installation. This will position Cooper Crouse-Hinds to provide unequaled customer value well into the future.

Cooper Crouse-Hinds is reaching beyond its boundaries to better serve customers as they invest around the world.

COOPER Lighting

"Cooper Lighting provides superior lighting solutions that surpass our customers' expectations. Our products are used in a wide variety of applications and offer unequaled performance to enhance productivity, energy efficiency and aesthetics. The Cooper Connection helps us to leverage Cooper's entire family of products as an unrivaled platform to showcase our offerings and generate continued growth."

Dave Feldman
President, Cooper Lighting



Cooper's INVUE™ lighting fixtures protect the night sky from light pollution.

Cooper Lighting has a heritage of strong brand identity, and its innovative products are used in the finest residential, retail, commercial and institutional facilities throughout the world. Fast-growing and responsive, Cooper Lighting utilizes intensive market research and product development to provide high-quality, versatile, value-added products.

Cooper Lighting is taking the lead in proactively developing products and services to address the growing importance of environmental concerns. In fact, in 2004, Cooper Lighting introduced more than 50 new products across 14 brands. Cooper Lighting's new product offerings represent significant developments in the industry, and, for the third consecutive year, Cooper Lighting products were recognized by the prestigious Illuminating Engineering Society Progress Committee for "advancing the art and science of lighting."



Annual Revenue Contribution

Cooper Lighting 27%

Cooper Lighting's Halo® and Iris® "Energy Star" qualified downlights and the INVUE™ Lighting System provide unique solutions for new and emerging environmental and safety requirements. Other new products have been designed specifically to offer a variety of energy solutions, and new products from Shaper focus on sustainable design issues using natural materials.

Cooper Lighting also has developed new lighting education courses to address regulatory and environmental challenges, and a team of energy professionals, "Energy ReSOURCE," tracks critical issues and pending legislation impacting the lighting industry.

Cooper Lighting recognizes that change drives its industry. By addressing these changes – energy and environmental regulations, globalization, photobiology, economic and power generation challenges and new technologies – Cooper Lighting will continue to develop new products and solutions that will lead the lighting industry in 2005 and beyond.

Cooper Lighting is reaching beyond its boundaries to advance the art and science of lighting.

We work for Cooper...

and every day we reach beyond our boundaries.


We make lighting fixtures and related products for indoor and outdoor use.
I share all that I know about developing marketing opportunities.
I create solutions for my customers.
Our job is to increase the Company's revenues.

Jodi Alston, Product Manager, Cooper Lighting • Chris Klinker, Regional Vice President, Cooper Connection | USA

COOPER Wiring Devices

"From its inception in 2000, Cooper Wiring Devices has taken an aggressive approach toward marketing and product development. In the process, it has become one of Cooper Industries' fastest-growing businesses. At Cooper Wiring Devices, we continue to look beyond the tried and true to gain market share and drive growth in both the retail and electrical distribution channels."

Jeff Roberts
President, Cooper Wiring Devices

The genesis of Cooper Wiring Devices rests in the reinvention of three legacy brands – Eagle,® Arrow-Hart® and Royer.® With the acquisition of Eagle Electric in 2000, Cooper consolidated these brands under Cooper Wiring Devices, taking advantage of Cooper's strong brand name. This dynamic brand launch has resulted in vibrant growth and improved marketplace awareness with distributors, contractors, designers, builders and homeowners.

The Cooper Wiring Devices brand consolidation also jump started significant internal improvement programs aimed at reducing costs, reallocating manufacturing capacities and, ultimately, enhancing profitability. As a result, Cooper Wiring Devices has been able to expand its new product development platform, including a new design center in Shanghai, China, that has increased the quantity of projects and dramatically reduced their time-to-market.



Annual Revenue Contribution

Cooper Wiring Devices 6%

Cooper Wiring Devices has distinguished itself for its innovative new products. In 2004, the Company successfully launched redesigned decorator switches, new GFCI devices and the "While-In-Use" weatherproof cover for outdoor applications. With the recent introduction of its Aspire™ Design System, Cooper Wiring Devices has extended a fashion footprint to receptacles, dimmers and switches for high-end residential and commercial applications. Capitalizing on this unique trend toward aesthetics creates another potential revenue stream for electrical distributors and big-box retail outlets.

In 2004, Cooper Wiring Devices relocated its headquarters adjacent to Cooper Lighting to maximize synergies between the two businesses. Both divisions' best-in-class showrooms and training facilities will enhance mutual growth opportunities through joint training and marketing programs.



Cooper's new Aspire™ Design System complements high-end interior designs.

Cooper Wiring Devices is reaching beyond its boundaries to bring imagination and flair into the world of switches, wall plates and dimmers.


My job is to bring to market leading-edge products that surpass our customers' expectations.
We make wiring devices and accessories for the distribution and control of electrical power.
Customer satisfaction is what makes me tick.

Ariel Santamaria Fernandez, Product Development Manager | MEXICO


We make emergency lighting, security equipment, fire detection systems and lighting fixtures.
I never sacrifice quality for quantity – I'd rather be safe than sorry.
My job is to make sure that our products meet all applicable safety and environmental standards.
CAP

Jacky Godefroy, Laboratory Safety and Environment Technician | FRANCE



"Cooper Menvier's platform of electrical products and solutions serves as the anchor for Cooper's other businesses to expand market penetration throughout Europe. In addition, Cooper Menvier provides a springboard into emerging markets in Eastern Europe and the Middle East, becoming an integral tool for Cooper's globalization initiative."

Eric Scrimshaw
President, Cooper Europe

As a leading player in the European market for emergency and commercial lighting, fire detection and building security systems, Cooper Menvier provides the foundation for other Cooper divisions, notably Cooper Bussmann, Cooper B-Line, Cooper Crouse-Hinds and Cooper Power Systems, to expand aggressively across the whole continent.

Europe provides solid potential for Cooper to address unique market opportunities through new product introductions and complementary acquisitions. In 2004, Cooper acquired MEDC, a U.K.-based manufacturer of alarms and public-address systems, which became part of Cooper Crouse-Hinds. This acquisition exemplifies the strong synergies among all of Cooper's electrical businesses, which together offer unparalleled products and services to thousands of customers across Europe.

During 2004, Cooper Menvier made significant progress to reduce costs by increasing Asian sourcing and manufacturing capabilities, to grow market share by continuing to strengthen relationships with important distribution channels and to fill unique market niches through the introduction of new products such as the Planete™ lighting series.

The world-famous Burj Al Arab hotel, built offshore from Dubai in the Arabian Gulf, uses centrally controlled emergency lighting from Cooper.

As the Company invests in the growth markets of Eastern Europe and the Middle East, Cooper's product portfolio is well aligned to support industrial growth, infrastructure development and the ever-present need for energy and oil – key requirements of these emerging markets.

By effectively implementing new technologies and manufacturing improvement programs, Cooper Menvier is utilizing the strengths inherent in all of Cooper's businesses to enhance market penetration and further expand into higher-growth markets.

Cooper Menvier is reaching beyond its boundaries to help all of Cooper's businesses grow globally.



Annual Revenue Contribution

Cooper Menvier 8%

COOPER Power Systems

"Cooper Power Systems is benefiting from a renewed focus on the critical need for reliable transmission and distribution of electric power. New products from Cooper Power Systems, like Envirotemp® FR-3™ fluid and the Advanced Automated Switchgear system, offer our customers leading-edge solutions to extend equipment life, protect the environment and decrease costs."

Mike Stoessl
Group President, Cooper Power Systems

Cooper Power Systems has the geographic scope, breadth of products and the technical and manufacturing expertise to generate tremendous growth as customers around the world focus on reliability and system integrity. With products such as transformers, switchgear and arresters, voltage regulators, capacitors, fluids, fuses and fault indicators, Cooper Power Systems provides the widest selection of high-quality products and integrated solutions for the global utility industry.

Today, Cooper Power Systems serves customers in North, South and Central America, as well as in Europe and Asia. During 2004, Cooper Power Systems finalized a joint venture for manufacturing power capacitors in China to further serve the generation needs of this growing market.

Cooper's MVP productivity improvement program and a strategic shift in manufacturing capacity and capabilities have resulted in greater profitability and an improved ability to meet and exceed customer expectations. Likewise, technology has improved top-line growth through new products that address system reliability and efficiency and overarching concerns for environmental protection.



Annual Revenue Contribution

Cooper Power Systems 18%

By continuing to strengthen the infrastructure in Asia and leverage capacity in Central and South America, Cooper Power Systems will drive sales and improve market penetration. Multiple new product launches are planned for 2005, including cost-effective switchgear, integrated modular substations and advanced sensors and protective relays. Continued technology evolution will drive down costs and enhance capabilities for low-cost production and new product development.

Cooper Power Systems is reaching beyond its boundaries to provide unequaled solutions in the distribution and transmission of electric power.



Power transmission equipment from Cooper Power Systems offers improved performance and reliability.

Every day, Cooper's MVP productivity improvement program uncovers new and far-reaching efficiencies.


Every year,
I help Cooper
save millions
of dollars.
We offer equipment,
components and
engineering services
for the distribution
and management
of electric power.
I'm constantly
in pursuit of
a better way.

Carlos Perez, Manufacturing Engineer | MEXICO

COOPER Power Tools

"Cooper Power Tools and Cooper Hand Tools boast a strong and unique global franchise offering some of the most recognized brands in the industry. This brand equity, coupled with our premier customer relationships, has created a vital platform for continued growth and profitability."

Steve Sisney
Group President, Tools & Hardware

Geoffrey Spark
President, Cooper Hand Tools



Customers the world over rely on Cooper's hand and power tools.

COOPER Hand Tools

Quality products and strong customer relationships are Cooper Power Tools' foundation. Through aggressive global expansion in 2004, the business was able to reduce costs, improve operating metrics, enhance customer service and bring a variety of new products to market.

During 2004, Cooper Power Tools broadened market penetration, establishing sales organizations in China and Korea and renewing its focus on Latin American markets. Profitability has strengthened by fully utilizing global supply sources and by maximizing opportunities to lower costs and increase manufacturing efficiencies. Important customer relationships have been strengthened through improved service and responsiveness.

Superior product breadth and strong brands position Cooper Hand Tools as the leader in many global sectors. Marketed through both retail and distribution channels, Cooper Hand Tools' offerings include do-it-yourself and professional hand tools, joining tools and chain and accessories.

During 2004, Cooper Hand Tools achieved greater penetration in international markets and identified significant opportunities to reduce costs and improve profitability. Sales and marketing resources have been strengthened and realigned to mirror channel shifts. Manufacturing capabilities have broadened with added capacity in China commencing in 2005.

Looking forward, global growth will continue to be a key focus for the Cooper Tools Group. Continued worldwide expansion will offer incremental opportunities to serve a growing number of customers, achieve greater supply-chain efficiencies, expand market channels and introduce new and improved products – all critical elements for sustained profitable growth.

Cooper Power Tools and Cooper Hand Tools are reaching beyond their boundaries as technological leaders to foster global customer relationships.



Annual Revenue Contribution

Total Cooper Tools Group 17%

The benefits of our global sourcing and procurement program know no limits.


My job is to
procure products
and services
on time and
in a cost-effective
manner.
I put quality
tools into
the hands
of people
around
the world.
We make the very best
hand tools and electric
and industrial pneumatic
power tools.

Laszlo Jurik, Material Sourcing and Production Planning Supervisor | HUNGARY



At Cooper, value is not just an economic term. Clearly, we generate value for our customers and shareholders. At the same time, we value the communities and neighborhoods that we call home. This commitment to give back is a hallmark of a company with value that generates value. This is a hallmark of Cooper Industries.

At Cooper, corporate citizenship is an essential component of our business strategy, value proposition and stakeholder relationships. We encourage our employees to give back to their communities and to foster a safe and environmentally sound workplace. We report our financial results with integrity and accuracy, and we continue to uphold the highest standards of ethical business conduct.

Our outreach programs are designed to deliver measurable, positive results – on international, national and local levels. Each year, Cooper Industries awards over $3 million in grants and also generously matches employees' gifts to nonprofit organizations and educational institutions.

In order to further Cooper's commitment to volunteerism, sound safety and health practices, educational opportunities and environmental responsibility, the Company has established unique awards programs:

- Cooper's Volunteer Spirit Awards recognize volunteers with donations to the organizations they serve.
- The Take Charge Safety and Health Awards recognize the safety achievements of the Company's facilities through grants to local safety-oriented organizations.
- The Cooper Scholarship Program provides scholarships to dependent children of employees in the U.S., Canada and Mexico.
- Cooper's Environmental Awards Program salutes best-in-class performance in environmental protection and resource conservation through grants to local environmental organizations.

Cooper's ongoing commitment to corporate governance and sustainability has resulted in an enviable reputation for the highest standards of business conduct and corporate ethics.


COOPER

We make a difference by helping others to reach for a better life.


I recognize
that a helping
hand can make
a difference.
I work
for Cooper...
and every day we help others
to reach beyond their boundaries.
We sustain and enhance the quality
of life for our employees, our neighbors
and the places where we do business.

Lyn Shah, Director, Human Resources Automation and Administration | USA

Management Team

Senior Management



(Left to Right) **Terry A. Klebe**, Senior Vice President and Chief Financial Officer; **H. John Riley, Jr.**, Chairman and Chief Executive Officer; **Diane K. Schumacher**, Senior Vice President, General Counsel and Chief Compliance Officer; **Kirk S. Hachigian**, President and Chief Operating Officer; **David R. Sheil**, Senior Vice President, Human Resources and Chief Administrative Officer

Division Presidents



(Left to Right) **Geoffrey Spark**, President, Cooper Hand Tools, Raleigh, North Carolina; **Jeffrey Roberts**, President, Cooper Wiring Devices, Peachtree City, Georgia; **J. Eric Scrimshaw**, President, Cooper Europe, Royal Leamington Spa, Warwickshire, England; **Michael A. Stoessl**, Group President, Cooper Power Systems, Waukesha, Wisconsin; **Curt J. Andersson**, President, Cooper Crouse-Hinds, Syracuse, New York; **Kevin C. Kissling**, President, Cooper B-Line, Highland, Illinois; **David J. Feldman**, President, Cooper Lighting, Peachtree City, Georgia; **Steven L. Sisney**, Group President, Tools & Hardware, Lexington, South Carolina

Corporate Officers



(Left to Right) **Brian D. Rayl**, Vice President, Personnel; **Kenneth V. Camarco**, Vice President, Business Systems; **Robert W. Teets**, Vice President, Environmental Affairs and Risk Management; **Alan J. Hill**, Vice President and Treasurer; **Terrance V. Helz**, Associate General Counsel and Secretary; **David T. Gunther**, Vice President, Internal Audit; **Victoria B. Guennewig**, Vice President, Public Affairs; **Richard J. Bajenski**, Vice President, Investor Relations; **Jeffrey B. Levos**, Vice President, Controller and Chief Accounting Officer; **Thomas E. Briggs**, Vice President, Sales and Marketing, Cooper Connection; **E. Daniel Leightman**, Vice President, Taxes; **Grant L. Gawronski**, Vice President, International Operations

Board of Directors



Stephen G. Butler [1, 4]
Retired Chairman and
Chief Executive,
KPMG, LLP



Robert M. Devlin [2, 3, 4]
Chairman, Curragh
Capital Partners



Ivor J. Evans [3, 4]
Retired Vice Chairman,
Union Pacific Corporation



Kirk S. Hachigian
President and
Chief Operating Officer,
Cooper Industries, Ltd.



Linda A. Hill [1, 3]
Professor, Harvard
Business School



James J. Postl [1, 4]
Retired President and
Chief Executive Officer,
Pennzoil Quaker State
Company



H. John Riley, Jr. [2]
Chairman and
Chief Executive Officer,
Cooper Industries, Ltd.



Dan F. Smith [1, 2, 3]
President and
Chief Executive Officer,
Lyondell Chemical
Company



Gerald B. Smith [1, 4]
Chairman and
Chief Executive Officer,
Smith Graham & Company



James R. Wilson [1, 3]
Retired Chairman, President
and Chief Executive Officer,
Cordant Technologies Inc.

[1] Member of the Audit Committee

[2] Member of the Executive Committee

[3] Member of the Management Development and Compensation Committee

[4] Member of the Committee on Nominations and Corporate Governance

Report of Management on Disclosure and Compliance

The Sarbanes-Oxley Act of 2002 (SOX), combined with the implementing rules of the Securities and Exchange Commission (SEC) and related SEC-approved corporate governance listing requirements of the New York Stock Exchange (NYSE) continue to have a significant impact on the corporate governance, recordkeeping and public disclosure obligations of Cooper and other publicly traded companies. Cooper complies with all sections of SOX and the related SEC rules and Stock Exchange requirements, including certification by the Chief Executive Officer and Chief Financial Officer of the integrity and accuracy of Cooper's financial statements.

The law also requires Cooper to maintain procedures to provide reasonable assurance that the Company is able to collect, process and disclose the information required in the Company's quarterly and annual reports, as well as current reports on Form 8-K. The law also requires periodic review and evaluation of these reporting procedures. Here, too, Cooper fully complies with these regulations.

Cooper's management continues to hold primary responsibility for the Consolidated Financial Statements and other information included herein and in the Annual Report on Form 10-K and for ascertaining that the data fairly reflects the Company's financial position, results of operations and cash flows. The Company prepared the Consolidated Financial Statements in accordance with generally accepted accounting principles, and such statements necessarily include amounts that are based on best estimates and judgments, with appropriate consideration given to materiality.

The Company's system of internal controls is designed to provide reasonable assurance that Company assets are safeguarded from loss or unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of financial statements in accordance with generally accepted accounting principles. This system is augmented by the careful selection and training of qualified personnel, a proper division of responsibilities and the dissemination of written policies and procedures. During 2004, the Company conducted an assessment of its internal control program as required by Section 404 of SOX. This assessment did not identify any material weaknesses in Cooper's internal controls.

An internal audit program monitors the effectiveness of this control system. The Audit Committee of the Board of Directors, which is comprised solely of independent directors, is responsible for overseeing the Company's financial reporting process. The Audit Committee meets periodically with management and Cooper's internal auditors to review the work of each and to monitor the discharge by each of its responsibilities. The Vice President, Internal Audit, reports directly to the Audit Committee. The Audit Committee also hires independent auditors to help discharge its responsibilities and meets periodically with these independent auditors, who have free access to the Audit Committee and the Board of Directors to discuss the quality and acceptability of the Company's financial reporting and internal controls. In addition, the Company, acting through the Audit Committee, has implemented a procedure providing for the confidential submission by employees to the Corporate Ethics Committee, with notice to the Audit Committee, of concerns regarding any questionable accounting or auditing matters.

Ernst & Young LLP, Cooper's independent auditors, is engaged to express an opinion on the Company's Consolidated Financial Statements. Their opinion is based on procedures that they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors. Ernst & Young LLP is also engaged to attest to the effectiveness of the Company's internal controls as required under Section 404 of SOX.

Cooper's commitment to transparency in the Company's financial reporting is only one aspect of the Company's 172-year tradition of operating in accordance with the highest ethical standards. Cooper strives in all its dealings with investors, customers, suppliers, employees and the communities in which the Company operates to be honest and fair and to comply with all applicable laws. These principles are embodied in the Company's Code of Ethics and Business Conduct, which is supplemented by specific corporate policies and procedures that provide employees clear guidance on what constitutes proper behavior when acting on behalf of the Company. The Code is available to all Cooper employees on Cooper's Website. Certain employees, including all executive employees and employees in key functions such as purchasing, sales, engineering, human resources, finance and accounting, are required to certify periodically that they have not committed violations of the Code and have no conflicts of interest, as defined in the Code.

The Company's compliance program is managed by the Corporate Ethics Committee, composed of three senior officers of the Company. The Committee interprets the Code, resolves compliance questions and potential conflicts of interest, develops policies and oversees the activities of Corporate Compliance Officers. These officers are appointed for specific compliance areas within the Company. They keep informed of changes in the law and educate employees within their respective areas. During 2004, as in prior years, numerous training sessions were conducted for employees on ethics and compliance and legal topics such as antitrust law, import/export law, environmental compliance, workplace safety, antibribery laws, product safety and others.

The Company maintains a Corporate Ethics Hotline so that employees who believe that a violation of the Code has been committed can report the suspected violation to the Corporate Ethics Committee. The Hotline may be accessed toll-free from both the United States and countries in which Cooper has significant operations. Employees also may report suspected violations in writing to the Company's Chief Compliance Officer. All such reports are confidential. All reported suspected violations are investigated, and appropriate action, including disciplinary action, is taken by the Corporate Ethics Committee. At least annually, the Corporate Ethics Committee provides a written report of all compliance matters to the Audit Committee of the Board of Directors. We believe Cooper has a comprehensive and effective corporate compliance program.

Terry A. Klebe
Senior Vice President and Chief Financial Officer

Diane K. Schumacher
Senior Vice President, General Counsel and
Chief Compliance Officer

H. John Riley, Jr.
Chairman and Chief Executive Officer

Reconciliation of Non-GAAP Financial Measures

($ in millions, except per-share data)

	2004	2003	2002
Operating Earnings			
Operating earnings	$ 496.6	$ 392.0	$ 354.7
Restructuring	–	2.6	39.1
Operating earnings before restructuring	$ 496.6	$ 394.6	$ 393.8
Continuing Income			
Income from continuing operations	$ 339.8	$ 274.3	$ 213.7
Restructuring	–	5.0	29.8
Contribution to Cooper Industries Foundation	–	9.6	–
Interest income on tax refund	–	(22.9)	–
Continuing income before restructuring and unusual items	$ 339.8	$ 266.0	$ 243.5
Diluted Income Per Common Share			
Net income	$ 3.58	$ 1.58	$ 2.28
Discontinued operations	–	1.34	–
Restructuring and unusual items	–	(.09)	0.32
Continuing income before restructuring and unusual items	$ 3.58	$ 2.83	$ 2.60
Operating Earnings by Business Segment			
Electrical Products:			
Operating earnings	$ 511.2	$ 418.7	$ 376.6
Restructuring	–	16.4	24.0
Operating earnings before restructuring	$ 511.2	$ 435.1	$ 400.6
Tools and Hardware:			
Operating earnings	$ 62.7	$ 39.4	$ 14.6
Restructuring	–	(0.4)	12.7
Operating earnings before restructuring	$ 62.7	$ 39.0	$ 27.3
Debt-to-Total-Capitalization Ratio			
Short-term debt	$ 97.6	$ 6.2	$ 4.1
Current maturities of long-term debt	665.4	0.4	153.8
Long-term debt	698.6	1,336.7	1,280.7
Total debt	1,461.6	1,343.3	1,438.6
Total shareholders' equity	2,286.5	2,118.2	2,002.4
Total capitalization	$ 3,748.1	$ 3,461.5	$ 3,441.0
Total debt-to-total-capitalization ratio	39.0%	38.8%	41.8%
Total debt	$ 1,461.6	$ 1,343.3	$ 1,438.6
Cash and cash equivalents	(652.8)	(463.7)	(302.0)
Net debt	$ 808.8	$ 879.6	$ 1,136.6
Total capitalization	$ 3,748.1	$ 3,461.5	$ 3,441.0
Cash and cash equivalents	(652.8)	(463.7)	(302.0)
Total capitalization, net of cash	$ 3,095.3	$ 2,997.8	$ 3,139.0
Net debt-to-total-capitalization ratio	26.1%	29.3%	36.2%
Free Cash Flow			
Net cash provided by operating activities	$ 473.6	$ 445.3	$ 479.8
Capital expenditures	(102.8)	(79.9)	(73.8)
Proceeds from sales of property, plant, equipment and other	11.8	18.1	22.0
Free cash flow	$ 382.6	$ 383.5	$ 428.0
Return on Invested Capital			
Operating earnings	$ 496.6	$ 392.0	$ 354.7
Restructuring	–	2.6	39.1
Contribution to Cooper Industries Foundation	–	12.0	–
Operating earnings before restructuring and unusual items	$ 496.6	$ 406.6	$ 393.8
Income tax expenses	102.8	81.3	93.5
	$ 393.8	$ 325.3	$ 300.3
Average total capital before accumulated goodwill amortization	$ 4,047.0	$ 3,972.8	$ 3,878.5
Return on invested capital	9.7%	8.2%	7.7%

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-31330

Cooper Industries, Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Bermuda	**98-0355628**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
600 Travis, Suite 5800, Houston, Texas	**77002**
(Address of Principal Executive Offices)	(Zip Code)

713/209-8400
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Class A Common Shares, $0.01 par value	**The New York Stock Exchange**
Rights to Purchase Preferred Shares	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes _X_ No ___

The aggregate value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2004 was $5,429,406,410.

Number of registrant's common shares outstanding as of January 31, 2005 – 92,659,625 publicly traded Class A common shares, 7,366,637 Class A common shares held by the issuer's subsidiaries, and 54,810,129 Class B common shares held by the issuer's subsidiaries.

DOCUMENTS INCORPORATED BY REFERENCE

Cooper Industries, Ltd. Proxy Statement to be filed for the Annual Meeting of Shareholders to be held on April 26, 2005 (Part II – Item 5, Part III – Items 10, 11, 12 and 14)

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS; ITEM 2. PROPERTIES

GENERAL

The term "Cooper" refers to the registrant, Cooper Industries, Ltd., which was incorporated under the laws of Bermuda on May 22, 2001, and became the successor-registrant to Cooper Industries, Inc. on May 22, 2002.

Cooper operates in two business segments: Electrical Products and Tools & Hardware. Cooper manufactures, markets and sells its products and provides services throughout the world. Cooper has manufacturing facilities in 21 countries and currently employs approximately 26,863 people. On December 31, 2004, the plants and other facilities used by Cooper throughout the world contained an aggregate of approximately 17,874,506 square feet of space, of which approximately 76 percent was owned and 24 percent was leased. The charts on the next page show the number of employees, square footage of facilities owned and leased and location of manufacturing facilities for each industry segment. Certain equipment and production facilities have been financed by industrial revenue bonds issued by local government authorities and are subject to security arrangements customary in such financings.

		Number and Nature of Facilities				Square Footage of Plants and Facilities	
Segment	**Number of Employees**	**Manufacturing**	**Warehouse**	**Sales**	**Other**	**Owned**	**Leased**
Electrical Products	21,119	72	47	105	16	9,868,895	3,625,779
Tools & Hardware	5,477	23	11	20	2	3,788,060	453,919
Other	267	0	0	0	1	0	137,853
Total	26,863	95	58	125	19	13,656,955	4,217,551

* Multi-purpose facilities at a single location are listed in each applicable column.

Manufacturing Plant Locations

Segment	**United States**	**Europe (Other Than UK)**	**United Kingdom**	**Mexico**	**South America**	**Australia**	**Canada**	**China**	**Republic of China**	**India**	**Malaysia**
Electrical Products	35	11	9	9	2	1	1	1	1	1	1
Tools & Hardware	11	7	0	2	2	1	0	0	0	0	0
Total	46	18	9	11	4	2	1	1	1	1	1

* Does not include joint venture operations.

Operations in the United States are conducted by wholly-owned subsidiaries of Cooper, organized by the two business segments. Activities outside the United States contribute significantly to the revenues and operating earnings of both segments of Cooper. These activities are conducted in major commercial countries by wholly-owned subsidiaries and jointly-owned companies, the management of which is structured through Cooper's two business segments. As a result of these international operations, sales and distribution networks are maintained throughout most of the industrialized world. Cooper generally believes that there are no substantial differences in the business risks associated with these international operations compared with domestic activities, although Cooper is subject to certain political and economic uncertainties encountered in activities outside the United States, including trade barriers, restrictions on foreign exchange and currency fluctuations. The five countries in which Cooper generates the most international revenues are Canada, Germany, France, Mexico and the United Kingdom. Cooper has operations in India, Malaysia and China and has several joint ventures with operations in China. Investments in India, Malaysia and China are subject to greater risks related to economic and political uncertainties as compared to most countries where Cooper has operations. Exhibit 21.0 contains a list of Cooper's subsidiaries.

Financial information with respect to Cooper's industry segments and geographic areas is contained in Note 15 of the Notes to the Consolidated Financial Statements. A discussion of acquisitions and divestitures is included in Notes 3, 7 and 16 of the Notes to the Consolidated Financial Statements.

With its two business segments, Cooper serves three major markets: industrial, construction and electrical power distribution. Cooper also serves the electronics and telecommunications markets. Markets for Cooper's products and services are worldwide, though the United States is the largest market. Within the United States, there is no material geographic concentration by state or region. Cooper experiences substantial competition in both of its business segments. The number and size of competitors vary considerably depending on the product line. Cooper cannot specify with exactitude the number of competitors in each product category or their relative market position. However, most operating units experience significant competition from both larger and smaller companies with the key competitive factors being price, quality, brand name and availability. Cooper considers its reputation as a manufacturer of a broad line of quality products and premier brands to be an important factor in its businesses. Cooper believes that it is among the leading manufacturers in the world of electrical distribution equipment, wiring devices, support systems, hazardous duty electrical equipment, emergency lighting, lighting fixtures, fuses, nonpower hand tools and industrial power tools.

Cooper's research and development activities are for purposes of improving existing products and services and originating new products. During 2004, approximately $70.6 million was spent for research and development activities as compared with approximately $63.4 million in 2003 and $54.0 million in 2002. Cooper obtains and holds patents on products and designs in the United States and many foreign countries where operations are conducted or products are sold. Although in the aggregate Cooper's patents are important in the operation of its businesses, the loss by expiration or otherwise of any one patent or license or group of patents or licenses would not materially affect its business.

Cooper does not presently anticipate that compliance with currently applicable environmental regulations and controls will significantly change its competitive position, capital spending or earnings during 2005. Cooper has been a party to administrative and legal proceedings with governmental agencies that have arisen under statutory provisions regulating the discharge or potential discharge of material into the environment. Orders and decrees consented to by Cooper, or currently under negotiation with state regulatory agencies, have contained agreed-upon timetables for fulfilling reporting or remediation obligations or maintaining specified air and water discharge levels in connection with permits for the operations of various plants. Cooper believes it is in compliance with the orders and decrees, and such compliance is not material to the business or financial condition of Cooper. For additional information concerning Cooper's accruals for environmental liabilities, see Note 7 of the Notes to the Consolidated Financial Statements.

Approximately 58 percent of the United States hourly production work force of Cooper is employed in 41 manufacturing facilities, distribution centers and warehouses not covered by labor agreements. Numerous agreements covering approximately 42 percent of all hourly production employees exist with 17 bargaining units at 18 operations in the United States and with various unions at 27 international operations. During 2004, new agreements were concluded covering hourly production employees at 3 operations in the United States. Cooper considers its employee relations to be excellent.

Sales backlog at December 31, 2004 was approximately $403.3 million, all of which is for delivery during 2005, compared with backlog of approximately $352.2 million at December 31, 2003.

Cooper's financial condition and performance are subject to various risks and uncertainties including, but not limited to: (1) the condition of the domestic economy and European and Latin American markets; (2) spending on commercial and residential construction and by utilities; (3) worldwide energy-related project spending; (4) demand for products in the electronics and telecommunications markets; (5) changes in raw material and energy costs; (6) changes in mix of products sold; (7) realization of benefits of cost reduction programs (including implementation of an Enterprise Business System); (8) industry competition; (9) the timing of facility consolidations and the magnitude of any disruption from such consolidations; (10) the timing and amount of any stock repurchases by Cooper; (11) changes in tax laws, regulations and treaties; (12) the relationship of the U.S. dollar to the currencies of countries in which Cooper does business; (13) mergers and acquisitions and their integration into Cooper; (14) the resolution of Federal-Mogul's bankruptcy proceedings; and (15) risks related to changing legal and regulatory requirements and changing market, economic and political conditions in the countries in which we operate.

Cooper's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available, free of charge, at the "Investor Center" tab on Cooper's website (www.cooperindustries.com) as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities Exchange Commission.

The following describes the business conducted by each of Cooper's business segments. Additional information regarding the products, markets and distribution methods for each segment is set forth on the table at the end of this Item. Information concerning market conditions, as well as information concerning revenues and operating earnings for each segment, is included under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Electrical Products

The Electrical Products segment manufactures, markets and sells electrical and circuit protection products, including fittings, support systems, enclosures, wiring devices, plugs, receptacles, lighting fixtures, fuses, emergency lighting, fire detection systems and security products for use in residential, commercial and industrial construction, maintenance and repair applications. The segment also manufactures, markets and sells products for use by utilities and in industry for electrical power transmission and distribution, including distribution switchgear, transformers, transformer terminations and accessories, capacitors, voltage regulators, surge arresters and other related power systems components.

The principal raw material requirements include: copper, tin, lead, plastics, insulating materials, pig iron, aluminum ingots, steel, aluminum and brass. These raw materials are available from and supplied by numerous sources located in the United States and abroad.

Demand for electrical products follows general economic conditions and is generally sensitive to activity in the construction market, industrial production levels, electronic component production and spending by utilities for replacements, expansions and efficiency improvements. The segment's product lines are marketed directly to original equipment manufacturers and utilities and to a variety of end users through major distributor chains, retail home centers, hardware outlets and thousands of independent distributors.

Tools & Hardware

The Tools & Hardware segment manufactures, markets and sells hand tools for industrial, construction and consumer markets; automated assembly systems for industrial markets; and electric and pneumatic industrial power tools for general industry, primarily automotive and aerospace manufacturers.

The principal raw material requirements include: flat and bar stock steel, brass, copper, tin plate, fiberglass, aluminum, iron castings, wood, plastic pellets and plastic sheet. These materials are available from and supplied by numerous sources located in the United States and abroad.

Demand for nonpowered hand tools, assembly systems and industrial power tools is driven by employment levels and industrial activity in major industrial countries and by consumer spending. In addition, demand for industrial power tools is influenced by automotive and aerospace production. The segment's products are sold by a company sales force, independent distributors and retailers.

COOPER INDUSTRIES, LTD.
PRODUCTS, MARKETS AND DISTRIBUTION METHODS BY SEGMENT

Electrical Products
Major Products and Brands

Access Cabinets and **E2 Cabinets** electrical enclosures.
Arktite plugs and receptacles.
Arrow-Hart wiring devices.
AtLite commercial, exit and emergency lighting.
B-Line support systems, enclosures, fasteners.
Blessing, CSA, Pretronica and **Univel** emergency lighting and power systems.
Bussmann and **Buss** electrical and electronic fuses.
Cam-Lok electrical connectors.
Capri-Codec cable accessories and flexible conduits.
CEAG emergency lighting systems and explosion protected electrical materials.
Cent-R-Rail and **Redi-Rail** metal rack units and cable trays.
Champ and **Hazard-Gard** HID and fluorescent lighting.
Coiltronics inductors and transformers.
Combined Technologies current-limiting fuses.
Condulet fittings and outlet bodies.
Cooper Power Systems distribution transformers, power capacitors, voltage regulators, surge arresters and SCADA master stations.
Cooper Wiring Devices circuit protective devices.
Corelite and **Neo-Ray** indirect lighting products.
Crompton lighting fixtures and specialty lamps.
Crouse-Hinds and **CEAG** electrical construction materials and **Crouse-Hinds** aviation lighting products.
CUBEFuse fuses, fuse holders and fuse boxes.
DLS electrical wiring and control systems.
Domex electrical construction materials.
Dura-Copper and **Dura-Green** epoxy coatings.
Eagle wiring devices, sockets and switches.
Edison and **Edison Pro** relays and fusegear.
Edison Series Metering residential and commercial meter bases.
Eletromec DIN style fuses.
Emerald consumer recessed and track lighting.
EMSA power transformers.
EnKlosures electrical enclosures.
Envirotemp dielectric fluids.
Fail-Safe high abuse, clean room and vandal-resistant lighting fixtures.
Fulleon, Nugelec and **Transmould** fire detection systems.
Fusetron electric fuses and protectors.
Glocoil electric heating elements.
Halo recessed and track lighting fixtures.
Hart-Lock electrical receptacles, caps, connectors and accessories.
INVUE architectural lighting.
IRiS lighting systems.
JSB, Luminox and **Menvier** emergency lighting and fire detection systems.
Karp, Edison, Mercury and **B&S** electrical fuses.
Kearney fuses, connectors, tools and switches.
Kyle distribution switchgear.
Limitron electric fuses.
Little Brother electrical control panels.
Low-Peak electric fuses.
Lumière specification grade landscape lighting.
Magnum terminal strips and disconnect blocks.
McGraw-Edison and **Lumark** indoor and outdoor lighting.
McGraw-Edison and **RTE** transformer components, cable accessories and fuses.
Metalux fluorescent lighting.
Mini-Line molded-to-cable miniature connectors.
MWS modular wiring systems.
Myers electrical hubs.
Nortem electrical construction materials.
NOVA reclosers, sectionalizers and switches.
Optima fuseholders.
Portfolio architectural recessed lighting.
Posi-Break electrical connectors.
Posi-Lok electrical panel units.
Power-Lock wiring devices, receptacles, caps and covers.
PowerPlus panel boards.
PowerStor carbon aerogel supercapacitors.
Regalsafe signaling and life saving apparatus.
Regent security lighting systems.
Royer wiring devices, sockets and switches.
Scantronic and **Menvier** security systems.
Shaper specification and commercial grade lighting fixtures.
Shock Sentry sockets, connectors, and wall plates.
SpecOne controls, lighting, plugs and receptacles.
Streetworks outdoor lighting.
Sure-Lites exit and emergency lighting.
SurgBloc electrical voltage receptacles and surge suppressors.
Thepitt electrical outlet and switch boxes.
TransX transient voltage protection devices.
UltraSIL surge arresters.
VariGap and **VariStar** surge arresters.
Willsher & Quick electrical enclosures.

Tools & Hardware
Major Products and Brands

Airetool, Buckeye, Cleco, Cooper Automation, DGD, Doler, Dotco, Gardner-Denver*, GardoTrans, Quackenbush, Rotor Tool and **Recoules** industrial power tools and assembly equipment.
Apex and **Geta** screwdriver bits, impact sockets and universal joints.
Campbell chain products.
Crescent pliers and wrenches.
Diamond farrier tools and horseshoes.
Erem precision cutters and tweezers.
Kahnetics dispensing systems.
Lufkin measuring tapes.
Master Power industrial air tools.
Metronix servos and drive controls.
Nicholson files and saws.
Plumb hammers.
Utica torque measuring and controls.
Weller soldering equipment.
Wire-Wrap solderless connection equipment.
Wiss and **H.K. Porter** cutting products.
Xcelite screwdrivers and nutdrivers.

---

* Gardner-Denver is a registered trademark of Gardner Denver, Inc. and is used by Cooper Industries under license.

ELECTRICAL PRODUCTS

Major Markets

Fuses and circuit protection products are utilized in products for the construction, industrial, automotive and consumer markets and to manufacturers in the electrical, electronic, telecommunications and automotive industries. Lighting fixtures are utilized in residential construction, industrial, institutional and commercial building complexes, shopping centers, parking lots, roadways, and sports facilities. Electrical power products are used by utilities and commercial and industrial power users. Electrical construction materials are used in commercial, residential and industrial projects, by utilities, airports and wastewater treatment plants and in the process and energy industries. Emergency lighting, fire detection and security systems are installed in residential, commercial and industrial applications. Support systems and enclosures are used in industrial, commercial and telecommunications complexes. Wiring devices are used in the construction, renovation, maintenance and repair of residential, commercial, industrial and institutional buildings.

Principal Distribution Methods

Products are sold through distributors for use in general construction, plant maintenance, process and energy applications, shopping centers, parking lots, sports facilities, and data processing and telecommunications systems; through distributors and direct to utilities and manufacturers for use in electronic equipment for consumer, industrial, government and military applications; through distributors and direct to retail home centers and hardware outlets; and direct to original equipment manufacturers of appliances, tools, machinery and electronic equipment.

TOOLS AND HARDWARE

Major Markets

Power tools and assembly systems are used by general industrial manufacturers, particularly durable goods producers and original equipment manufacturers, such as those in the aerospace and automobile industries. Hand tools are used in a variety of industrial, electronics, agricultural, construction and consumer applications.

Principal Distribution Methods

Products are sold through distributors and agents to general industry, particularly automotive and aircraft; through distributors and wholesalers to hardware stores, lumberyards and department stores; and direct to original equipment manufacturers, home centers, specialty stores, department stores, mass merchandisers and hardware outlets.

ITEM 3. LEGAL PROCEEDINGS

Cooper is subject to various suits, legal proceedings and claims that arise in the normal course of business. While it is not feasible to predict the outcome of these matters with certainty, management is of the opinion that their ultimate disposition should not have a future additional material adverse effect on Cooper's financial statements.

In October 1998, Cooper sold its Automotive Products business to Federal-Mogul Corporation ("Federal-Mogul"). These discontinued businesses (including the Abex product line obtained from Pneumo-Abex Corporation ("Pneumo") in 1994) were operated through subsidiary companies, and the stock of those subsidiaries was sold to Federal-Mogul pursuant to a Purchase and Sale Agreement dated August 17, 1998 ("1998 Agreement"). In conjunction with the sale, Federal-Mogul indemnified Cooper for certain liabilities of these subsidiary companies, including liabilities related to the Abex product line and any potential liability that Cooper may have to Pneumo pursuant to a 1994 Mutual Guaranty Agreement between Cooper and Pneumo. On October 1, 2001, Federal-Mogul and several of its affiliates filed a Chapter 11 bankruptcy petition and indicated that Federal-Mogul may not honor the indemnification obligations to Cooper. As of the date of this filing, Federal-Mogul had not rejected the 1998 Agreement, which includes the indemnification to Cooper. If Federal-Mogul rejects the 1998 Agreement, Cooper will be relieved of its future obligations under the 1998 Agreement, including specific indemnities relating to payment of taxes and certain obligations regarding insurance for its former Automotive Products businesses. To the extent Cooper is obligated to Pneumo for any asbestos-related claims arising from the Abex product line ("Abex Claims"), Cooper has rights, confirmed by Pneumo, to significant insurance for such claims. Based on information provided by representatives of Federal-Mogul and recent claims experience, from August 28, 1998 through December 31, 2004, a total of 133,161 Abex Claims were filed, of which 86,461 claims have been resolved leaving 46,700 Abex Claims pending at December 31, 2004, that are the responsibility of Federal-Mogul. During the year ended December 31, 2004, 18,185 claims were filed and 34,180 claims were resolved. Since August 28, 1998, the average indemnity payment for resolved Abex Claims was $1,911 before insurance. A total of $66 million was spent on defense costs for the period August 28, 1998 through December 31, 2004. Historically, existing insurance coverage has provided 50% to 80% of the total defense and indemnity payments for Abex Claims.

With the assistance of independent advisors, Bates White, LLC, in the fourth quarter of 2001 Cooper completed a thorough analysis of its potential exposure for asbestos liabilities in the event Federal-Mogul rejects the 1998 Agreement. Based on Cooper's analysis of its contingent liability exposure resulting from Federal-Mogul's bankruptcy, Cooper concluded that an additional fourth-quarter 2001 discontinued operations provision of $30 million after-tax, or $.32 per share, was appropriate to reflect the potential net impact of this issue. The analysis included a review of the twenty-year history of Abex Claims; the average indemnity payments for resolved claims; the jurisdictions in which claims had been filed; Bates White, LLC data on the incidence of asbestos exposure and diseases in various industries; existing insurance coverage including the insurance recovered by Pneumo and Federal-Mogul for pre-bankruptcy claims and the contractual indemnities. Assumptions were made regarding future claim filings and indemnity payments, and, based on the advisor's data, the expected population of persons exposed to asbestos in particular industries. All of this data was used to determine a reasonable expectation of future claims, indemnity payments and insurance coverage. Cooper is preserving its rights as a creditor for breach of Federal-Mogul's indemnification to Cooper and its rights against all Federal-Mogul subsidiaries. Cooper intends to take all actions to seek a resolution of the indemnification issues and future handling of the Abex-related claims within the Federal-Mogul bankruptcy proceedings.

Cooper's fourth-quarter 2001 analysis of the contingent liability exposure assumed that the liabilities would be settled within the Federal-Mogul bankruptcy proceedings. This analysis assumed that representatives of Federal-Mogul, its bankruptcy committees and the future claimants (the "Representatives") would reach similar conclusions regarding the potential future liabilities and insurance recoveries as Cooper did based on the Bates White, LLC analysis. Throughout 2003, Cooper worked towards resolution of the indemnification issues and future handling of the Abex-related claims within the

Federal-Mogul bankruptcy proceedings. This included negotiations with the Representatives regarding participation in Federal-Mogul's proposed 524(g) asbestos trust. Based on the status of the negotiations in 2004, Cooper concluded that it was probable that Federal-Mogul will reject the 1998 Agreement. Cooper also concluded that the Representatives would require any negotiated settlement through the Federal-Mogul bankruptcy to be at the high end of the Bates White, LLC liability analysis and with substantially lower insurance recovery assumptions and higher administrative costs.

While Cooper believes that the insurance has significant additional value, extensive litigation with the insurance carriers may be required to receive recoveries and there is risk that court decisions could reduce the value of the recoveries. Additionally, the assumptions on liability payments could prove inaccurate over time. If Cooper is unable to reach a settlement with the Representatives and the 1998 Agreement is rejected, Cooper would be required to reflect an accrual for the total estimated liability and a receivable for the probable insurance recoveries. Generally accepted accounting principles provide relatively conservative requirements for the recording of insurance recoveries and a substantial portion of the potential insurance recoveries would not be reflected as receivables until future events occur.

During late February and early March 2004, Cooper reassessed the accrual required based on the then current status of the negotiations with the Representatives and the liability and insurance receivable that would be required to be recorded if this matter is not settled within the Federal-Mogul bankruptcy. Cooper concluded that resolution within the Federal-Mogul proposed 524(g) asbestos trust would likely be within the range of the liabilities, net of insurance recoveries, that Cooper would accrue if this matter were not settled within the Federal-Mogul bankruptcy. Accordingly, Cooper recorded a $126.0 million after-tax discontinued operations charge, net of a $70.9 income tax benefit, in the fourth quarter of 2003.

Cooper has continued discussions with the Representatives, but to date has been unable to reach a satisfactory conclusion. At this time, the exact manner in which this issue will be resolved is not known. The accrual for potential liabilities related to the Automotive Products sale and the Federal-Mogul bankruptcy was $225.1 million and $252.5 million at December 31, 2004 and 2003, respectively.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of the fiscal year covered by this report, no matters were submitted to a vote of the shareholders.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Cooper Class A common shares (symbol – CBE) are listed on the New York Stock Exchange. Options for Cooper Class A common shares are listed on the American Stock Exchange. Cooper Class B common shares are not publicly traded. The Class B common shares were issued to Cooper Industries, Inc. in connection with the reincorporation merger in May 2002 whereby Cooper Industries, Inc., formerly the publicly traded parent company, became a wholly-owned subsidiary of Cooper Industries, Ltd. Effective January 1, 2005, the Class B common shares were transferred to Cooper US, Inc., which is a wholly-owned Cooper subsidiary. Cooper US, Inc. is the only holder of Class B common shares. The holders of Class B common shares are not entitled to vote, except as to matters for which the Bermuda Companies Act specifically requires voting rights for otherwise nonvoting shares. Cooper Industries, Ltd. and Cooper subsidiaries holding Class A or Class B common shares have entered into a voting agreement whereby any Class A or Class B common shares held by such Cooper subsidiaries will be voted (or abstained from voting) in the same proportion as the other holders of Class A common shares. Therefore, Class A and Class B common shares held by Cooper subsidiaries do not dilute the voting power of the Class A common shares held by the public.

As of January 31, 2005 there were 24,526 record holders of Cooper Class A common shares and one holder of Cooper Class B common shares.

The high and low quarterly sales price for the past two years of Cooper Class A common shares as reported by Dow Jones & Company, Inc., are as follows:

		Quarter			
		1	2	3	4
2004	High	$58.68	$59.41	$59.74	$68.44
	Low	51.34	52.09	53.90	59.12
2003	High	$39.25	$42.00	$51.65	$58.85
	Low	33.86	35.65	40.34	48.03

Annual cash dividends declared on Cooper's Class A and Class B common shares during 2004 and 2003 were $1.40 a share ($.35 a quarter). On February 9, 2005, the Board of Directors declared a quarterly dividend of $.37 a share (or $1.48 on an annualized basis), which will be paid on April 1, 2005 to shareholders of record on March 1, 2005. This represents a 5.7 percent increase over the prior dividend rate. For dividends payable in 2005, Cooper currently anticipates that based on its capital structure all or a substantial portion of its dividend distributions will be treated as a return of capital to its shareholders. Cooper's subsidiaries waived the right to receive all dividends on Class A and Class B common shares that were payable in 2003 and 2004. For the dividends payable in 2005, Cooper anticipates that its subsidiaries that hold Class A and Class B shares will be receiving dividends on such shares.

The following table reflects activity related to equity securities purchased by Cooper's wholly-owned subsidiaries during the three months ended December 31, 2004:

Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs [1]
As of 9/30/04				161,050
10/01/04 – 10/31/04	-	$ -	-	161,050
11/01/04 – 11/30/04	-	-	-	5,161,050
12/01/04 – 12/31/04	-	-	-	5,161,050
Total	-	$ -	-	

[1] On February 9, 2000, Cooper publicly announced that its Board of Directors authorized the repurchase of up to 5 million shares of Cooper common stock. Cooper has also announced that the Board authorized the repurchase of shares issued from time to time under its equity compensation plans and Dividend Reinvestment and Stock Purchase Plan in order to offset the dilution that results from issuing shares under these plans. On November 2, 2004, Cooper's Board of Directors authorized the repurchase of up to five million additional shares of the Cooper's Class A common stock.

Further information required by this Item is set forth under the caption "Equity Compensation Plan Information" in Cooper's Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with Cooper's 2005 Annual Meeting of Shareholders (the "Proxy Statement") and is incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data for Cooper for each of the five years in the period ended December 31, 2004. The selected historical financial information shown below has been derived from Cooper's audited consolidated financial statements. This information should be read in conjunction with Cooper's consolidated financial statements and notes thereto.

	Years Ending December 31,				
	2004	2003	2002	2001	2000
	(in millions, except per share data)				
INCOME STATEMENT DATA:					
Revenues	$ 4,462.9	$ 4,061.4	$ 3,960.5	$ 4,209.5	$ 4,459.9
Income from continuing operations	$ 339.8	$ 274.3	$ 213.7	$ 261.3	$ 357.4
Charge from discontinued operations, net of taxes	--	126.0	--	30.0	--
Net Income	$ 339.8	$ 148.3	$ 213.7	$ 231.3	$ 357.4
INCOME PER COMMON SHARE DATA:					
Basic -					
Income from continuing operations	$ 3.67	$ 2.96	$ 2.29	$ 2.78	$ 3.82
Charge from discontinued operations	--	1.36	--	.32	--
Net Income	$ 3.67	$ 1.60	$ 2.29	$ 2.46	$ 3.82
Diluted -					
Income from continuing operations	$ 3.58	$ 2.92	$ 2.28	$ 2.75	$ 3.80
Charge from discontinued operations	--	1.34	--	.31	--
Net Income	$ 3.58	$ 1.58	$ 2.28	$ 2.44	$ 3.80
BALANCE SHEET DATA (at December 31):					
Total assets	$ 5,340.8	$ 4,965.3	$ 4,687.9	$ 4,611.4	$ 4,789.3
Long-term debt, excluding current maturities	698.6	1,336.7	1,280.7	1,107.0	1,300.8
Shareholders' equity	2,286.5	2,118.2	2,002.4	2,023.2	1,904.2
CASH DIVIDENDS PER COMMON SHARE	$ 1.40	$ 1.40	$ 1.40	$ 1.40	$ 1.40

In October 1998, Cooper sold its Automotive Products segment for $1.9 billion in proceeds. Discontinued operations charges of $126.0 million, net of a $70.9 million income tax benefit in 2003 and $30 million, net of a $20 million income tax benefit in 2001 were recorded for potential liabilities related to the Automotive Products segment sale and the Federal-Mogul bankruptcy. See Note 16 of the Notes to the Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report on Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations, includes certain forward-looking statements. The forward-looking statements reflect Cooper's expectations, objectives and goals with respect to future events and financial performance, and are based on assumptions and estimates which Cooper believes are reasonable. Forward-looking statements include, but are not limited to, statements regarding facilities closures and production rationalization plans and cost-reduction programs (including implementation of an Enterprise Business System), resolution of income tax matters, potential liability exposure resulting from Federal-Mogul Corporation's ("Federal-Mogul") bankruptcy filing and any statements regarding future revenues, costs and expenses, earnings, earnings per share, margins, cash flows, dividends and capital expenditures. Cooper wishes to caution readers not to put undue reliance on these statements and that actual results could differ materially from anticipated results. Important factors which may affect the actual results include, but are not limited to, the resolution of Federal-Mogul's bankruptcy proceedings, political developments, market and economic conditions, changes in raw material and energy costs, industry competition, the net effects of Cooper's cost-reduction programs, the timing and net effects of facility closures and the magnitude of any disruptions from such closures, changes in mix of products sold, mergers and acquisitions and their integration into Cooper, the timing and amount of any stock repurchases by Cooper, changes in financial markets including foreign currency exchange rate fluctuations and changing legislation and regulations including changes in tax law, tax treaties or tax regulations. The forward-looking statements contained in this report are intended to qualify for the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended.

Critical Accounting Policies

The Consolidated Financial Statements and Notes to the Consolidated Financial Statements contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Cooper believes the following critical accounting policies involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related asset and liability amounts.

Cooper recognizes revenues when products are shipped and accruals for sales returns and other allowances are provided at the time of shipment based upon past experience. If actual future returns and allowances differ from past experience, additional allowances may be required. The accrual for sales returns and other allowances was $45.6 million and $33.8 million at December 31, 2004 and 2003, respectively.

Allowances for excess and obsolete inventory are provided based on current assessments about future demands, market conditions and related management initiatives. If market conditions are less favorable than those projected by management, additional inventory allowances may be required. The allowance for excess and obsolete inventory was $58.9 million at December 31, 2004 and $47.6 million at December 31, 2003.

Pension assets and liabilities are determined on an actuarial basis and are affected by the market value of plan assets, estimates of the expected return on plan assets, discount rates and estimated future employee earnings and demographics. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense ultimately recognized. Differences between actuarial assumptions and estimates and actual experience are deferred as unrecognized gains and losses. Unrecognized gains and losses in excess of a calculated minimum annual amount are amortized and recognized in net periodic pension cost over the average remaining service period of active employees.

Declining interest rates resulted in a decrease in the assumed discount rate used to measure plan obligations from 7.25% in 2001 to 5.75% in 2004. The decrease in the discount rate caused an increase in the accumulated benefit obligation amount. During 2001 and 2002, the fair market value of the equity investments included in pension plan assets decreased significantly, primarily as a result of the overall downturn in the U.S. stock market. The accumulated benefit obligation of certain plans exceeded the fair market value of plan assets at December 31, 2004, 2003 and 2002. This unfunded accumulated benefit obligation, plus the existing prepaid asset resulted in a $8.0 million, $22.9 million and $33.4 million net-of-tax minimum pension liability charge included in accumulated other nonowner changes in equity at December 31, 2004, 2003 and 2002, respectively. Total net periodic pension benefits cost was $18.9 million in 2004, $28.7 million in 2003 and $16.7 million in 2002. The decrease in net periodic pension cost in 2004 is a result of an increase in the return on plan assets due to the recovery of the U.S. stock market. The increase in net periodic pension cost in 2003 was primarily due to a decrease in the return on plan assets and an increase in recognized actuarial losses. Total net periodic pension benefits cost is currently expected to approximate $19.0 million in 2005. The net periodic pension benefit cost for 2005 has been estimated assuming a discount rate of 5.75% and an expected return on plan assets of 8.25%. See Note 13 of the Notes to the Consolidated Financial Statements.

The postretirement benefits other than pensions liability is also determined on an actuarial basis and is affected by assumptions including the discount rate and expected trends in health care costs. Changes in the discount rate and differences between actual and expected health care costs will affect the recorded amount of postretirement benefits expense. Differences between assumptions and actual experience are deferred as unrecognized gains and losses. Unrecognized gains and losses in excess of a minimum annual amount are amortized and recognized in net periodic postretirement benefit cost over the average remaining life expectancy of the participants. The decline in interest rates over the past three years resulted in a decrease in the assumed discount rate used to measure postretirement benefit obligations from 7.25% in 2001 to 5.75% in 2004. Net periodic postretirement benefit cost is expected to decrease slightly to $4.1 million in 2005, primarily as a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, compared to $5.5 million in 2004, $5.8 million in 2003 and $5.2 million in 2002. See Notes 1 and 13 of the Notes to the Consolidated Financial Statements.

Environmental liabilities are accrued based on estimates of known environmental remediation exposures. The liabilities include accruals for sites owned by Cooper and third-party sites where Cooper was determined to be a potentially responsible party. Third party sites frequently involve multiple potentially responsible parties and Cooper's potential liability is determined based on estimates of Cooper's proportionate responsibility for the total cleanup. The amounts accrued for such sites are based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties. Environmental liability estimates may be affected by changing determinations of what constitutes an environmental liability or an acceptable level of cleanup. To the extent that remediation procedures change or the financial condition of other potentially responsible parties is adversely affected, Cooper's estimate of its environmental liabilities may change. The liability for environmental remediation was $36.5 million at December 31, 2004 and $38.9 million at December 31, 2003. See Note 7 of the Notes to the Consolidated Financial Statements.

During the fourth quarter of 2003, Cooper revised the accrual that represents its best estimate of liabilities related to the sale of the Automotive Products business to Federal-Mogul in 1998. During the three year period ending December 31, 2004, Cooper accounted for payments made to settle asbestos-related cases by reducing the accrual and insurance recoveries collected during the periods as increases to the accrual. Subsequent proceeds from insurance claims for settlements would increase the accrual. The liabilities include potential liabilities in the event Federal-Mogul rejects the 1998 Purchase and Sale Agreement for the sale of the Automotive Products business and certain indemnification obligations to Cooper. The analysis of Cooper's contingent liability exposure for asbestos-related claims involving Abex products was conducted in the fourth quarter of 2001 with assistance from independent advisors, Bates White, LLC, and assumed future resolution of the Abex-related asbestos claims within the Federal-Mogul bankruptcy proceeding. The analysis included a review of the twenty-year history of Abex claims; the average indemnity payments for resolved claims; the jurisdictions in which claims had been filed; Bates White, LLC data on the incidence of asbestos exposure and diseases in various industries; existing insurance coverage including the insurance recovered by Pneumo-Abex Corporation and Federal-Mogul for pre-bankruptcy claims and the contractual indemnities. Assumptions were made regarding future claim filings and indemnity payments, and, based on advisor's data, the expected population of persons exposed to asbestos in particular industries. All of this data was used to determine a reasonable expectation of future claims, indemnity payments and insurance coverage. As discussed in Note 16 of the Notes to the Consolidated Financial Statements, throughout 2003, Cooper worked towards resolution of the indemnification issues and future handling of the Abex-related claims within the Federal-Mogul bankruptcy proceedings. This included negotiations with representatives of Federal-Mogul, its bankruptcy committees and the future claimants ("Representatives") regarding participation in Federal-Mogul's proposed 524(g) asbestos trust.

Cooper's fourth-quarter 2001 analysis of the contingent liability exposure assumed that the liabilities would be settled within the Federal-Mogul bankruptcy proceedings. This analysis assumed that the Representatives would reach similar conclusions regarding the potential future liabilities and insurance recoveries as Cooper did based on the Bates White, LLC analysis. Based on the status of the negotiations in 2004, Cooper concluded that it was probable that Federal-Mogul will reject the 1998 Agreement. Cooper also concluded that the Representatives would require any negotiated settlement through the Federal-Mogul bankruptcy to be at the high end of the Bates White, LLC liability analysis and with substantially lower insurance recovery assumptions and higher administrative costs.

While Cooper believes that the insurance has significant additional value, extensive litigation with the insurance carriers may be required to receive recoveries and there is risk that court decisions could reduce the value of the recoveries. Additionally, the assumptions on liability payments could prove inaccurate over time. If Cooper is unable to reach a settlement with the Representatives and the 1998 Agreement is rejected, Cooper would be required to reflect an accrual for the total estimated liability and a receivable for the probable insurance recoveries. Generally accepted accounting principles provide relatively conservative requirements for the recording of insurance recoveries and a substantial portion of the potential insurance recoveries would not be reflected as receivables until future events occur.

During late February and early March 2004, Cooper reassessed the accrual required based on the then current status of the negotiations with the Representatives and the liability and insurance receivable that would be required to be recorded if this matter is not settled within the Federal-Mogul bankruptcy. Cooper concluded that resolution within the Federal-Mogul proposed 524(g) asbestos trust would likely be within the range of the liabilities, net of insurance recoveries, that Cooper would accrue if this matter were not settled within the Federal-Mogul bankruptcy. Accordingly, Cooper recorded a $126.0 million after-tax discontinued operations charge in the fourth quarter of 2003.

Cooper has continued discussions with the Representatives. At this time, the exact manner in which this issue will be resolved is not known. The accrual for potential liabilities related to the Automotive Products sale and the Federal-Mogul bankruptcy was $225.1 million at December 31, 2004 and $252.5 million at December 31, 2003.

Results of Operations

Revenues

	Year Ended December 31,		
	2004	2003	2002
		(in millions)	
Electrical Products	$ 3,722.2	$ 3,358.4	$ 3,324.9
Tools & Hardware	740.7	703.0	635.6
Total Revenues	$ 4,462.9	$ 4,061.4	$ 3,960.5

See the geographic information included in Note 15 of the Notes to the Consolidated Financial Statements for a summary of revenues by country.

2004 vs. 2003 Revenues Revenues for 2004 increased 10% compared to 2003. The impact of foreign currency translation increased revenues approximately 2%.

Electrical Products segment revenues for 2004, which represented 83% of total revenues, increased 11% compared to the prior year. Foreign currency translation increased Electrical Products revenue by approximately 2%. Growth resulted from strong demand from utility, industrial and commercial customers as well as new product introductions and strategic market penetration programs. Realization of price increases aimed to offset higher material costs also contributed to growth. Growth was strongest in the power transmission and distribution, lighting and circuit protection businesses, but was present in each of the business units.

Tools & Hardware segment revenues, which contributed 17% to total 2004 revenues, increased 5% from 2003. Foreign currency translation increased Tools & Hardware revenues by approximately 3%. Increased hand tools and power tools sales were partially offset by declines in shipments of large assembly equipment systems. Demand for hand tools and power tools was largely driven by new product demand to the retail and industrial distribution markets and strong demand from industrial and retail customers. Lower assembly equipment systems revenues resulted from decreased automotive market demand for assembly line equipment systems following a strong shipment year in 2003.

2003 vs. 2002 Revenues Revenues increased 3% in 2003 compared to 2002. Foreign currency translation increased total 2003 revenues by approximately 2%.

Electrical Products revenues for 2003, which represented 83% of total revenues, increased 1% over 2002. Foreign currency translation increased Electrical Products revenues by approximately 2%. Modest sequential improvement in industrial and electronic markets, plus the benefits of Cooper's new product development and market penetration programs resulted in revenue gains in the hazardous duty, circuit protection and wiring devices businesses. Cooper's lighting fixtures business was up slightly, as an improvement in commercial and industrial markets was offset by the impact of inventory management initiatives within the retail channel. Cooper's support systems business continued to be pressured by weak non-residential and telecommunications markets. Controls over discretionary spending by utilities negatively impacted the power transmission and distribution equipment market. Cooper's European lighting and security business, absent favorable currency translation, experienced slightly reduced sales compared to the prior year.

Tools & Hardware segment revenues, which contributed 17% to total 2003 revenues, were 11% higher than 2002. Power tools experienced growth in European-based industrial power tools and assembly equipment markets. Hand tools sales improved over the prior year primarily as a result of increased demand from the retail channel, driven by new product offerings. A weak U.S. Dollar increased total Tools & Hardware revenues during 2003 by approximately 5%.

Operating Results

	Year Ended December 31,		
	2004	2003	2002
	(in millions, except per share data)		
Electrical Products	$ 511.2	$ 418.7	$ 376.6
Tools & Hardware	62.7	39.4	14.6
Total Segment Operating Earnings	573.9	458.1	391.2
General Corporate Expense	77.3	66.1	36.5
Operating Earnings	496.6	392.0	354.7
Interest Expense, net	68.1	74.1	74.5
Interest Income on Tax Refund	-	(28.6)	-
Income from Continuing Operations Before Income Taxes	428.5	346.5	280.2
Income Tax Expense	88.7	72.2	66.5
Income from Continuing Operations	339.8	274.3	213.7
Charge Related to Discontinued Operations	-	126.0	-
Net Income	$ 339.8	$ 148.3	$ 213.7
Diluted Earnings Per Share			
Income from Continuing Operations	$ 3.58	$ 2.92	$ 2.28
Charge from Discontinued Operations	-	1.34	-
Net Income	$ 3.58	$ 1.58	$ 2.28

Cooper measures the performance of its businesses exclusive of financing expenses. All costs directly attributable to operating businesses are included in segment operating earnings. Corporate overhead costs, including costs of traditional headquarters activities, such as treasury, are not allocated to the businesses. See Note 15 of the Notes to the Consolidated Financial Statements.

2004 vs. 2003 Segment Operating Earnings Segment operating earnings were $573.9 million in 2004 compared to $458.1 million in 2003.

Electrical Products segment 2004 operating earnings were $511.2 million compared to $418.7 million for 2003. Return on revenues was 13.7% in 2004, compared to 12.5% in 2003. Electrical Products segment earnings for 2003 included restructuring charges of $16.4 million. Excluding these restructuring charges in 2003, the increase in Electrical Products segment earnings was due primarily to higher revenues and a lower cost structure as a result of restructuring and productivity improvement actions. Increases were partially offset by the impact of inflation on materials, energy and components.

Tools & Hardware segment 2004 operating earnings were $62.7 million compared to $39.4 million for 2003. Return on revenues was 8.5% in 2004 and 5.6% in 2003. The increase primarily reflects benefits of restructuring actions, productivity improvement efforts and the impact of favorable product mix from reduced shipments of lower margin assembly equipment systems, partially offset by higher material costs.

2003 vs. 2002 Segment Operating Earnings Segment operating earnings were $458.1 million in 2003 compared to $391.2 million in 2002.

Electrical Products segment 2003 operating earnings were $418.7 million compared to $376.6 million for 2002. Return on revenues was 12.5% in 2003, compared to 11.3% in 2002. Included in the Electrical Products segment earnings were restructuring charges in 2003 and 2002 totaling $16.4 million and

$24.0 million, respectively. Excluding the restructuring charges in both years, the increase in Electrical Products segment earnings was primarily due to the improvement in margins as a result of cost reduction and productivity actions targeting manufacturing costs. The favorable impact of these actions was partially offset by increased insurance, pension and employee benefit expenses and investments in sales and marketing initiatives.

Tools & Hardware segment operating earnings were $39.4 million for 2003, compared to $14.6 million for 2002. Return on revenues was 5.6% in 2003, compared to 2.3% in 2002. Included in Tools & Hardware segment earnings for 2003 was a net $0.4 million favorable adjustment reflecting the reversal of excess 2002 restructuring charges partially offset by 2003 restructuring charges. Tools & Hardware segment earnings for 2002 included restructuring charges of $12.7 million. Absent the impact of restructuring charges in both years, the increase in Tools & Hardware segment earnings largely reflects the increase in revenues and the impact of Cooper's cost control and manufacturing rationalization efforts, partially offset by unfavorable product mix and higher insurance, pension and employee benefit expenses.

Restructuring

During the fourth quarter of 2003, Cooper recorded net restructuring charges of $16.9 million, or $13.6 million after taxes ($.14 per diluted common share). This represented costs associated with restructuring projects undertaken in 2003 of $18.4 million, partially offset by a $1.5 million adjustment of estimates for restructuring projects initiated in 2002.

The most significant action included in the charges was an announcement of the closing of Cooper Wiring Devices' manufacturing operations in New York City. This action will include the withdrawal from a multiple-employer pension plan. Cooper recorded a $12.5 million obligation as an estimate of Cooper's portion of unfunded benefit obligations of the plan. The remaining $5.9 million charge primarily represents severance for announced employment reductions at several locations. The 2003 net impact of the charges was $16.4 million on the Electrical Products segment, $(0.4) million on the Tools & Hardware segment and $0.9 million related to General Corporate. As of December 31, 2004 and 2003, Cooper had paid $4.9 million and $2.7 million, respectively, for these actions, all of which was for severance costs.

A total of 114 salaried and 150 hourly personnel were eliminated as a result of these actions. A total of 106 personnel were terminated as of December 31, 2003 and the remainder terminated in 2004. The majority of the remaining severance obligation was paid in the first half of 2004. The multiple-employer pension obligation is expected to be paid over 15 years, beginning in 2005. Cooper estimates the annual savings from the personnel reductions was approximately $6 million, (net of the anticipated additional employees added in lower-cost regions) with most of the savings beginning in the first quarter of 2004. The savings from the withdrawal from the multiple-employer pension plan are approximately $1 million per year and are expected to begin in 2006. The majority of the eliminated costs previously were reflected as cost of sales.

In 2001, Cooper accrued $35 million reflecting the contractual amount due to financial advisors associated with Cooper's strategic alternatives review. Cooper paid $5 million to the advisors in the 2001 fourth quarter and $15.7 million during 2002, leaving a balance of $14.3 million payable upon the occurrence of certain events. During the second quarter of 2003, the terms of the agreements with the financial advisors expired with the contingent events that required payment not occurring. Accordingly, the accrual was reversed and reflected as a $14.3 million negative restructuring charge ($8.6 million, net of taxes) on the consolidated income statement.

Restructuring activity for 2003 totaled $2.6 million consisting of the fourth quarter net restructuring charge of $16.9 million, less the $14.3 million negative restructuring charge.

During the fourth quarter of 2002, Cooper committed to (1) the closure of ten manufacturing facilities, (2) further employment reductions to appropriately size Cooper's workforce to market conditions, and (3) the write-off of assets related to production rationalization activities. These actions were taken as a part of Cooper management's ongoing assessment of required production capacity in consideration of the current demand levels. In connection with these commitments, certain production capacity and related assets were sold, outsourced, discontinued or moved to a lower cost environment. Cooper recorded a provision for these announced actions of $39.1 million ($15.0 million of which was non-cash), or $29.8 million after taxes ($.32 per diluted common share). Of this amount, $24.0 million ($11.0 million of which was non-cash) was associated with the Electrical Products segment, $12.7 million ($3.4 million of which was non-cash) was associated with the Tools & Hardware segment and the remainder was related to General Corporate. During the fourth quarter of 2003, Cooper reduced estimates of the cost related to those actions by $1.5 million.

The following table reflects activity related to the fourth quarter 2002 restructuring charge.

	Number of Employees	Accrued Severance	Facilities Closure and Rationalization
		($ in millions)	
2002 Restructuring Charge	1,206	$ 18.3	$ 20.8
Asset write-offs	-	-	(15.0)
Employees terminated	(184)	-	-
Cash expenditures	-	(2.1)	-
Balance at December 31, 2002	1,022	16.2	5.8
Employees terminated	(982)	-	-
Cash expenditures	-	(14.9)	(2.9)
Reversal of excess accruals	(9)	(0.9)	(0.6)
Balance at December 31, 2003	31	0.4	2.3
Employees terminated	(31)	-	-
Cash expenditures	-	(0.4)	(1.7)
Balance at December 31, 2004	-	$ -	$ 0.6

A total of 435 salaried and 771 hourly positions were eliminated as a result of the closure and rationalization actions. Of those planned position eliminations, approximately 600 positions were replaced ultimately as a result of Cooper's ongoing efforts to relocate production capacity to lower cost locations. The expenditures related to the 2002 restructuring charge were funded from cash provided by operating activities.

Cooper estimates that the earnings impact in 2003 from these actions was approximately $10 million in pretax savings, the majority of which benefited the second half of the year. These initial savings were realized from personnel reductions that principally impacted selling and administrative expenses and lower cost of sales. Cooper estimates that incremental savings of $25.0 to $30.0 million were realized in 2004, largely reflected as lower cost of sales.

During the fourth quarter of 2001, Cooper committed to the consolidation or closure of certain Electrical Products segment facilities and recorded a provision for severance and other related costs of these announced actions of $7.1 million ($1.7 million of which was non-cash). Plans to consolidate or close facilities arose as a result of Cooper management continuing to review and modify their assessment of required production and distribution facilities and capacity, in consideration of depressed demand levels.

On August 1, 2001, Danaher Corporation ("Danaher") announced it had made an unsolicited proposal to Cooper for a merger through a stock and cash transaction subject to conducting due diligence procedures. On August 8, 2001, Cooper's Board of Directors unanimously rejected Danaher's proposal and authorized management to explore all strategic alternatives that would maximize shareholder value including mergers, sales, strategic alliances, acquisitions or other similar strategic alternatives. During the 2001 fourth quarter, Cooper recorded a General Corporate restructuring charge of $35.0 million for the fees and expenses of financial advisors and $1.0 million for legal and other external costs associated with performing the strategic alternatives review. On February 13, 2002, Cooper announced that it completed its strategic alternatives review process. After careful review of all the available alternatives with management and its financial advisors, Cooper's Board of Directors concluded that it was in the best interests of Cooper's shareholders to move forward with its plan to reincorporate in Bermuda.

The following table reflects activity related to the fourth quarter 2001 severance, facility consolidation and closure and financial advisors and other cost accruals. A total of 77 salaried and 196 hourly positions were eliminated as a result of these consolidation activities.

	Number of Employees	Accrued Severance	Facilities Consolidation and Closure	Financial Advisors and Other
			($ in millions)	
Balance at December 31, 2001	273	$ 3.0	$ 2.1	$ 30.0
Employees terminated	(273)	-	-	-
Cash expenditures	-	(3.0)	(2.1)	(15.7)
Balance at December 31, 2002	-	-	-	14.3
Reversal of accrual	-	-	-	(14.3)
Balance at December 31, 2003	-	$ -	$ -	$ -

Cash provided by operating activities was the source for funding the expenditures. During the second quarter of 2003, the terms of the agreements with the financial advisors expired with the contingent events that required payment not occurring. Accordingly, the accrual was reversed and reflected as a $14.3 million negative restructuring charge ($8.6 million, net of taxes) on the consolidated income statement. See Note 2 of the Notes to the Consolidated Financial Statements for additional information on restructuring charges.

General Corporate Expense General Corporate expense was $77.3 million in 2004, compared to $66.1 million in 2003. Included in General Corporate expense in 2003 was a $0.9 million restructuring charge offset by a $14.3 million reversal of a previously accrued restructuring charge. Also included in 2003 General Corporate expense was a $12.0 million discretionary contribution to the Cooper Industries Foundation. Excluding the net restructuring amount and the contribution from 2003, General Corporate expense increased $9.8 million over 2003. The increase in General Corporate expense was primarily due to higher incentive and stock-based compensation expenses and the audit and other costs associated with compliance with the regulations enacted in the Sarbanes-Oxley Act of 2002.

General Corporate expense was $66.1 million in 2003, compared to $36.5 million in 2002. Included in General Corporate expense in 2003 was a $0.9 million restructuring charge and a $14.3 million reversal of a previously accrued restructuring charge. General Corporate expense in 2002 included a $2.4 million restructuring charge. Excluding these charges in both years, General Corporate expense increased $45.4 million in 2003 compared to 2002. During 2002, General Corporate expense was reduced by income of $12.0 million under an agreement with Belden, Inc. ("Belden"). In 1993, Cooper completed an initial public offering of the stock of Belden, formerly a division of Cooper. Under the agreement, Belden and Cooper made an election that increased the tax basis of certain Belden assets. Belden is required to pay Cooper ninety percent of the amount by which Belden has actually reduced tax payments that would otherwise have been payable if the increase in the tax basis of assets had not occurred, as realized on a quarterly basis over substantially fifteen years. If Belden does not have sufficient future taxable income, it is possible that Belden will not be able to utilize the tax deductions arising from the increases in the tax basis of the assets resulting in a tax loss carryforward. Belden can carry any loss forward twenty years to offset future taxable income. Cooper concluded that, for 2003 and 2004, no income should be recognized under the agreement. Also, in 2003 Cooper made a discretionary $12.0 million contribution to the Cooper Industries Foundation, which will be used to fulfill commitments to match future employee contributions to non-profit organizations and corporate contributions. No such discretionary contribution was made in 2002. The remaining General Corporate expense increase resulted primarily from increased employee benefit-related expenses, pension expense and stock-based compensation expense.

Interest Expense, Net Interest expense, net decreased $6.0 million in 2004 compared to 2003. Slightly lower average interest rates on debt and an increase in interest income earned on higher cash and cash equivalent balances resulted in the decrease from prior year. Average debt balances in each year were

$1.34 billion and average interest rates were 5.63% and 5.82% for 2004 and 2003, respectively. The decrease in average interest rates primarily resulted from the benefit of interest rate swaps entered into during August 2003 that effectively converted $300 million of 5.25% fixed-rate debt to variable-rate debt at the six month LIBOR rate plus 1.91%.

Interest expense, net decreased $0.4 million in 2003 compared to 2002. Higher average interest rates on lower average debt balances resulted in an increase in interest expense that was offset by an increase in interest income earned on higher cash and cash equivalent balances. Average debt balances were $1.34 billion and $1.40 billion and average interest rates were 5.82% and 5.37% for 2003 and 2002, respectively. The increase in average interest rates primarily resulted from Cooper's replacement in 2002 of substantially all variable rate commercial paper borrowings with long-term fixed-rate debt.

During August 2003, Cooper entered into interest-rate swaps to effectively convert $300 million of 5.25% long-term fixed-rate debt to variable-rate debt at the six-month LIBOR rate plus 1.91% (with semi-annual reset). The notional principal amount and maturity dates of the interest-rate swaps match the underlying long-term debt. During the years ended December 31, 2004 and 2003, Cooper recognized $5.1 million and $2.4 million, respectively, reductions of interest expense, net related to the interest-rate swaps.

Interest Income on Tax Refund During October 2003, Cooper received a refund of $75.9 million for certain claims relating to tax years prior to 1994. The refund included interest of $28.6 million. See Note 12 of the Notes to the Consolidated Financial Statements.

Income Tax Expense The effective tax rate attributable to continuing operations for 2004 was 20.7% compared to 20.8% for 2003.

The effective tax rate attributable to continuing operations for 2003 was 20.8% compared to 23.7% for 2002. The effective tax rate attributable to continuing operations decreased in 2003 when compared to 2002, primarily as a result of full year effect of the reorganization as discussed in Note 1 of the Notes to the Consolidated Financial Statements. See Note 12 of the Notes to the Consolidated Financial Statements.

Charge Related to Discontinued Operations In the fourth quarter of 2003, Cooper concluded that an additional $126.0 million charge, net of a $70.9 million income tax benefit, related to potential asbestos obligations regarding the Automotive Products segment which was sold in 1998 was required in order to adjust the existing accrual to an amount that will be within the likely range of outcomes. See Note 16 of the Notes to the Consolidated Financial Statements.

Diluted Earnings Per Share Diluted earnings per share from continuing operations was $3.58 in 2004, $2.92 in 2003 and $2.28 in 2002.

Percentage of Revenues

	Year Ended December 31,		
	2004	2003	2002
Cost of Sales:			
Electrical Products	69.3%	69.9%	71.2%
Tools & Hardware	72.6%	74.9%	75.0%
Selling and Administrative:			
Electrical Products	17.0%	17.2%	16.7%
Tools & Hardware	18.9%	19.5%	20.7%

2004 vs. 2003 Percentage of Revenues Electrical Products segment cost of sales, as a percentage of revenues, decreased 0.6 points compared to 2003. The decrease in cost of sale percentage was primarily a result of reductions in the cost structure stemming from restructuring and productivity improvement actions and increased leverage of fixed costs on higher volumes partially offset by higher material, energy and component costs not fully realized in product price increases. Tools & Hardware segment cost of sales, as a percentage of revenues, decreased 2.3 points compared to 2003. This decrease in cost of sales percentage reflects improved mix of product sales as a result of lower assembly equipment systems shipments, and cost reduction actions.

Electrical Products segment selling and administrative expenses, as a percentage of revenues, were 17.0% for 2004 compared to 17.2% for 2003. This decrease in selling and administrative expenses percentage is attributable to increased leverage from higher volumes, partially offset by higher incentive compensation costs related to improved earnings. Tools & Hardware segment selling and administrative expenses, as a percentage of revenues, were 18.9% in 2004 compared to 19.5% in 2003. This decrease in selling and administrative expenses percentage resulted from higher revenues, partially offset by increased incentive compensation expenses.

2003 vs. 2002 Percentage of Revenues Electrical Products segment cost of sales, as a percentage of revenues, for 2003 decreased 1.3 points compared to 2002. The decrease in the cost of sales percentage was primarily a result of the continued focus on adjusting Cooper's cost structure and productivity improvements. Tools & Hardware segment cost of sales, as a percentage of revenues, decreased 0.1 points in 2003 compared to 2002. The decrease in the cost of sales percentage reflects the benefits of cost reduction programs, partially offset by an unfavorable mix of lower margin assembly equipment shipments and costs incurred as the cost reduction programs were implemented.

Electrical Products segment selling and administrative expenses, as a percentage of revenues, for 2003 were 17.2% compared to 16.7% for 2002. The increase in the selling and administrative expenses percentage is attributable to higher employee benefits-related costs, higher insurance costs and increased sales and marketing costs resulting from initiatives to expand market share, partially offset by benefits from the 2002 cost reduction programs. Tools & Hardware segment selling and administrative expenses, as a percentage of revenues, were 19.5% compared to 20.7% for 2002. The decrease in the selling and administrative expenses percentage reflects increased leveraging of costs partially offset by a modest increase in expenses, particularly related to employee benefits.

Cooper realizes certain costs and proceeds that are not directly attributable to the operating segments. These items are reflected as General Corporate expenses. See the "General Corporate Expense" section above.

Earnings Outlook

The following sets forth Cooper's general business outlook for 2005 based on current expectations.

Cooper expects mid single digit growth in revenues for Electrical Products in 2005 from improving industrial and nonresidential construction markets, market penetration and price increases in response to commodity cost inflation partially offset by slower residential construction markets. In the Tools & Hardware segment, Cooper also expects mid single digit revenue growth through expansion of industrial markets, market penetration and price increases as a result of raw material cost increases. Operating earnings are expected to grow more rapidly than revenues as a result of cost reduction programs, productivity improvements and leveraging of fixed costs. Diluted continuing earnings per share is expected to increase 10% to 15% compared to 2004.

The above statements are forward looking, and actual results may differ materially. The above statements are based on a number of assumptions, risks and uncertainties. The primary economic assumptions include, without limitation: (1) continued growth in the domestic and international economies; (2) no significant change in raw material or energy costs that are not realized through price increases; (3) realization of benefits of cost-reduction programs (including implementing an Enterprise Business System) with no major disruptions from those programs currently underway; and (4) no significant adverse changes in the relationship of the U.S. dollar to the currencies of countries in which Cooper does business. The estimates also assume, without limitation, no significant change in competitive conditions and such other risk factors as are discussed from time to time in Cooper's periodic filings with the Securities and Exchange Commission.

Pricing and Volume

In each of Cooper's segments, the nature of many of the products sold is such that an accurate determination of the changes in unit volume of sales is neither practical nor, in some cases, meaningful. Each segment produces a family of products, within which there exist considerable variations in size, configuration and other characteristics.

It is Cooper's judgment that unit volume in the Electrical Products segment increased in 2004. Unit volume also increased in the Tools & Hardware segment in 2004, but was largely offset monetarily by the decline in shipments of large assembly systems.

During the three-year period ending December 31, 2004, Cooper has experienced an overall decline in customer pricing. However, price realization was achieved in 2004, primarily in response to increased material, energy and components costs. Cooper has aggressively acted to control and reduce costs during the three-year period through strategic sourcing, manufacturing improvement and rationalization efforts in order to improve profitability in the segments.

Effect of Inflation

Over the three-year period, inflation has had a relatively minor impact on Cooper's results of operations. However, during 2004, there were significant increases in certain key commodities and components, which were not fully offset through price increases in businesses with a high material content. Cooper's on-going initiatives to improve productivity and rationalize its operational base has mitigated increases in employee compensation and benefits, as well as general inflation on operating costs.

Liquidity and Capital Resources

Operating Working Capital

For purposes of this discussion, operating working capital is defined as receivables and inventories less accounts payable.

Cooper's operating working capital increased $31 million to $993 million in 2004 compared to $962 million in 2003. The increase in operating working capital for 2004 was due to a $82 million increase in accounts receivable partially offset by a $29 million decrease in inventories and a $22 million increase in accounts payable. Excluding acquisitions and currency translation, operating working capital was essentially flat on a 10% revenue increase. Operating working capital turnover (defined as annual revenues divided by average operating working capital) for 2004 was 4.6 turns, increasing from 4.2 turns in 2003, due to continued focus on improving the use of working capital, particularly lowering inventory levels, while increasing sales. A portion of the reduction in inventories was due to a $11 million increase in the allowance for excess and obsolete inventories.

Cooper's operating working capital decreased $13 million to $962 million in 2003 compared to $975 million in 2002. The decrease in operating working capital for 2003 was due to a $29 million reduction in inventories and a $17 million increase in accounts payable, partially offset by a $32 million increase in accounts receivable. Operating working capital turnover for 2003 was 4.2 turns, increasing from 3.9 turns in 2002, due to continued focus on improving the efficient use of working capital, particularly lowering inventory levels. A portion of the reduction in inventories was due to a $7 million increase in the allowance for excess and obsolete inventories.

Cooper's operating working capital decreased $72 million to $975 million in 2002 from $1,047 million in 2001. This decrease was primarily related to a $90 million reduction in inventories and a $70 million reduction in accounts receivable, partially offset by lower accounts payable. Contributing to the reduction in inventories was a $6 million increase in the allowance for excess and obsolete inventories reflecting Cooper's assessment of ultimate disposition in consideration of market conditions. Operating working capital turnover decreased to 3.9 turns in 2002 from 4.0 turns in 2001. The decrease from 2001 reflects the impact of lower shipments.

Cash Flows

Net cash provided by operating activities in 2004 totaled $474 million. These funds, along with $78 million of cash received from employee stock plan activity and a $90 million net increase in debt, were used to fund capital expenditures of $103 million, dividends of $131 million, share repurchases of $203 million and acquisitions of $49 million, resulting in an increase in cash and cash equivalents of $189 million.

Net cash provided by operating activities in 2003 totaled $445 million. These funds, along with $63 million of cash received from employee stock plan activity, were used to fund capital expenditures of $80 million, dividends of $130 million and net debt repayments of $170 million, resulting in an increase in cash and cash equivalents of $162 million.

Net cash provided by operating activities in 2002 totaled $480 million. These funds, along with a net $95 million of additional debt, partially offset by capital expenditures of $74 million, dividends of $130 million and share purchases of $94 million, resulted in an increase in cash and cash equivalents of $291 million.

In connection with accounting for acquisitions, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired businesses into existing Cooper operations. At December 31, 2004, Cooper had accruals totaling $11.0 million related to these activities. Cash flows from operating activities for each of the three years in the period ended December 31, 2004, is reduced by the amounts expended on the various accruals established in connection with each acquisition. Cooper spent $7.1 million, $11.0 million and $7.2 million on these integration activities in 2004, 2003 and 2002, respectively. See Note 7 of the Notes to the Consolidated Financial Statements for further information.

Cooper currently anticipates a continuance of its long-term ability to annually generate in excess of $200 million in cash flow available for acquisitions, debt repayment and common stock repurchases.

As discussed in Note 16 of Notes to the Consolidated Financial Statements, Cooper is continuing discussions with the representatives of Federal-Mogul, its bankruptcy committees and the future claimants regarding settlement of Cooper's contingent liabilities related to the Automotive Products sale to Federal-Mogul. It is likely that if a settlement is reached, the settlement would involve a cash contribution. Cooper anticipates that any settlement cash contribution amounts would be funded from operating cash flows.

Debt

At December 31, 2004 and 2003, Cooper had short-term debt of $97.6 million and $6.2 million, respectively. None of this short-term debt consisted of commercial paper.

Cooper's practice is to back up its short-term debt with a combination of cash and committed credit facilities. At December 31, 2004 and 2003, Cooper had cash and cash equivalents of $652.8 million and $463.7 million, respectively. At December 31, 2004, Cooper had a $500 million committed credit facility which matures in November 2009. Short-term debt, to the extent not backed up by cash, reduces the amount of additional liquidity provided by the committed credit facility.

The credit facility agreement is not subject to termination based on a decrease in Cooper's debt ratings or a material adverse change clause. The principal financial covenants in the agreement limit Cooper's debt-to-total capitalization ratio to 60% and require Cooper to maintain a minimum earnings before interest expense, income taxes, depreciation and amortization to interest ratio of 3 to 1. Cooper is in compliance with all covenants set forth in the credit facility agreement.

Cooper's access to the commercial paper market could be adversely affected by a change in the credit ratings assigned to its commercial paper. Should Cooper's access to the commercial paper market be adversely affected due to a change in its credit ratings, Cooper would rely on a combination of available cash and its committed credit facility to provide short-term funding. The committed credit facility does not contain any provision which makes their availability to Cooper dependent on Cooper's credit ratings.

During June 2002, Cooper's subsidiary, Cooper Industries, Inc. ("Cooper Ohio"), issued $300 million senior unsecured notes due July 1, 2007 with a 5.25% interest rate. Proceeds from the notes were used to reduce outstanding commercial paper balances. During September 2002, Cooper Ohio filed a Form S-4 Registration Statement to exchange the original notes for notes with substantially identical terms, except that the exchange notes are registered under the Securities Act of 1933, as amended, and the transfer restrictions and registration rights applicable to the original notes do not apply to the exchange notes. The original and exchange notes are fully and unconditionally guaranteed by Cooper. The exchange offer was completed on November 4, 2002 with all holders exchanging their notes. Cooper Ohio did not receive any proceeds from the exchange offer.

During August 2003, Cooper entered into interest-rate swaps to effectively convert $300 million of 5.25% long-term fixed-rate debt to variable-rate debt at the six month LIBOR rate plus 1.91% (with semi-annual reset). The swaps mature concurrent with the long-term debt and have been designated as fair-value hedges.

During 1999, Cooper Ohio completed a shelf registration to issue up to $500 million of debt securities. On October 28, 2002, Cooper Ohio issued $275 million senior unsecured notes due November 1, 2009, with a 5.5% interest rate. Proceeds from the notes were used to repay short-term debt and other maturing indebtedness in 2002 and current maturities of long-term debt in 2003. The notes are fully and unconditionally guaranteed by Cooper. Cooper terminated the shelf registration effective August 6, 2004.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Cooper executes stand-by letters of credit, performance bonds and other guarantees in the normal course of business that ensure Cooper's performance or payments to third parties. The aggregate notional value of these instruments was $106.6 million at December 31, 2004. Eighty-three percent of these instruments have an expiration date within one year. In the past, no significant claims have been made against these financial instruments. Management believes the likelihood of demand for payment under these instruments is minimal and expects no material cash outlays to occur in connection with these instruments.

The following table summarizes Cooper's contractual obligations at December 31, 2004 and the effect such obligations are expected to have on its liquidity and cash flows in future periods.

Contractual Obligations:	Payments Due Total	Less than One Year	One to Three Years (in millions)	Four to Five Years	After Five Years
Long-Term Debt	$ 1,364.0	$ 665.4	$ 313.0	$ 375.4	$ 10.2
Short-Term Debt	97.6	97.6	-	-	-
Noncancellable Operating Leases	89.5	21.0	35.8	18.8	13.9
Purchase Obligations	262.2	261.5	0.7	-	-
Other Long-Term Liabilities(1)	273.9	18.8	35.7	34.2	185.2
	$ 2,087.2	$ 1,064.3	$ 385.2	$ 428.4	$ 209.3

(1) Includes unfunded other postretirement benefit obligations, unfunded foreign defined benefit pension plan liabilities, other postemployment benefit liabilities and environmental liabilities.

Capitalization

During the first quarter of 2000, Cooper's Board of Directors authorized the repurchase of up to five million shares of common stock. As of December 31, 2004, there were approximately 0.2 million shares available for repurchase under this authorization. On November 2, 2004, Cooper's Board of Directors authorized the purchase of up to five million additional shares of common stock.

Cooper has targeted a 35% to 45% debt-to-total capitalization ratio and intends to utilize cash flows to maintain a debt-to-capitalization ratio within this range. Excess cash flows are utilized to purchase shares of Cooper's Common stock or fund acquisitions. At December 31, 2004, 2003 and 2002, Cooper's debt-to-total capitalization ratio was 39.0%, 38.8% and 41.8%, respectively.

On February 9, 2005, Cooper's Board of Directors announced an increase in the annual dividend rate of Cooper's common stock by eight cents per share to $1.48, or 37 cents per quarter.

Capital Expenditures and Commitments

Capital expenditures on projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or expand production capacity were $103 million in 2004, $80 million in 2003 and $74 million in 2002. The 2004 increase in capital expenditures was driven primarily by the purchase of a previously leased manufacturing facility in Mexico, relocation of Cooper Wiring Devices operations headquarters from New York City to permanent facilities in Peachtree City, Georgia, and continued implementation of new business systems. Capital expenditures decreased during 2002 compared to the prior year, as Cooper completed several significant projects and focused on maximizing cash generation from its operations. Capital expenditures are projected to be approximately $100 to $130 million in 2005. Projected expenditures for 2005 will focus on development of new products, the implementation of new business systems and cost reduction programs.

Interest Rate and Foreign Currency Risk

Changes in interest rates and foreign currency exchange rates affect Cooper's earnings and cash flows. As a result of having sales, purchases and certain intercompany transactions denominated in currencies other than the functional currencies used by Cooper's businesses, Cooper is exposed to the effect of foreign exchange rate changes on its cash flows and earnings. Cooper enters into foreign currency forward exchange contracts to hedge significant foreign currency denominated transactions for periods consistent with the terms of the underlying transactions. Contracts generally have maturities that do not exceed one year.

The table below provides information about Cooper's derivative financial instruments and other financial instruments at December 31, 2004 that are sensitive to changes in interest rates. Additionally, information on foreign denominated debt obligations that are sensitive to foreign currency exchange rates is presented. For debt obligations the table presents principal cash flows by expected maturity dates and weighted average interest rates. The information is presented in U.S. Dollar equivalents. The actual cash flows are denominated in U.S. Dollars, Euros and British Pound Sterling as indicated in parentheses. For interest-rate swaps, the table presents notional amounts and weighted average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The average pay-rate on interest-rate swaps is based on implied forward-rates in the yield curve as of December 31, 2004.

	2005	2006	2007	2008	2009	Thereafter	Total
				($ in millions)			
Long-term debt:							
Fixed-rate (U.S. Dollar)	$ 229.4	$ 12.2	$ 300.8	$ 100.4	$ 275.0	$ 2.2	$ 920.0
Average interest-rate	5.8%	5.5%	5.6%	5.6%	5.5%	6.8%	5.8%
Fixed-rate (Euro)	$ 409.1	$ -	$ -	$ -	$ -	$ -	$ 409.1
Average interest-rate	6.3%	-	-	-	-	-	6.3%
Variable-rate (GBP)	$ 26.9	$ -	$ -	$ -	$ -	$ -	$ 26.9
Average interest-rate	4.5%	-	-	-	-	-	4.5%
Variable-rate (U.S. Dollar)	$ -	$ -	$ -	$ -	$ -	$ 8.0	$ 8.0
Average interest-rate	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%	2.4%
Interest-rate swaps:							
Fixed to variable:							
Notional amount[1]	$ 300.0	$ 300.0	$ 300.0	$ -	$ -	$ -	$ 300.0
Average pay-rate	5.06%	5.71%	5.95%	-	-	-	5.49%
Average receive-rate	5.25%	5.25%	5.25%	-	-	-	5.25%

[1] Cooper entered into interest-rate swaps to effectively convert its fixed-rate $300 million senior unsecured debt due in July 2007 to variable-rate debt.

The table below provides information about Cooper's foreign currency forward exchange contracts to purchase currencies in excess of $5 million at December 31, 2004. The contracts mature during 2005. The notional amount is used to calculate the contractual payments exchanged under the contracts. The notional amount represents the U.S. dollar equivalent.

	2005
	(in millions, where applicable)
U.S. Dollar Functional Currency	
Buy Canadian Dollars / Sell U.S. Dollars	
Notional amount	$ 89.7
Average contract rate	0.8083
Canadian Functional Currency	
Buy U.S. Dollars / Sell Canadian Dollars	
Notional amount	$ 14.8
Average contract rate	0.7610
U.S. Dollar Functional Currency	
Buy Euro / Sell U.S. Dollars	
Notional amount	$ 14.6
Average contract rate	1.338

The table below provides information about Cooper's derivative financial instruments and other financial instruments at December 31, 2003 that are sensitive to changes in interest rates. Additionally, information on foreign denominated debt obligations that are sensitive to foreign currency exchange rates is presented. For debt obligations the table presents principal cash flows by expected maturity dates and weighted average interest rates. The information is presented in U.S. Dollar equivalents. The actual cash flows are denominated in U.S. Dollars, Euros and British Pound Sterling as indicated in parentheses. For interest-rate swaps, the table presents notional amounts and weighted average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The average pay-rate on interest-rate swaps is based on implied forward-rates in the yield curve as of December 31, 2003.

	2004	2005	2006	2007	2008	Thereafter	Total
				($ in millions)			
Long-term debt:							
Fixed-rate (U.S. Dollar)	$ 0.4	$ 229.9	$ 11.4	$ 300.4	$ 100.3	$ 277.0	$ 919.4
Average interest-rate	5.8%	5.8%	5.5%	5.6%	5.6%	5.5%	5.8%
Fixed-rate (Euro)	$ -	$ 374.6	$ -	$ -	$ -	$ -	$ 374.6
Average interest-rate	6.3%	6.3%	-	-	-	-	6.3%
Variable-rate (GBP)	$ -	$ 29.9	$ -	$ -	$ -	$ -	$ 29.9
Average interest-rate	3.6%	3.6%	-	-	-	-	3.6%
Variable-rate (U.S. Dollar)	$ -	$ -	$ -	$ -	$ -	$ 8.0	$ 8.0
Average interest-rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Interest-rate swaps:							
Fixed to variable:							
Notional amount[1]	$ 300.0	$ 300.0	$ 300.0	$ 300.0	$ -	$ -	$ 300.0
Average pay-rate	3.34%	4.81%	5.95%	6.46%	-	-	4.95%
Average receive-rate	5.25%	5.25%	5.25%	5.25%	-	-	5.25%

[1] Cooper entered into interest-rate swaps to effectively convert its fixed-rate $300 million senior unsecured debt due in July 2007 to variable-rate debt.

The table below provides information about Cooper's foreign currency forward exchange contracts to purchase currencies in excess of $5 million at December 31, 2003. The contracts mature during 2004. The notional amount is used to calculate the contractual payments exchanged under the contracts. The notional amount represents the U.S. dollar equivalent.

	2004
	(in millions, where applicable)
Canadian Dollar Functional Currency	
Buy U.S. Dollars / Sell Canadian Dollars	
Notional amount	$ 27.1
Average contract rate	0.7147
Euro Functional Currency	
Buy U.S. Dollars / Sell Euro	
Notional amount	$ 7.5
Average contract rate	1.129

U.S. Dollar Functional Currency

Buy Mexican Pesos / Sell U.S. Dollars	
Notional amount	$ 9.2
Average contract rate	.0855

The following transactions were implemented to partially align Cooper's interest rate exposure profile with its short term interest rate expectations in an economically efficient manner that is consistent with its tax position.

During 2002, Cooper sold at a premium U.S. Treasury securities due August 15, 2003 with a face amount of $750 million. Cooper obtained these securities pursuant to a repurchase agreement containing provisions that limited Cooper's interest rate exposure under this agreement to a maximum amount of $7.2 million. During the fourth quarter of 2002, Cooper settled the interest rate exposure with a cash payment of $7.0 million which was funded with cash provided by operating activities. During 2001, Cooper sold at a premium U.S. Treasury securities due November 2002 with a face amount of $1.0 billion. Cooper obtained these securities pursuant to a repurchase agreement containing provisions that limited Cooper's interest rate exposure under this agreement to a maximum amount of $7.0 million. During the second quarter of 2002, Cooper settled the interest rate exposure with a cash payment of $6.0 million, which was funded with cash provided by operating activities. The repurchase agreements were settled immediately prior to the maturity of the securities. Settlement of these transactions did not require any financing by Cooper and the transactions did not create an asset or liability, other than as described above.

Also during 2001, Cooper purchased at a discount Federal Home Loan Mortgage Corporation Notes due February 2003 and immediately transferred these notes pursuant to a securities loan agreement. Subsequently, Cooper eliminated any interest rate exposure under the securities loan agreement and received a cash payment of approximately $1.9 million upon maturity of the notes. The securities loan agreement was settled immediately prior to the maturity of the notes. Settlement of this transaction will not require any financing by Cooper and this transaction did not create a liability. The face amount of the notes was $480 million.

See Note 17 of the Notes to the Consolidated Financial Statements for additional information regarding the fair value of Cooper's financial instruments.

Recently Issued Accounting Standards

See Note 1 of the Notes to the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this Item is included under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Cooper's consolidated financial statements, together with the report thereon of Ernst & Young LLP and the supplementary financial data are set forth on pages F-1 through F-40 hereof. (See Item 15 for Index.)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, Cooper's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of Cooper's disclosure controls and procedures. Based on that evaluation, Cooper's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the disclosure controls and procedures are effective. There have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of this evaluation. See Report of Management on Internal Control Over Financial Reporting on page F-1.

Cooper is executing a multi-year process of implementing an Enterprise Business System ("EBS") globally. Implementing an EBS system on a global basis involves significant changes in business processes. The implementation is phased, which reduces the risks associated with making these changes. In addition, Cooper is taking the necessary steps to monitor and maintain appropriate internal controls during the implementations.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item is set forth under the captions "Election of Directors", "Executive Officers", "Meetings of the Cooper Board and its Committees", and "Code of Ethics and Business Conduct" in Cooper's Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with Cooper's 2005 Annual Meeting of Shareholders (the "Proxy Statement") and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is set forth under the caption "Executive Management Compensation" in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is set forth under the captions "Cooper Stock Ownership", "Security Ownership of Management" and "Equity Compensation Plan Information" in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is set forth under the caption "Relationship with Independent Auditors" in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. *Financial Statements and Other Financial Data.*

Financial information with respect to subsidiaries not consolidated and 50 percent or less owned entities accounted for by the equity method has not been included because in the aggregate such subsidiaries and investments do not constitute a significant subsidiary.

2. *Financial Statement Schedules*

Financial statement schedules are not included in this Form 10-K Annual Report because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. *Exhibits*

2.0 Agreement and Plan of Merger among Cooper Industries, Inc., Cooper Mergerco, Inc. and Cooper Industries, Ltd. (incorporated herein by reference to Annex I to Cooper's Registration Statement on Form S-4, Registration No. 333-62740).

3.1 Memorandum of Association of Cooper Industries, Ltd. (incorporated herein by reference to Annex II to Cooper's Registration Statement on Form S-4, Registration No. 333-62740).

3.2 Amended and Restated Bye-Laws of Cooper Industries, Ltd. (incorporated herein by reference to Annex III to Cooper's Registration Statement on Form S-4, Registration No. 333-62740).

4.1 Rights Agreement dated as of May 16, 2002 between Cooper Industries, Ltd. and EquiServe Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.4 to Cooper's Registration Statement on Form 8-A, Registration No. 001-31330).

4.2 Amended and Restated Voting Agreement between Cooper Industries, Ltd., Cooper Industries, Inc. and Cooper Bermuda Investments Ltd. (incorporated herein by reference to Exhibit 4 to Cooper's Form 10-Q for the quarter ended March 31, 2004).

4.3 Form of Indenture dated as of January 15, 1990, between Cooper and The Chase Manhattan Bank (National Association), as Trustee (incorporated herein by reference to Exhibit 4(a) to Cooper's Registration Statement on Form S-3, Registration No. 33-33011).

4.4 First Supplemental Indenture dated as of May 15, 2002 between Cooper Industries, Inc. and JP Morgan Chase Bank, as successor Trustee to The Chase Manhattan Bank (National Association) (incorporated herein by reference to Exhibit 4.3 to Cooper's Form 10-Q for the quarter ended June 30, 2002).

4.5 Second Supplemental Indenture dated as of June 21, 2002 among Cooper Industries, Inc., Cooper Industries, Ltd. and JP Morgan Chase Bank, as Trustee (incorporated herein by reference to Exhibit 4.4 to Cooper's Form 10-Q for the quarter ended June 30, 2002).

4.6 Third Supplemental Indenture dated as of October 28, 2002 among Cooper Industries, Inc., Cooper Industries, Ltd. and JP Morgan Chase Bank, as Trustee (incorporated herein by reference to Exhibit 4.1 to Cooper's Form 10-Q for the quarter ended September 30, 2002).

10.1 Cooper Industries, Inc. Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to Cooper's Form 10-K for the year ended December 31, 1997).

10.2 Cooper Industries, Inc. Directors Retirement Plan (incorporated by reference to Exhibit 10.3 to Cooper's Form 10-K for the year ended December 31, 1997).

10.3 Cooper Industries, Inc. Executive Restricted Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Cooper's Form 10-K for the year ended December 31, 1997).

10.4 First Amendment to Cooper Industries, Inc. Executive Restricted Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Cooper's Form 10-K for the year ended December 31, 2003).

10.5 Cooper Industries, Inc. Supplemental Excess Defined Benefit Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10(iii) to Cooper's Form 10-Q for the quarter ended September 30, 1998).

10.6 First Amendment to Cooper Industries, Inc. Supplemental Excess Defined Benefit Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10.6 to Cooper's Form 10-K for the year ended December 31, 2003).

10.7 Cooper Industries, Inc. Supplemental Excess Defined Contribution Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10(iv) to Cooper's Form 10-Q for the quarter ended September 30, 1998).

10.8 First, Second and Third Amendments to Cooper Industries, Inc. Supplemental Excess Defined Contribution Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10.8 to Cooper's Form 10-K for the year ended December 31, 2003).

10.9 Management Incentive Compensation Deferral Plan (incorporated by reference to Exhibit 10.7 to Cooper's Form 10-K for the year ended December 31, 1997).

10.10 Third and Fourth Amendments to Management Incentive Compensation Deferral Plan (incorporated by reference to Exhibit 10.10 to Cooper's Form 10-K for the year ended December 31, 2003).

10.11 Crouse-Hinds Company Officers' Disability and Supplemental Pension Plan (September 10, 1999 Restatement, as amended) (incorporated by reference to Exhibit 10.11 to Cooper's Form 10-K for the year ended December 31, 2003).

10.12 Cooper Industries, Inc. Amended and Restated Stock Incentive Plan (February 11, 2004 Restatement) (incorporated herein by reference to Appendix B to Cooper's proxy statement for the Annual Meeting of Shareholders held on April 27, 2004).

10.13 Form of Incentive Stock Option Agreement for Cooper Industries, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.14 to Cooper's Form 10-K for the year ended December 31, 2003).

10.14 Form of Nonqualified Stock Option Agreement for Cooper Industries, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to Cooper's Form 10-K for the year ended December 31, 2003).

10.15 Form of Cooper Industries, Inc. Executive Stock Incentive Agreement (incorporated by reference to Exhibit 10.16 to Cooper's Form 10-K for the year ended December 31, 2003).

10.16 Cooper Industries, Inc. Amended and Restated Management Annual Incentive Plan (February 14, 2001 Restatement) (incorporated herein by reference to Appendix C to Cooper's proxy statement for the Annual Meeting of Shareholders held on April 24, 2001).

10.17 First Amendment to Cooper Industries, Inc. Amended and Restated Management Annual Incentive Plan (February 14, 2001 Restatement) (incorporated by reference to Exhibit 10.18 to Cooper's Form 10-K for the year ended December 31, 2003).

10.18 Amended and Restated Cooper Industries, Ltd. Directors' Stock Plan (April 29, 2003 Restatement) (incorporated herein by reference to Exhibit 10.2 to Cooper's Form 10-Q for the quarter ended June 30, 2003).

10.19 Form of Directors' Nonqualified Stock Option Agreement for Directors' Stock Plan (incorporated herein by reference to Exhibit 10.18 to Cooper's Form 10-K for the year ended December 31, 1997).

10.20 Cooper Industries, Ltd. Amended and Restated Directors' Retainer Fee Stock Plan (April 1, 2003 Restatement) (incorporated by reference to Exhibit 10.21 to Cooper's Form 10-K for the year ended December 31, 2003).

10.21 Form of Management Continuity Agreement between Cooper Industries, Ltd. and key management personnel which applies if there is a Change of Control of Cooper (incorporated herein by reference to Exhibit 10.1 to Cooper's Form 10-Q for the quarter ended September 30, 2002).

10.22 Form of Indemnification Agreement between Cooper Industries, Ltd. and key management personnel (incorporated by reference to Exhibit 10.23 to Cooper's Form 10-K for the year ended December 31, 2003).

10.23 Purchase and Sale Agreement between Cooper Industries, Inc. and Federal-Mogul Corporation dated August 17, 1998 (incorporated herein by reference to Exhibit 10(i) of Cooper's Form 10-Q for the quarter ended September 30, 1998).

10.24	Cooper (UK 2002) Employee Share Purchase Plan (incorporated by reference to Exhibit 10.25 to Cooper's Form 10-K for the year ended December 31, 2003).
10.25	Five-Year Credit Agreement dated November 3, 2004 among Cooper Industries, Ltd., Cooper US, Inc. and the banks named therein.
12.0	Computation of Ratios of Earnings to Fixed Charges for the Calendar years 2000 through 2004.
21.0	List of Cooper Industries, Ltd. Subsidiaries.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Bates White, LLC.
24.0	Powers of Attorney from members of the Board of Directors of Cooper Industries, Ltd.
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Cooper will furnish to the Commission supplementally upon request a copy of any instrument with respect to long-term debt of Cooper.

Copies of the above Exhibits are available to shareholders of record at a charge of $.25 per page, minimum order of $10.00. Direct requests to:

Cooper Industries, Ltd.
Attn: Corporate Secretary
P.O. Box 4446
Houston, Texas 77210

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOPER INDUSTRIES, LTD.

Date: February 18, 2005

By: /s/ H. John Riley, Jr.
(H. John Riley, Jr., Chairman and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ H. John Riley, Jr. (H. John Riley, Jr.)	Chairman and Chief Executive Officer	February 18, 2005
/s/ Terry A. Klebe (Terry A. Klebe)	Senior Vice President and Chief Financial Officer	February 18, 2005
/s/ Jeffrey B. Levos (Jeffrey B. Levos)	Vice President and Controller and Chief Accounting Officer	February 18, 2005
*STEPHEN G. BUTLER (Stephen G. Butler)	Director	February 18, 2005
*LINDA A. HILL (Linda A. Hill)	Director	February 18, 2005
*JAMES J. POSTL (James J. Postl)	Director	February 18, 2005
*DAN F. SMITH (Dan F. Smith)	Director	February 18, 2005
*GERALD B. SMITH (Gerald B. Smith)	Director	February 18, 2005
*JAMES R. WILSON (James R. Wilson)	Director	February 18, 2005

* By: /s/ Diane K. Schumacher
(Diane K. Schumacher, as Attorney-In-Fact for each of the persons indicated)

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Cooper Industries, Ltd. ("Cooper") is responsible for establishing and maintaining adequate internal control over financial reporting. Cooper's internal control system was designed to provide reasonable assurance to Cooper's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Cooper management assessed the effectiveness of Cooper's internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on our assessment we believe that, as of December 31, 2004, Cooper's internal control over financial reporting is effective based on those criteria.

Cooper's independent registered public accounting firm has issued an audit report on our assessment of Cooper's internal control over financial reporting. This report appears on Page F-2.

H. John Riley, Jr.
Chairman and
Chief Executive Officer

Terry A. Klebe
Senior Vice President and
Chief Financial Officer

Jeffrey B. Levos
Vice President and Controller
and Chief Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
Cooper Industries, Ltd.

We have audited management's assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that Cooper Industries, Ltd. ("the Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cooper as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 and our report dated February 18, 2005 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Houston, Texas
February 18, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Cooper Industries, Ltd.

We have audited the accompanying consolidated balance sheets of Cooper Industries, Ltd. ("the Company"), the successor company to Cooper Industries, Inc., as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 in 2003.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2005 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Houston, Texas
February 18, 2005

COOPER INDUSTRIES, LTD.
CONSOLIDATED INCOME STATEMENTS

	Year Ended December 31,		
	2004	2003	2002
	(in millions, except per share data)		
Revenues	$ 4,462.9	$ 4,061.4	$ 3,960.5
Cost of sales	3,119.7	2,871.9	2,830.9
Selling and administrative expenses	846.6	794.9	735.8
Restructuring	-	2.6	39.1
Operating earnings	496.6	392.0	354.7
Interest expense, net	68.1	74.1	74.5
Interest income on tax refund	-	(28.6)	-
Income from continuing operations before income taxes	428.5	346.5	280.2
Income taxes	88.7	72.2	66.5
Income from continuing operations	339.8	274.3	213.7
Charge related to discontinued operations, net of income taxes	-	126.0	-
Net income	$ 339.8	$ 148.3	$ 213.7
Income per Common share			
Basic:			
Income from continuing operations	$ 3.67	$ 2.96	$ 2.29
Charge from discontinued operations	-	1.36	-
Net income	$ 3.67	$ 1.60	$ 2.29
Diluted:			
Income from continuing operations	$ 3.58	$ 2.92	$ 2.28
Charge from discontinued operations	-	1.34	-
Net income	$ 3.58	$ 1.58	$ 2.28
Cash dividends per Common share	$ 1.40	$ 1.40	$ 1.40

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES, LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2004	2003
ASSETS	(in millions)	
Cash and cash equivalents	$ 652.8	$ 463.7
Receivables	820.9	738.6
Inventories	523.0	552.0
Deferred income taxes and other current assets	221.9	206.5
Total current assets	2,218.6	1,960.8
Property, plant and equipment, less accumulated depreciation	696.4	711.4
Goodwill	2,142.3	2,056.6
Deferred income taxes and other noncurrent assets	283.5	236.5
Total assets	$ 5,340.8	$ 4,965.3
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term debt	$ 97.6	$ 6.2
Accounts payable	350.7	329.1
Accrued liabilities	488.8	433.7
Accrual for discontinued operations	225.1	252.5
Current maturities of long-term debt	665.4	0.4
Total current liabilities	1,827.6	1,021.9
Long-term debt	698.6	1,336.7
Postretirement benefits other than pensions	173.3	181.1
Other long-term liabilities	354.8	307.4
Total liabilities	3,054.3	2,847.1
Common stock, $.01 par value	0.9	0.9
Capital in excess of par value	446.2	518.0
Retained earnings	1,971.6	1,762.8
Accumulated other nonowner changes in equity	(132.2)	(163.5)
Total shareholders' equity	2,286.5	2,118.2
Total liabilities and shareholders' equity	$ 5,340.8	$ 4,965.3

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2004	2003	2002
		(in millions)	
Cash flows from operating activities:			
Net income	$ 339.8	$ 148.3	$ 213.7
Plus: charge related to discontinued operations	-	126.0	-
Income from continuing operations	339.8	274.3	213.7
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	117.6	121.4	121.7
Deferred income taxes	27.7	99.3	3.7
Restructuring payments	(4.3)	(17.8)	(22.9)
Changes in assets and liabilities: [1]			
Receivables	(56.7)	(3.2)	81.8
Inventories	47.6	45.9	89.4
Accounts payable and accrued liabilities	17.8	(22.4)	(76.2)
Other assets and liabilities, net	(15.9)	(52.2)	68.6
Net cash provided by operating activities	473.6	445.3	479.8
Cash flows from investing activities:			
Capital expenditures	(102.8)	(79.9)	(73.8)
Cash paid for acquired businesses	(48.6)	-	(1.1)
Proceeds from sales of property, plant and equipment and other	11.8	18.1	22.0
Net cash used in investing activities	(139.6)	(61.8)	(52.9)
Cash flows from financing activities:			
Proceeds from issuances of debt	94.3	4.3	608.3
Repayments of debt	(4.7)	(174.4)	(513.5)
Debt issuance costs	-	-	(6.5)
Dividends	(131.0)	(129.7)	(129.7)
Acquisition of treasury shares	-	-	(37.9)
Subsidiary purchase of parent shares	(202.9)	(5.5)	(56.4)
Activity under employee stock plans and other	78.4	63.2	3.2
Net cash used in financing activities	(165.9)	(242.1)	(132.5)
Effect of exchange rate changes on cash and cash equivalents	21.0	20.3	(3.9)
Increase in cash and cash equivalents	189.1	161.7	290.5
Cash and cash equivalents, beginning of year	463.7	302.0	11.5
Cash and cash equivalents, end of year	$ 652.8	$ 463.7	$ 302.0

[1] Net of the effects of acquisitions and translation.

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES, LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Capital In Excess of Par Value	Retained Earnings	Treasury Stock	Accumulated Nonowner Changes in Equity	Total
			(in millions)			
Balance December 31, 2001	$ 615.0	$ 646.0	$ 2,325.0	$ (1,435.0)	$ (127.8)	$ 2,023.2
Net income			213.7			213.7
Minimum pension liability adjustment					(33.4)	(33.4)
Translation adjustment					(4.4)	(4.4)
Change in fair value of derivatives					0.2	0.2
Net income and other nonowner changes in equity						176.1
Common stock dividends			(129.7)			(129.7)
Purchase of treasury shares				(37.9)		(37.9)
Subsidiary purchase of parent shares		(56.4)				(56.4)
Share conversion	(614.1)	(171.0)	(664.8)	1,449.9		-
Stock issued under employee stock plans		4.0		21.6		25.6
Other activity		0.1		1.4		1.5
Balance December 31, 2002	0.9	422.7	1,744.2	-	(165.4)	2,002.4
Net income			148.3			148.3
Minimum pension liability adjustment					(22.9)	(22.9)
Translation adjustment					26.2	26.2
Change in fair value of derivatives					(1.4)	(1.4)
Net income and other nonowner changes in equity						150.2
Common stock dividends			(129.7)			(129.7)
Stock-based compensation		7.1				7.1
Subsidiary purchase of parent shares		(5.5)				(5.5)
Stock issued under employee stock plans		92.0				92.0
Other activity		1.7				1.7
Balance December 31, 2003	0.9	518.0	1,762.8	-	(163.5)	2,118.2
Net income			339.8			339.8
Minimum pension liability adjustment					(8.0)	(8.0)
Translation adjustment					36.3	36.3
Change in fair value of derivatives					3.0	3.0
Net income and other nonowner changes in equity						371.1
Common stock dividends			(131.0)			(131.0)
Stock-based compensation		21.5				21.5
Subsidiary purchase of parent shares		(202.9)				(202.9)
Stock issued under employee stock plans		107.5				107.5
Other activity		2.1				2.1
Balance December 31, 2004	$ 0.9	$ 446.2	$ 1,971.6	$ -	$ (132.2)	$ 2,286.5

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements of Cooper Industries, Ltd., a Bermuda company ("Cooper"), have been prepared in accordance with generally accepted accounting principles in the United States. Cooper is the parent company of Cooper Industries, Inc., an Ohio corporation ("Cooper Ohio"), following a corporate reorganization ("the reorganization") that became effective on May 22, 2002. The reorganization was effected through the merger of Cooper Mergerco, Inc., an Ohio corporation, into Cooper Ohio. Cooper Ohio was the surviving company in the merger and became an indirect, wholly-owned subsidiary of Cooper. All outstanding shares of Cooper Ohio common stock were automatically converted to Cooper Class A common shares. Cooper and its subsidiaries continue to conduct the business previously conducted by Cooper Ohio and its subsidiaries. The reorganization was accounted for as a reorganization of entities under common control and accordingly, did not result in changes in the historical consolidated carrying amounts of assets, liabilities and shareholders' equity.

Principles of Consolidation: The consolidated financial statements include the accounts of Cooper and its majority-owned subsidiaries. Affiliated companies are accounted for on the equity method where Cooper owns 20% to 50% of the affiliate unless significant economic, political or contractual considerations indicate that the cost method is appropriate.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents: For purposes of the consolidated statements of cash flows, Cooper considers all investments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable: Cooper provides an allowance for doubtful trade accounts receivable, determined under the specific identification method. The allowance was $5.3 million and $6.3 million at December 31, 2004 and 2003, respectively.

Inventories: Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 57% and 58% of inventories at December 31, 2004 and 2003, respectively, were carried on the last-in, first-out (LIFO) method. The remaining inventories are carried on the first-in, first-out (FIFO) method. Cooper records provisions for potential obsolete and excess inventories. See Note 4 of the Notes to the Consolidated Financial Statements.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the related assets using primarily the straight-line method. This method is applied to group asset accounts, which in general have the following lives: buildings -- 10 to 40 years; machinery and equipment -- 3 to 18 years; and tooling, dies, patterns and other -- 3 to 10 years.

Goodwill: On January 1, 2002, Cooper adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). Under SFAS No. 142, goodwill is subject to an annual impairment test. Cooper designated January 1 as the date of its annual goodwill impairment test. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value, an interim impairment test would be performed between annual tests. The first step of the SFAS No. 142 two step goodwill impairment test compares the fair value of a reporting unit with its carrying value. Cooper has designated seven reporting units, consisting of six units in the Electrical Products reportable operating segment plus the Tools & Hardware reportable operating segment. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed. Fair value is determined by estimating the present value of future cash flows. The second step compares the implied fair value of reporting unit goodwill to the carrying amount of the goodwill to measure the amount of impairment loss. See Note 6 of the Notes to the Consolidated Financial Statements.

Revenue Recognition: Cooper recognizes revenues when products are shipped. Accruals for sales returns and other allowances are provided at the time of shipment based upon experience. The accrual for sales returns and other allowances was $45.6 million and $33.8 million at December 31, 2004 and 2003, respectively. Shipping and handling costs of $132.2 million, $117.1 million and $118.9 million in 2004, 2003 and 2002, respectively, are reported as a reduction of revenues in the consolidated income statements.

Research and Development Expenditures: Research and development expenditures are charged to earnings as incurred. Research and development expenses were $70.6 million, $63.4 million and $54.0 million in 2004, 2003 and 2002, respectively.

Stock-Based Compensation: Effective January 1, 2003, Cooper adopted Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), as amended. Cooper's stock-based compensation plans are described in Note 10 of the Notes to the Consolidated Financial Statements. Cooper utilized the prospective method of adoption. Cooper accounted for stock-based compensation awards granted, modified or settled prior to January 1, 2003 using the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations ("APB No. 25"). In accordance with APB No. 25, compensation expense was recognized for performance-based and restricted stock awards. No compensation expense was recognized under Cooper's fixed stock option plans or Employee Stock Purchase Plan for grants prior to January 1, 2003.

SFAS No. 123 provides an alternative fair value based method for recognizing stock-based compensation in which compensation expense is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The fair value of stock options is estimated on the grant date, using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2004, 2003 and 2002 respectively: dividend yield of 2.5%, 3.8% and 3.9%, expected volatility of 34.0%, 34.0% and 33.0%, risk free interest rates of 3.1%, 2.7% and 4.8% and expected lives of 5 years in 2004, 4 years in 2003 and 7 years for 2002. The fair value of restricted stock and performance-based awards granted in 2004 and 2003 was measured at the market price on the grant date. Total stock-based compensation expense was $22.1 million in 2004 and $10.5 million in 2003. Previously accrued stock-based compensation of $1.7 million related to performance based awards was reversed to income during 2002 as it was determined that certain performance targets would not be met.

The following table presents pro forma net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each year.

	Year Ended December 31		
	2004	2003	2002
		(in millions)	
Net income, as reported	$ 339.8	$ 148.3	$ 213.7
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	13.3	6.3	(1.0)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(14.6)	(12.6)	(12.9)
Pro forma net income	$ 338.5	$ 142.0	$ 199.8
Earnings per share:			
Basic – as reported	$ 3.67	$ 1.60	$ 2.29
Basic – pro forma	$ 3.66	$ 1.53	$ 2.14
Diluted – as reported	$ 3.58	$ 1.58	$ 2.28
Diluted – pro forma	$ 3.57	$ 1.52	$ 2.14

Impact of New Accounting Standards: In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (the "Interpretation"), an interpretation of Accounting Research Bulletin No. 51. The Interpretation requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. For variable interest entities created before February 1, 2003 the Interpretation was effective during the first interim period ending after December 15, 2003. Adoption of the Interpretation had no effect on Cooper's consolidated results of operations, financial position or cash flows.

In May 2004, the Financial Accounting Standards Board issued FASB Staff Position 106-2 *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* ("FSP 106-2"). FSP 106-2 provides guidance on accounting for the effects of the new Medicare prescription drug legislation by employers whose prescription drug benefits are actuarially equivalent to the drug benefit under Medicare Part D. Cooper concluded that the effects of FSP 106-2 did not constitute a significant event. Accordingly, Cooper incorporated the effects of FSP 106-2 in the measurement of assets and obligations of affected postretirement plans at December 31, 2004 resulting in an $11.3 million reduction in the accumulated postretirement benefit obligation.

In December 2004, the Financial Accounting Standards Board issued FASB Statement 123(R), *Share-Based Payment*, which is a revision of SFAS No. 123. The revised statement is effective at the beginning of the first interim period beginning after June 15, 2005. Statement 123(R) must be applied to new awards and previously granted awards that are not fully vested on the effective date. Cooper adopted SFAS No. 123 using the prospective transition method which applied only to awards granted, modified or settled after the adoption date. Accordingly, compensation cost for some previously granted awards that were not recognized under SFAS No. 123 will be recognized under Statement 123(R). However, had we adopted Statement 123(R) in prior periods the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share above. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While Cooper cannot accurately estimate what those amounts will be in the future (as they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized for such excess tax deductions were $5.3 million, $6.4 million and $0.6 million in 2004, 2003 and 2002, respectively.

NOTE 2: RESTRUCTURING

During the fourth quarter of 2003, Cooper recorded net restructuring charges of $16.9 million, or $13.6 million after taxes ($.14 per diluted common share). This represented costs associated with restructuring projects undertaken in 2003 of $18.4 million, partially offset by a $1.5 million adjustment of estimates for restructuring projects initiated in 2002.

The most significant action included in the charges was an announcement of the closing of Cooper Wiring Devices' manufacturing operations in New York City. This action will include the withdrawal from a multiple-employer pension plan. Cooper recorded a $12.5 million obligation as an estimate of Cooper's portion of unfunded benefit obligations of the plan. The remaining $5.9 million charge primarily represents severance for announced employment reductions at several locations. The 2003 net impact of the charges was $16.4 million on the Electrical Products segment, $(0.4) million on the Tools & Hardware segment and $0.9 million related to General Corporate. As of December 31, 2004 and 2003, Cooper had paid $4.9 million and $2.7 million, respectively, for the actions, all of which was for severance costs.

A total of 114 salaried and 150 hourly personnel were eliminated as a result of these actions. A total of 106 personnel were terminated as of December 31, 2003 and the remainder terminated in 2004. The majority of the remaining severance obligation was paid in the first half of 2004. The multiple-employer pension obligation is expected to be paid over 15 years, beginning in 2005.

In 2001, Cooper accrued $35 million reflecting the contractual amount due to financial advisors associated with Cooper's strategic alternatives review. Cooper paid $5 million to the advisors in the 2001 fourth quarter and $15.7 million during 2002, leaving a balance of $14.3 million payable upon the occurrence of certain events. During the second quarter of 2003, the terms of the agreements with the financial advisors expired with the contingent events that required payment not occurring. Accordingly, the accrual was reversed and reflected as a $14.3 million negative restructuring charge ($8.6 million, net of taxes) on the consolidated income statement.

Restructuring activity for 2003 totaled $2.6 million consisting of the fourth quarter net restructuring charge of $16.9 million, less the $14.3 million negative restructuring charge.

During the fourth quarter of 2002, Cooper committed to (1) the closure of ten manufacturing facilities, (2) further employment reductions to appropriately size Cooper's workforce to market conditions, and (3) the write-off of assets related to production rationalization activities. These actions were taken as a part of Cooper management's ongoing assessment of required production capacity in consideration of the current demand levels. In connection with these commitments, certain production capacity and related assets were sold, outsourced, discontinued or moved to a lower cost environment. Cooper recorded a provision for these announced actions of $39.1 million ($15.0 million of which was non-cash), or $29.8 million after taxes ($.32 per diluted common share). Of this amount, $24.0 million ($11.0 million of which was non-cash) was associated with the Electrical Products segment, $12.7 million ($3.4 million of which was non-cash) was associated with the Tools & Hardware segment and the remainder was related to General Corporate. During the fourth quarter of 2003, Cooper reduced estimates of the cost related to those actions by $1.5 million.

The following table reflects activity related to the fourth quarter 2002 restructuring charge.

	Number of Employees	Accrued Severance	Facilities Closure and Rationalization
		($ in millions)	
2002 Restructuring Charge	1,206	$ 18.3	$ 20.8
Asset write-offs	-	-	(15.0)
Employees terminated	(184)	-	-
Cash expenditures	-	(2.1)	-
Balance at December 31, 2002	1,022	16.2	5.8
Employees terminated	(982)	-	-
Cash expenditures	-	(14.9)	(2.9)
Reversal of excess accrual	(9)	(0.9)	(0.6)
Balance at December 31, 2003	31	0.4	2.3
Employees terminated	(31)	-	-
Cash expenditures	-	(0.4)	(1.7)
Balance at December 31, 2004	-	$ -	$ 0.6

A total of 435 salaried and 771 hourly positions were eliminated as a result of the planned closure and rationalization actions. Of those planned position eliminations, approximately 600 positions were replaced ultimately as a result of Cooper's ongoing efforts to relocate production capacity to lower cost locations.

During the fourth quarter of 2001, Cooper committed to the consolidation or closure of certain Electrical Products segment facilities and recorded a provision for severance and other related costs of these announced actions of $7.1 million ($1.7 million of which was non-cash). Plans to consolidate or close facilities arose as a result of Cooper management continuing to review and modify their assessment of required production and distribution facilities and capacity, in consideration of depressed demand levels.

On August 1, 2001, Danaher Corporation ("Danaher") announced it had made an unsolicited proposal to Cooper for a merger through a stock and cash transaction subject to conducting due diligence procedures. On August 8, 2001, Cooper's Board of Directors unanimously rejected Danaher's proposal and authorized management to explore all strategic alternatives that would maximize shareholder value including mergers, sales, strategic alliances, acquisitions or other similar strategic alternatives. During the 2001 fourth quarter, Cooper recorded a General Corporate restructuring charge of $35.0 million for the fees and expenses of financial advisors and $1.0 million for legal and other external costs associated with performing Cooper's strategic alternatives review. On February 13, 2002, Cooper announced that it completed its strategic alternatives review process. After careful review of all the available alternatives with management and its financial advisors, Cooper's Board of Directors concluded that it was in the best interests of Cooper's shareholders to move forward with its plan to reincorporate in Bermuda.

The following table reflects activity related to the fourth quarter 2001 severance, facility consolidation and closure and financial advisors and other cost accruals. A total of 77 salaried and 196 hourly positions were eliminated as a result of these consolidation activities.

	No. of Employees	Accrued Severance	Facility Consolidation and Closure	Financial Advisors and Others
			($ in millions)	
Balance at December 31, 2001	273	$ 3.0	$ 2.1	$ 30.0
Employees terminated	(273)	-	-	-
Cash expenditures	-	(3.0)	(2.1)	(15.7)
Balance at December 31, 2002	-	-	-	14.3
Reversal of accrual	-	-	-	(14.3)
Balance at December 31, 2003	-	$ -	$ -	$ -

See "Restructuring" in Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information related to the restructuring.

NOTE 3: ACQUISITIONS

In March 2004, Cooper acquired a manufacturer of specification and commercial grade lighting fixtures for $10.1 million. In November 2004, Cooper acquired a U.K. based manufacturer of visual and audible alarms and public address speakers for $38.5 million. The results of operations of the acquisitions are included in the consolidated income statement since the respective acquisition dates. Pro-forma net income and earnings per share for 2004, assuming that the acquisitions had been made at the beginning of the year, would not be materially different from reported net income and earnings per share.

During 2002, Cooper paid $1.1 million related to previously acquired businesses. The terms of a previous acquisition agreement provided for additional consideration to be paid if earnings of the acquired businesses exceeded certain targeted levels.

NOTE 4: INVENTORIES

	December 31, 2004	December 31, 2003
	(in millions)	
Raw materials	$ 185.2	$ 182.8
Work-in-process	118.6	113.9
Finished goods	320.2	346.3
Perishable tooling and supplies	13.2	20.6
	637.2	663.6
Allowance for excess and obsolete inventory	(58.9)	(47.6)
Excess of current standard costs over LIFO costs	(55.3)	(64.0)
Net inventories	$ 523.0	$ 552.0

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

	December 31, 2004	December 31, 2003
	(in millions)	
Land and land improvements	$ 69.2	$ 58.8
Buildings	478.9	472.5
Machinery and equipment	802.2	787.3
Tooling, dies and patterns	257.0	240.6
All other	342.7	316.3
Construction in progress	58.6	44.9
	2,008.6	1,920.4
Accumulated depreciation	(1,312.2)	(1,209.0)
	$ 696.4	$ 711.4

NOTE 6: GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill by segment, were as follows:

	Electrical Products	Tools & Hardware	Total
		(in millions)	
Balance December 31, 2002	$ 1,698.4	$ 297.8	$ 1,996.2
Translation adjustments	58.8	1.6	60.4
Balance December 31, 2003	1,757.2	299.4	2,056.6
Additions to goodwill	37.9	-	37.9
Translation adjustments	45.0	2.8	47.8
Balance December 31, 2004	$ 1,840.1	$ 302.2	$ 2,142.3

On January 1, 2002, Cooper adopted SFAS No. 142. Under SFAS No. 142, goodwill is subject to an annual impairment test. See Note 1 of the Notes to the Consolidated Financial Statements. The results of step one of the goodwill impairment test did not require the completion of step two of the test for any reporting units in 2004, 2003 or 2002.

Other intangible assets primarily consist of patents and trademarks. The gross carrying value of other intangible assets was $11.4 million and $12.1 million at December 31, 2004 and 2003, respectively. Accumulated amortization of other intangible assets was $9.0 million and $9.1 million at December 31, 2004 and 2003, respectively. Subsequent to the adoption of SFAS No. 142, other intangible assets continue to be amortized over their remaining useful lives which were evaluated and determined to remain appropriate. Amortization expense of other intangible assets was $0.7 million in 2004, $0.6 million in 2003 and $0.8 million in 2002. Annual amortization expense is expected to be $0.6 million in 2005, $0.5 million in 2006 and 2007, $0.4 million in 2008 and $0.3 million in 2009.

NOTE 7: ACCRUED LIABILITIES

	December 31,	
	2004	2003
	(in millions)	
Salaries, wages and employee benefit plans	$ 232.7	$ 214.4
Commissions and customer incentives	115.6	84.6
Product and environmental liability accruals	39.1	34.3
Facility integration of acquired businesses	11.0	18.1
Other (individual items less than 5% of total current liabilities)	90.4	82.3
	$ 488.8	$ 433.7

At December 31, 2004, Cooper had accruals of $20.4 million with respect to potential product liability claims and $36.5 million with respect to potential environmental liabilities, including $17.8 million classified as a long-term liability, based on Cooper's current estimate of the most likely amount of losses that it believes will be incurred.

The product liability accrual consists of $7.4 million of known claims with respect to ongoing operations, $2.3 million of known claims for previously divested operations and $10.7 million which represents an estimate of claims that have been incurred but not yet reported. While Cooper is generally self-insured with respect to product liability claims, Cooper has insurance coverage for individual 2004 claims above $5.0 million.

Environmental remediation costs are accrued based on estimates of known environmental remediation exposures. Such accruals are adjusted as information develops or circumstances change. The environmental liability accrual includes $7.6 million related to sites owned by Cooper and $28.9 million for retained environmental liabilities related to sites previously owned by Cooper and third-party sites where Cooper was a potentially responsible party. Third-party sites usually involve multiple contributors where Cooper's liability will be determined based on an estimate of Cooper's proportionate responsibility for the total cleanup. The amount actually accrued for such sites is based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties.

It has been Cooper's consistent practice to include the entire product liability accrual and a significant portion of the environmental liability accrual as current liabilities, although only approximately 15-25% of the balance classified as current is normally spent on an annual basis. The annual effect on earnings for product liability is essentially equal to the amounts disbursed. In the case of the environmental liability, the annual expense is considerably smaller than the disbursements, since the vast majority of Cooper's environmental liability has been recorded in connection with acquired companies. The change in the accrual balances from year to year reflects the effect of acquisitions and divestitures as well as normal expensing and funding.

Cooper has not utilized any form of discounting in establishing its product or environmental liability accruals. While both product liability and environmental liability accruals involve estimates that can have wide ranges of potential liability, Cooper has taken a proactive approach and has managed the costs in both of these areas over the years. Cooper does not believe that the nature of its products, its production processes, or the materials or other factors involved in the manufacturing process subject Cooper to unusual risks or exposures for product or environmental liability. Cooper's greatest exposure to inaccuracy in its estimates is with respect to the constantly changing definitions of what constitutes an environmental liability or an acceptable level of cleanup.

In connection with acquisitions, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired business into existing Cooper operations. The following table summarizes the accrual balances and activity during each of the last three years:

	2004	2003	2002
		(in millions)	
Balance, beginning of year	$ 18.1	$ 29.1	$ 39.3
Spending	(7.1)	(11.0)	(7.2)
Reversal of excess accruals	-	-	(2.4)
Translation	-	-	(0.6)
Balance, end of year	$ 11.0	$ 18.1	$ 29.1

At December 31, 2004 and 2003, respectively, $11.0 million and $17.7 million of the balance is related to facilities shutdown and realignment costs resulting from the acquisition of Eagle Electric in 2000.

During the three years ended December 31, 2004, the annual spending was primarily related to downsizing and consolidating facilities. Reversal of excess accruals represents the excess of facilities shut-down and realignment accruals over the ultimate amount expended on certain completed activities. The excess facilities shut-down and realignment accrual of $2.4 million and related deferred tax asset balance was reversed in 2002 with a corresponding reduction in goodwill.

Involuntary termination benefits of $1.2 million, $7.9 million and $4.2 million were paid as 68, 624 and 296 hourly positions were eliminated during 2004, 2003 and 2002, respectively. A total of 344 additional hourly positions are expected to be eliminated as a result of planned facilities shut-downs. The remaining terminations and facility shut-down activities are expected to be substantially completed in early 2006.

NOTE 8: DEBT AND LEASE COMMITMENTS

	December 31,	
	2004	2003
	(in millions)	
6.47% - 6.91% second series medium-term notes, due through 2010	$ 242.3	$ 242.3
6.38% third series medium-term notes, due through 2008	100.0	100.0
5.25% senior unsecured notes, due July 2007	300.2	305.2
5.50% senior unsecured notes, due November 2009	275.0	275.0
6.25% Euro bonds maturing in October 2005	409.1	374.6
4.45%* Pound Sterling notes payable maturing at various dates through 2005	26.9	30.4
Other	10.5	9.6
Total long-term debt	1,364.0	1,337.1
Current maturities	(665.4)	(0.4)
Long-term portion	$ 698.6	$ 1,336.7

* The weighted average interest rate on the Pound Sterling notes was 3.64% at December 31, 2003.

Cooper has a U.S. committed credit facility of $500 million, which matures in November 2009. At December 31, 2004, all of Cooper's $500 million U.S. committed credit facility was available. At December

31, 2003, all of Cooper's $450 million U.S. committed credit facility was available. The agreement for the credit facility requires that Cooper maintain certain financial ratios, including a prescribed limit on debt as a percentage of total capitalization and a minimum earnings before interest, income taxes, depreciation and amortization to interest ratio. Retained earnings are unrestricted as to the payment of dividends, except to the extent that payment would cause a violation of the prescribed limit on the debt-to-total capitalization ratio.

During June 2002, Cooper Ohio issued $300 million senior unsecured notes due July 1, 2007 with a 5.25% interest rate. Proceeds from the notes were used to repay commercial paper obligations. During September 2002, Cooper Ohio filed a Form S-4 Registration Statement to exchange the original notes for notes with substantially identical terms, except that the exchange notes are registered under the Securities Act of 1933, as amended, and the transfer restrictions and registration rights applicable to the original notes do not apply to the exchange notes. The original and exchange notes are fully and unconditionally guaranteed by Cooper. The exchange offer was completed on November 4, 2002 with all holders exchanging their notes. Cooper Ohio did not receive any proceeds from the exchange offer. During August 2003, Cooper entered into interest-rate swaps to effectively convert this fixed-rate debt to variable-rate debt (see Note 17). The fair value of the interest rate swaps are included in noncurrent assets and long-term debt on the consolidated balance sheets.

During 1999, Cooper Ohio completed a shelf registration statement to issue up to $500 million of debt securities. On October 28, 2002, Cooper Ohio issued $275 million senior unsecured notes due November 1, 2009, with a 5.5% interest rate. Proceeds from the notes were used to repay short-term debt and other maturing indebtedness in 2002 and current maturities of long-term debt in 2003. The notes are fully and unconditionally guaranteed by Cooper. Cooper terminated the shelf registration effective August 6, 2004.

Maturities of long-term debt for the five years subsequent to December 31, 2004 are $665.4 million, $12.2 million, $300.8 million, $100.4 million and $275.0 million, respectively. The future net minimum lease payments under capital leases are not significant.

Short-term debt of $97.6 million at December 31, 2004 primarily consists of $92.2 million borrowed in December 2004 and maturing in February 2005.

Total interest paid during 2004, 2003 and 2002 was $82 million, $83 million and $65 million, respectively.

Cooper has entered into various operating lease agreements, primarily for manufacturing, warehouse and sales office facilities and equipment. Generally, the leases include renewal provisions and rental payments may be adjusted for increases in taxes, insurance and maintenance related to the property. Rent expense for all operating leases was $35.0 million, $39.4 million and $44.0 million during 2004, 2003 and 2002, respectively.

At December 31, 2004, minimum annual rental commitments under noncancellable operating leases that have an initial or remaining lease term in excess of one year were $21.0 million in 2005, $19.7 million in 2006, $16.1 million in 2007, $12.2 million in 2008, $6.6 million in 2009 and $13.9 million thereafter.

NOTE 9: COMMON AND PREFERRED STOCK

Cooper's authorized share capital is U.S. $4,100,000 consisting of 250,000,000 Class A common shares, par value of $.01 per share, 150,000,000 Class B common shares, par value $.01 per share and 10,000,000 preferred shares, par value $.01 per share, which preferred shares may be designated and created as shares of any other classes or series of shares with the respective rights and restrictions determined by action of the Board of Directors. No preferred shares were outstanding at December 31, 2004, 2003 or 2002.

At December 31, 2004, 92,543,660 Class A common shares, $.01 par value were issued and outstanding (excluding the 3,700,200 Class A common shares held by wholly-owned subsidiaries as discussed below) compared to 93,797,765 Class A common shares, $.01 par value (excluding the 1,130 Class A common shares held by wholly-owned subsidiaries) at December 31, 2003. During 2004, Cooper issued 2,446,095 Class A common shares primarily in connection with employee incentive and benefit plans and Cooper's dividend reinvestment program. During 2004, Cooper's wholly-owned subsidiaries purchased 3,700,200 Class A common shares for $202.9 million. The share purchases are recorded by Cooper's wholly-owned subsidiaries as an investment in its parent company that is eliminated in consolidation. During 2004, 1,130 Class A common shares held by wholly-owned subsidiaries were issued primarily in connection with employee benefit plans, leaving 3,700,200 Class A common shares held by wholly-owned subsidiaries at December 31, 2004.

At December 31, 2003, 93,797,765 Class A common shares, $.01 par value were issued and outstanding (excluding 1,130 Class A common shares held by Cooper Ohio) compared to 91,709,144 Class A common shares, $.01 par value that were issued and outstanding (excluding 1,519,214 Class A common shares held by Cooper Ohio) at December 31, 2002. During 2003, Cooper Ohio purchased 153,500 Class A common shares for $5.5 million. During 2003, Cooper issued 2,242,121 Class A common shares (including 1,671,584 shares held by Cooper Ohio) primarily in connection with employee benefit plans and Cooper's dividend reinvestment program.

At December 31, 2001, 93,761,587 common shares, $5 par value were issued and outstanding. In 2002, prior to the reorganization, Cooper Ohio repurchased 1,000,000 shares of its common stock at a cost of $37.9 million and issued 337,570 common shares primarily in connection with employee benefit plans. Effective May 22, 2002, Cooper became the parent company of Cooper Ohio following a reorganization. The reorganization was effected through the merger of Cooper Mergerco, Inc. into Cooper Ohio (see Note 1). Upon consummation of the merger, 93,099,157 issued and outstanding Cooper Ohio common shares, $5 par value, automatically became 93,099,157 Cooper Class A common shares, $.01 par value. The decrease in the par value of the common shares of $464.5 million was recorded as a decrease to common stock and an increase to capital in excess of par value on the consolidated balance sheet. On May 22, 2002, 29,893,919 Cooper Ohio treasury shares were retired due to the reorganization. The treasury stock retirement was recorded by eliminating the $1,449.9 million treasury stock balance and reducing common stock, $5 par value $149.6 million, capital in excess of par value $635.5 million and retained earnings $664.8 million on the consolidated balance sheet.

Additionally, Cooper issued 129,201 Class A common shares in 2002 after the reorganization primarily in connection with employee benefits plans. During the third and fourth quarters of 2002, Cooper Ohio purchased 1,804,250 Class A common shares for $56.4 million. The share purchases are recorded by Cooper Ohio as an investment in its parent company that is eliminated in consolidation. During 2002, 285,036 of the Class A common shares held by Cooper Ohio were issued primarily to satisfy the matching obligation under the Cooper Ohio Retirement Savings and Stock Ownership Plan, leaving 1,519,214 Class A common shares held by Cooper Ohio at December 31, 2002.

As part of the reorganization, Cooper Ohio transferred the shares of certain subsidiaries to Cooper in exchange for Cooper Class B common shares. The Class B common shares held by Cooper Ohio are accounted for as an investment in the parent company that is eliminated in consolidation. The Class B common shares are not entitled to vote, except as to matters for which Bermuda law specifically requires voting rights for otherwise nonvoting shares. Cooper and its wholly-owned subsidiaries have entered into a voting agreement which provides that in those limited circumstances where the Class B common shares have the right to vote, Cooper's wholly-owned subsidiaries shall vote the Class B common shares and any Class A common shares that may be held by Cooper's wholly-owned subsidiaries in the same proportion as the holders of Class A common shares. If at any time a dividend is declared or paid on the Class A common shares, a like dividend shall be declared and paid on Class B common shares in an equal amount per share. During 2004, 2003 and 2002, Cooper's wholly-owned subsidiaries waived their rights to receive the regular quarterly dividend declared of $.35 per share (a total of $81.6 million in 2004, $80.6 million in 2003 and $40.6 million in 2002) on both the Class A and Class B common shares held by Cooper's wholly-owned subsidiaries.

Under the terms of the Dividend Reinvestment Plan, any holder of common stock may elect to have cash dividends and up to $24,000 per year in cash payments invested in common stock without incurring any brokerage commissions or service charges. At December 31, 2004, Cooper had 16,007,568 shares reserved for the Dividend Reinvestment Plan, grants and exercises of stock options, performance-based stock awards, restricted stock awards and subscriptions under the Employee Stock Purchase Plan and other plans.

On February 9, 2005, Cooper's Board of Directors announced an increase in the annual dividend rate of Cooper's common stock by eight cents per share to $1.48, or 37 cents per quarter.

During May 2002, Cooper adopted a Shareholder Rights Plan to replace the rights attached to the common stock of Cooper Ohio. The Board of Directors authorized the issuance of one right for each common share outstanding on May 22, 2002. Each Right entitles the holder to buy one one-hundredth of a share of Series A Participating Preferred Stock at a purchase price of $225 per one one-hundredth of a share or, in certain circumstances common shares having a value of twice the purchase price. Each Right becomes exercisable only in certain circumstances constituting a potential change of control on a basis considered inadequate by the Board of Directors. The Rights expire August 5, 2007 and, at Cooper's option, may be redeemed prior to expiration for $.01 per Right.

NOTE 10: STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

Under Cooper stock option plans, officers, directors and key employees may be granted options to purchase Cooper's common stock at no less than 100% of the market price on the date the option is granted. Options generally become exercisable ratably over a three-year period commencing one year from the grant date and have a maximum term of ten years. The plans also provide for the granting of performance-based stock awards and restricted stock awards to certain key executives that generally vest over periods ranging from three to five years.

A summary of the status of Cooper's fixed stock option plans for officers and employees as of December 31, 2004 and activity during the three years ended December 31, 2004 is presented below:

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	7,325,526	$40.32	7,318,903	$40.74	4,740,658	$44.07
Granted	1,062,750	$55.65	1,421,100	$37.36	2,806,425	$35.21
Exercised	(1,993,088)	$40.93	(1,184,395)	$39.40	(41,096)	$38.52
Canceled	(139,456)	$42.04	(230,082)	$40.12	(187,084))	$42.78
Outstanding at end of year	6,255,732	$42.69	7,325,526	$40.32	7,318,903	$40.74
Options exercisable at end of year	3,488,466		3,642,301		3,033,777	
Options available for grant at end of year	5,013,148		1,351,330		2,359,814	

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding At 12/31/04	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Exercisable At 12/31/04	Weighted Average Exercise Price
\$29.46 - \$35.21	1,743,130	6.4	\$35.14	891,643	\$35.10
\$36.76 - \$39.06	1,663,098	3.6	\$37.52	792,653	\$37.75
\$39.77 - \$43.47	425,896	4.0	\$43.43	422,562	\$43.45
\$45.06 - \$46.10	1,059,279	5.2	\$45.97	1,059,279	\$45.97
\$50.67 - \$57.56	1,364,329	5.4	\$55.86	322,329	\$56.60
	6,255,732			3,488,466	

During 2004, 2003 and 2002, respectively, options to purchase 18,000, 18,000 and 9,000 shares of common stock were granted to nonemployee directors at an exercise price of \$57.27, \$37.28 and \$41.08. During 2004, options for 5,000 shares were exercised at prices ranging from \$42.13 to \$49.03 per share. No nonemployee director options were exercised in 2003 or 2002. At December 31, 2004, options under the director plans for 44,000 common shares were exercisable at \$33.66 to \$63.78 per share, and 54,968 shares were reserved for future grants.

Participants in the Employee Stock Purchase Plan receive an option to purchase common stock at a price that is the lesser of 85% of the market value on the offering date or 85% of the market value on the purchase date. On September 10, 2003, a total of 483,091 shares were sold to employees at \$34.07 per share. There is currently no outstanding offering under the plan. At December 31, 2004, an aggregate of 1,940,885 shares of common stock were reserved for future issuance.

See Note 1 of the Notes to the Consolidated Financial Statements for information on stock-based compensation expense.

NOTE 11: ACCUMULATED NONOWNER CHANGES IN EQUITY

	Minimum Pension Liability	Gain (Loss) On Derivative Instruments	Cumulative Translation Adjustment	Total
		(in millions)		
Balance December 31, 2001	\$ (3.4)	\$ (0.3)	\$ (124.1)	\$ (127.8)
Current year other nonowner changes in equity	(33.4)	0.2	(4.4)	(37.6)
Balance December 31, 2002	(36.8)	(0.1)	(128.5)	(165.4)
Current year other nonowner changes in equity	(22.9)	(1.4)	26.2	1.9
Balance December 31, 2003	(59.7)	(1.5)	(102.3)	(163.5)
Current year other nonowner changes in equity	(8.0)	3.0	36.3	31.3
Balance December 31, 2004	\$ (67.7)	\$ 1.5	\$ (66.0)	\$ (132.2)

	2004			2003			2002		
	Before Tax Amount	Tax (Expense) Benefit	Net Amount	Before Tax Amount	Tax (Expense) Benefit	Net Amount	Before Tax Amount	Tax (Expense) Benefit	Net Amount
	(in millions)								
Minimum pension liability adjustment	$ (13.3)	$ 5.3	$ (8.0)	$ (38.1)	$ 15.2	$ (22.9)	$ (55.7)	$ 22.3	$ (33.4)
Change in fair value of derivatives	5.2	(2.1)	3.1	(4.7)	1.9	(2.8)	0.1	-	0.1
Reclassification to earnings	(0.2)	0.1	(0.1)	2.4	(1.0)	1.4	0.2	(0.1)	0.1
	5.0	(2.0)	3.0	(2.3)	0.9	(1.4)	0.3	(0.1)	0.2
Translation adjustment	55.8	(19.5)	36.3	40.2	(14.0)	26.2	(6.8)	2.4	(4.4)
Other nonowner changes in equity	$ 47.5	$ (16.2)	$ 31.3	$ (0.2)	$ 2.1	$ 1.9	$ (62.2)	$ 24.6	$ (37.6)

NOTE 12: INCOME TAXES

	Year Ended December 31,		
	2004	2003	2002
	($ in millions)		
Components of income from continuing operations before income taxes:			
U.S. operations	$ 71.3	$ 56.1	$ 81.4
Foreign operations	357.2	290.4	198.8
Income from continuing operations before income taxes	$ 428.5	$ 346.5	$ 280.2
Components of income tax expense:			
Current:			
U.S. Federal	$ 4.6	$ (62.1)	$ 8.0
U.S. state and local	4.9	(8.2)	5.4
Foreign	51.5	43.2	49.4
	61.0	(27.1)	62.8
Deferred:			
U.S. Federal	19.8	79.7	30.5
U.S. state and local	4.7	21.0	3.3
Foreign	3.2	(1.4)	(30.1)
	27.7	99.3	3.7
Income tax expense	$ 88.7	$ 72.2	$ 66.5
Total income taxes paid	$ 87.3	$ 30.8	$ 27.9
Effective tax rate reconciliation:			
U.S. Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes	1.5	2.4	2.0
Non U.S. Operations	(13.5)	(15.8)	(11.5)
Extraterritorial income exclusion	(1.0)	(1.2)	(1.4)
Tax credits	(1.3)	(0.2)	(0.2)
Other	-	0.6	(0.2)
Effective tax rate attributable to continuing operations	20.7%	20.8%	23.7%

Cooper entered into a settlement with the Internal Revenue Service covering years 1994-1996 which also included final disposition of certain refund claims relating to tax years prior to 1994. During October 2003, Cooper received a refund of $75.9 million including interest of $28.6 million after the settlement was approved by the Joint Committee on Taxation of Congress. The $47.3 million refund balance primarily reduced tax-related assets.

	December 31,	
	2004	2003
	(in millions)	
Components of deferred tax assets and liabilities:		
Deferred tax assets:		
Postretirement and other employee welfare benefits	$ 71.2	$ 72.8
Accrued liabilities	211.6	182.3
Minimum pension liability	45.1	39.8
Other	24.4	61.2
Total deferred tax assets	352.3	356.1
Deferred tax liabilities:		
Property, plant and equipment and intangibles	(180.5)	(167.2)
Inventories	(13.9)	(14.4)
Pension plans	(71.0)	(53.9)
Other	(4.0)	(7.7)
Total deferred tax liabilities	(269.4)	(243.2)
Net deferred tax asset	$ 82.9	$ 112.9

Generally, Cooper provides United States income tax that would be imposed on the repatriation of the earnings of its non-U.S. operations. However, as of December 31, 2004, United States income taxes have not been provided on approximately $110 million of undistributed non-U.S. earnings that are expected to be permanently reinvested outside the United States.

Cooper is currently under audit by the Internal Revenue Service for the years 2000-2001 as well as by other taxing authorities. Cooper fully cooperates with all audits, but defends existing positions vigorously. These audits are in various stages of completion. To provide for potential tax exposures, Cooper maintains an allowance for tax contingencies, which management believes is adequate. The results of future audit assessments, if any, could have a material effect on Cooper's cash flows as these audits are completed. However, management does not believe that any of these matters will have a material adverse effect on Cooper's consolidated results of operations.

NOTE 13: PENSION AND OTHER POSTRETIREMENT BENEFITS

Cooper and its subsidiaries have numerous defined benefit pension plans and other postretirement benefit plans. The benefits provided under Cooper's various postretirement benefit plans other than pensions, all of which are unfunded, include retiree medical care, dental care, prescriptions and life insurance, with medical care accounting for approximately 90% of the total. Current employees, unless grandfathered under plans assumed in acquisitions, are not provided postretirement benefits other than pensions. The vast majority of the annual other postretirement benefit expense is related to employees who are already retired. The measurement date for all plan disclosures is December 31.

	Pension Benefits		Other Postretirement Benefits	
	2004	2003	2004	2003
	(in millions)			
Change in benefit obligation:				
Benefit obligation at January 1	$ 691.5	$ 650.1	$ 138.8	$ 139.0
Service cost	16.2	16.8	0.2	0.2
Interest cost	41.8	42.0	8.2	9.2
Benefit payments	(52.4)	(47.6)	(13.3)	(13.8)
Actuarial (gain) loss	46.4	12.2	(4.4)	4.2
Exchange rate changes	11.1	15.4	-	-
Other	9.1	2.6	-	-
Benefit obligation at December 31	763.7	691.5	129.5	138.8
Change in plan assets:				
Fair value of plan assets at January 1	584.6	534.3	-	-
Actual return on plan assets	50.9	68.9	-	-
Employer contributions	61.7	44.1	13.3	13.8
Benefit payments	(49.8)	(45.6)	(13.3)	(13.8)
Exchange rate changes	4.9	4.6	-	-
Other	8.2	(21.7)	-	-
Fair value of plan assets at December 31	660.5	584.6	-	-
Funded status	(103.2)	(106.9)	(129.5)	(138.8)
Unrecognized actuarial (gain) loss	204.0	166.8	(43.0)	(41.4)
Unrecognized prior service cost	8.0	7.9	(0.8)	(0.9)
Net amount recognized	$ 108.8	$ 67.8	$ (173.3)	$ (181.1)
Amounts recognized in the balance sheet consist of:				
Prepaid benefit asset	$ 120.2	$ 80.1	$ -	$ -
Accrued benefit liability	(124.1)	(111.7)	(173.3)	(181.1)
Accumulated other nonowner changes in equity	112.7	99.4	-	-
Net amount recognized	$ 108.8	$ 67.8	$ (173.3)	$ (181.1)

The accumulated benefit obligation for defined benefit pension plans was $738.8 million and $673.3 million at December 31, 2004 and 2003, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets of defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $298.3 million, $291.9 million and $175.0 million, respectively as of December 31, 2004 and $268.5 million, $262.6 million and $159.9 million, respectively at December 31, 2003.

COOPER INDUSTRIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Pension Benefits			Other Postretirement Benefits		
	2004	2003	2002	2004	2003	2002
Components of net periodic benefit cost:	(in millions)					
Service cost	$ 16.2	$ 16.8	$ 16.0	$ 0.2	$ 0.2	$ 0.2
Interest cost	41.8	42.0	42.9	8.2	9.2	9.7
Expected return on plan assets	(47.1)	(40.1)	(46.3)	-	-	-
Amortization of unrecognized transition obligation	-	0.3	0.2	-	-	-
Amortization of prior service cost	0.6	0.6	0.6	(0.1)	(0.1)	(0.8)
Recognized actuarial (gain) loss	7.4	8.9	3.3	(2.8)	(3.5)	(3.9)
Curtailment	-	0.2	-	-	-	-
Net periodic benefit cost	$ 18.9	$ 28.7	$ 16.7	$ 5.5	$ 5.8	$ 5.2

	Pension Benefits		Other Postretirement Benefits	
	2004	2003	2004	2003
Weighted average assumptions used to determine benefit obligations as of December 31:				
Discount rate	5.00% - 5.75%	5.50% - 6.25%	5.75%	6.25%
Rate of compensation increase	2.25% - 4.00%	2.75% - 4.00%	-	-

	Pension Benefits		Other Postretirement Benefits	
	2004	2003	2004	2003
Weighted average assumptions used to determine net costs for the years ended December 31:				
Discount rate	5.50% - 6.25%	6.00% - 7.00%	6.25%	7.00%
Expected return on plan assets	6.25% - 8.50%	6.50% - 8.50%	-	-
Rate of compensation increase	2.75% - 4.00%	2.75% - 4.25%	-	-

	2004	2003
Assumed healthcare cost trend rates:		
Healthcare cost trend rate assumed for next year	9.00%	9.00%
Rate to which trend rate is assumed to decline (ultimate trend rate)	5.00%	5.00%
Year that rate reaches ultimate trend rate	2009	2008

	1-Percentage-Point Increase	1-Percentage-Point Decrease
	(in millions)	
A one-percentage-point change in the assumed health care cost trend rate would have the following effects:		
Effect on total of service and interest cost components	$ 0.6	$ (0.5)
Effect on the postretirement benefit obligation	$ 8.9	$ (7.9)

Defined benefit pension plan assets consist of:

Asset Category	Percentage of Plan Assets at December 31,	
	2004	2003
Equity Securities	75%	53%
Debt Securities	25%	47%
	100%	100%

Cooper's policy is to invest its pension assets in equity and fixed income investments. The plan investments are managed by outside investment advisors and include equity futures, other equity derivatives, fixed income futures and short to intermediate duration fixed income securities. The allocation of plan assets is determined based on plan liabilities and funded status.

Cooper's overall expected long-term rate of return on assets assumption is based upon (i) a long-term expected inflation rate, (ii) long-term expected stock and bond market risk premiums over the expected inflation rate, and (iii) a target allocation of equity and fixed income securities that will generate the overall expected long-term rate of return.

During 2005, Cooper expects to contribute approximately $20 million in cash to the defined benefit pension plans. Other postretirement benefit plans are not subject to any minimum regulatory funding requirements. Cooper funds these benefits payments as incurred.

Estimated future benefit payments for the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are $48.6 million in 2005, $53.8 million in 2006, $54.3 million in 2007, $53.7 million in 2008, $57.3 million in 2009 and $297.3 million for 2010 through 2014.

During the fourth quarter of 2003, Cooper recorded a $12.5 million restructuring charge as an estimate of Cooper's portion of unfunded benefit obligations related to the withdrawal from a multiple-employer pension plan associated with the closing of Cooper Wiring Device manufacturing operations in New York City. Cooper participates in three other multiple-employer plans. Obligations under these plans are insignificant.

During 2004, 2003 and 2002, expense with respect to domestic and foreign defined contribution plans (primarily related to various groups of hourly employees) totaled $16.4 million, $14.1 million and $15.5 million, respectively.

NOTE 14: RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

All full-time domestic employees, except for certain bargaining unit employees, are eligible to participate in the Cooper Ohio Retirement Savings and Stock Ownership Plan ("CO-SAV"). Under the terms of the CO-SAV plan, employee savings deferrals are partially matched with Cooper common stock.

Compensation expense for the CO-SAV plan was $20.0 million, $18.9 million and $19.3 million in 2004, 2003 and 2002, respectively.

NOTE 15: INDUSTRY SEGMENTS AND GEOGRAPHIC INFORMATION

Industry Segments

Cooper's operations consist of two segments: Electrical Products and Tools & Hardware. Markets for Cooper's products and services are worldwide, with the United States being the largest market.

The Electrical Products segment manufactures, markets and sells electrical and circuit protection products, including fittings, support systems, enclosures, wiring devices, plugs, receptacles, lighting fixtures, fuses, emergency lighting, fire detection systems and security products for use in residential, commercial and industrial construction, maintenance and repair applications. The segment also manufactures, markets and sells products for use by utilities and in industry for electrical power transmission and distribution.

The Tools & Hardware segment manufactures, markets and sells hand tools for industrial, construction and consumer markets; automated assembly systems for industrial markets and electric and pneumatic industrial power tools for general industry, primarily automotive and aerospace manufacturers.

The performance of businesses is evaluated at the segment level and resources are allocated among the segments. The Cooper executive responsible for the segments further allocates resources among the various division operating units that compose the segments and, in international markets, determines the integration of product lines and operations across division operating units. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. Cooper manages cash, debt and income taxes centrally. Accordingly, Cooper evaluates performance of its segments and operating units based on operating earnings exclusive of financing activities and income taxes. Restructuring charges are excluded from the evaluations. The segments are managed separately because they manufacture and distribute distinct products. Intersegment sales and related receivables for each of the years presented were insignificant.

Financial information by industry segment was as follows:

	Revenues			Operating Earnings			Total Assets		
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
					(in millions)				
Electrical Products	$ 3,722.2	$ 3,358.4	$ 3,324.9	$ 511.2	$ 435.1	$ 400.6	$3,591.8	$ 3,433.2	$3,394.0
Tools & Hardware	740.7	703.0	635.6	62.7	39.0	27.3	737.0	734.6	724.2
Total management reporting	$ 4,462.9	$ 4,061.4	$ 3,960.5	573.9	474.1	427.9	4,328.8	4,167.8	4,118.2
Segment restructuring				-	(16.0)	(36.7)			
Net segment operating earnings				573.9	458.1	391.2			
General Corporate:									
Restructuring				-	13.4	(2.4)			
Expense				(77.3)	(79.5)	(34.1)			
Operating earnings				496.6	392.0	354.7			
Interest expense, net				(68.1)	(74.1)	(74.5)			
Interest income on tax refund				-	28.6	-			
Consolidated income from continuing operations before income taxes				$ 428.5	$ 346.5	$ 280.2			
Corporate assets							1,012.0	797.5	569.7
Consolidated assets							$5,340.8	$ 4,965.3	$4,687.9

	Electrical Products	Tools & Hardware	Corporate	Consolidated Total
	(in millions)			
2004				
Depreciation	$ 93.9	$ 21.7	$ 2.0	$ 117.6
Capital expenditures	73.0	10.2	19.6	102.8
Investment in unconsolidated affiliates	23.3	-	-	23.3
2003				
Depreciation	$ 90.3	$ 26.9	$ 4.2	$ 121.4
Restructuring	16.4	(0.4)	(13.4)	2.6
Capital expenditures	54.7	12.8	12.4	79.9
Investment in unconsolidated affiliates	21.9	-	-	21.9
2002				
Depreciation	$ 89.3	$ 29.1	$ 3.3	$ 121.7
Restructuring	24.0	12.7	2.4	39.1
Capital expenditures	57.6	12.2	4.0	73.8
Investment in unconsolidated affiliates	20.9	-	-	20.9

Geographic Information

Revenues and long-lived assets by country are summarized below. Revenues are attributed to geographic areas based on the location of the assets producing the revenues. Revenues are generally denominated in the currency of the location of the assets producing the revenues.

	Revenues			Long-Lived Assets		
	2004	2003	2002	2004	2003	2002
	(in millions)					
United States	$ 3,264.4	$ 2,984.3	$ 3,023.2	$ 703.4	$ 674.5	$ 691.8
Germany	249.7	250.2	191.0	42.4	41.4	39.4
United Kingdom	283.6	241.1	225.7	67.3	56.0	52.5
Canada	181.6	159.8	142.0	0.9	0.9	0.9
Mexico	132.1	126.5	130.4	85.6	74.6	81.7
Other foreign countries	351.5	299.5	248.2	54.5	45.9	38.5
	$ 4,462.9	$ 4,061.4	$ 3,960.5	$ 954.1	$ 893.3	$ 904.8

International revenues by destination, based on the location products were delivered, were as follows by segment:

	International Revenues		
	2004	2003	2002
		(in millions)	
Electrical Products	$ 1,052.5	$ 913.3	$ 832.6
Tools & Hardware	329.0	324.0	281.3
	$ 1,381.5	$ 1,237.3	$ 1,113.9

NOTE 16: CHARGE RELATED TO DISCONTINUED OPERATIONS

In October 1998, Cooper sold its Automotive Products business to Federal-Mogul Corporation ("Federal-Mogul"). These discontinued businesses (including the Abex product line obtained from Pneumo-Abex Corporation ("Pneumo") in 1994) were operated through subsidiary companies, and the stock of those subsidiaries was sold to Federal-Mogul pursuant to a Purchase and Sale Agreement dated August 17, 1998 ("1998 Agreement"). In conjunction with the sale, Federal-Mogul indemnified Cooper for certain liabilities of these subsidiary companies, including liabilities related to the Abex product line and any potential liability that Cooper may have to Pneumo pursuant to a 1994 Mutual Guaranty Agreement between Cooper and Pneumo. On October 1, 2001, Federal-Mogul and several of its affiliates filed a Chapter 11 bankruptcy petition and indicated that Federal-Mogul may not honor the indemnification obligations to Cooper. As of the date of this filing, Federal-Mogul had not rejected the 1998 Agreement, which includes the indemnification to Cooper. If Federal-Mogul rejects the 1998 Agreement, Cooper will be relieved of its future obligations under the 1998 Agreement, including specific indemnities relating to payment of taxes and certain obligations regarding insurance for its former Automotive Products businesses. To the extent Cooper is obligated to Pneumo for any asbestos-related claims arising from the Abex product line ("Abex Claims"), Cooper has rights, confirmed by Pneumo, to significant insurance for such claims. Based on information provided by representatives of Federal-Mogul and recent claims experience, from August 28, 1998 through December 31, 2004, a total of 133,161 Abex Claims were filed, of which 86,461 claims have been resolved leaving 46,700 Abex Claims pending at December 31, 2004, that are the responsibility of Federal-Mogul. During the year ended December 31, 2004, 18,185 claims were filed and 34,180 claims were resolved. Since August 28, 1998, the average indemnity payment for resolved Abex Claims was $1,911 before insurance. A total of $66 million was spent on defense costs for the period August 28, 1998 through December 31, 2004. Historically, existing insurance coverage has provided 50% to 80% of the total defense and indemnity payments for Abex Claims.

With the assistance of independent advisors, Bates White, LLC, in the fourth quarter of 2001 Cooper completed a thorough analysis of its potential exposure for asbestos liabilities in the event Federal-Mogul rejects the 1998 Agreement. Based on Cooper's analysis of its contingent liability exposure resulting from Federal-Mogul's bankruptcy, Cooper concluded that an additional fourth-quarter 2001 discontinued operations provision of $30 million after-tax, or $.32 per share, was appropriate to reflect the potential net impact of this issue. The analysis included a review of the twenty-year history of Abex Claims; the average indemnity payments for resolved claims; the jurisdictions in which claims had been filed; Bates White, LLC data on the incidence of asbestos exposure and diseases in various industries; existing insurance coverage including the insurance recovered by Pneumo and Federal-Mogul for pre-bankruptcy claims and the contractual indemnities. Assumptions were made regarding future claim filings and indemnity payments, and, based on the advisor's data, the expected population of persons exposed to asbestos in particular industries. All of this data was used to determine a reasonable expectation of future claims, indemnity payments and insurance coverage. Cooper is preserving its rights as a creditor for breach of Federal-Mogul's indemnification to Cooper and its rights against all Federal-Mogul subsidiaries. Cooper intends to take all actions to seek a resolution of the indemnification issues and future handling of the Abex-related claims within the Federal-Mogul bankruptcy proceedings.

Cooper's fourth-quarter 2001 analysis of the contingent liability exposure assumed that the liabilities would be settled within the Federal-Mogul bankruptcy proceedings. This analysis assumed that representatives of Federal-Mogul, its bankruptcy committees and the future claimants (the "Representatives") would reach similar conclusions regarding the potential future liabilities and insurance recoveries as Cooper did based on the Bates White, LLC analysis. Throughout 2003, Cooper worked towards resolution of the indemnification issues and future handling of the Abex-related claims within the Federal-Mogul bankruptcy proceedings. This included negotiations with the Representatives regarding participation in Federal-Mogul's proposed 524(g) asbestos trust. Based on the status of the negotiations in 2004, Cooper concluded that it was probable that Federal-Mogul will reject the 1998 Agreement. Cooper also concluded that the Representatives would require any negotiated settlement through the Federal-Mogul bankruptcy to be at the high end of the Bates White, LLC liability analysis and with substantially lower insurance recovery assumptions and higher administrative costs.

While Cooper believes that the insurance has significant additional value, extensive litigation with the insurance carriers may be required to receive recoveries and there is risk that court decisions could reduce the value of the recoveries. Additionally, the assumptions on liability payments could prove inaccurate over time. If Cooper is unable to reach a settlement with the Representatives and the 1998 Agreement is rejected, Cooper would be required to reflect an accrual for the total estimated liability and a receivable for the probable insurance recoveries. Generally accepted accounting principles provide relatively conservative requirements for the recording of insurance recoveries and a substantial portion of the potential insurance recoveries would not be reflected as receivables until future events occur.

During late February and early March 2004, Cooper reassessed the accrual required based on the then current status of the negotiations with the Representatives and the liability and insurance receivable that would be required to be recorded if this matter is not settled within the Federal-Mogul bankruptcy. Cooper concluded that resolution within the Federal-Mogul proposed 524(g) asbestos trust would likely be within the range of the liabilities, net of insurance recoveries, that Cooper would accrue if this matter were not settled within the Federal-Mogul bankruptcy. Accordingly, Cooper recorded a $126.0 million after-tax discontinued operations charge, net of a $70.9 income tax benefit, in the fourth quarter of 2003.

Cooper has continued discussions with the Representatives, but to date has been unable to reach a satisfactory conclusion. At this time, the exact manner in which this issue will be resolved is not known. The accrual for potential liabilities related to the Automotive Products sale and the Federal-Mogul bankruptcy was $225.1 million and $252.5 million at December 31, 2004 and 2003, respectively.

NOTE 17: FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Derivative Instruments and Hedging Activities

Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"), as amended, requires that all derivatives be recognized as assets and liabilities and measured at fair value. For derivative instruments that are not designated as hedges, the gain or loss on the derivative is recognized in earnings currently. A derivative instrument may be designated as a hedge of the exposure to changes in the fair value of an asset or liability or variability in expected future cash flows if the hedging relationship is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk during the period of designation. If a derivative is designated as a fair value hedge, the gain or loss on the derivative and the offsetting loss or gain on the hedged asset, liability or firm commitment is recognized in earnings. For derivative instruments designated as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated nonowner changes in equity and reclassified into earnings in the same period that the hedged transaction affects earnings. The ineffective portion of the gain or loss is immediately recognized in earnings.

Hedge accounting is discontinued prospectively when (1) it is determined that a derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative is sold, terminated or exercised; (3) the hedged item no longer meets the definition of a firm commitment; or (4) it is unlikely that a forecasted transaction will occur within two months of the originally specified time period.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because a hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss currently in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within two months of the originally specified time period, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses reported in accumulated nonowner changes in equity will be recognized immediately in earnings.

Cooper enters into foreign currency forward exchange contracts and commodity futures contracts to reduce the risks of adverse changes in foreign exchange rates and commodity prices. In 2003, Cooper entered into interest-rate swaps to reduce the interest-rate risk associated with certain fixed-rate debt. Cooper does not enter into speculative derivative transactions.

As a result of having sales, purchases and certain intercompany transactions denominated in currencies other than the functional currencies of Cooper's businesses, Cooper is exposed to the effect of foreign exchange rate changes on its cash flows and earnings. Cooper enters into foreign currency forward exchange contracts to hedge significant foreign currency denominated transactions for periods consistent with the terms of the underlying transactions. Contracts generally have maturities that do not exceed one year.

Foreign currency forward exchange contracts executed to hedge a recognized asset, liability or firm commitment are accounted for as fair value hedges. The net gain or loss on contracts designated as fair value hedges was not material during 2004, 2003 or 2002. Foreign currency forward exchange contracts executed to hedge forecasted transactions are accounted for as cash flow hedges. The net gain or loss on contracts designated as cash flow hedges was not material during 2004, 2003 or 2002. Cooper also enters into certain foreign currency forward exchange contracts that are not designated as hedges. These contracts are intended to reduce cash flow volatility related to intercompany financing transactions.

Cooper enters into commodity futures contracts to reduce the volatility of price fluctuations on a portion of its forecasted annual raw material purchases. These instruments are designated as cash flow hedges. The net gain or loss on commodity futures contracts was not material in 2004, 2003 or 2002.

During August 2003, Cooper entered into interest-rate swaps to effectively convert $300 million of 5.25% long-term fixed-rate debt to variable-rate debt at the six-month LIBOR rate plus 1.91% (with semi-annual reset). The interest-rate swaps are designated as fair value hedges. The notional principal amount and maturity dates of the interest-rate swaps match the underlying long-term debt. During the years ended December 31, 2004 and 2003, respectively, Cooper recognized a $5.1 million and $2.4 million reduction of interest expense, net related to the interest-rate swaps.

Gains or losses on derivative instruments are reported in the same line item as the underlying hedged transaction in the consolidated statements of income. At December 31, 2004, Cooper expects to reclassify $1.5 million of net gains on derivative instruments designated as cash flow hedges from accumulated nonowner changes in equity to earnings during the next twelve months. The amount of discontinued cash flow hedges during 2004, 2003 and 2002 was not material.

The table below summarizes the U. S. dollar equivalent contractual amounts of Cooper's forward exchange contracts at December 31, 2004 and 2003.

	December 31,	
	2004	2003
	(in millions)	
Canadian Dollar	$ 92.2	$ -
U.S. Dollar	17.4	39.5
Euro	15.2	4.4
British Pound Sterling	2.9	-
Mexican Peso	-	9.6
Swiss Franc	-	1.1
Other	-	1.5
	$ 127.7	$ 56.1

Other Instruments

In the normal course of business, Cooper executes stand-by letters of credit, performance bonds and other guarantees that ensure Cooper's performance or payment to third parties that are not reflected in the consolidated balance sheets. The aggregate notional value of these instruments was $106.6 million and $99.9 million at December 31, 2004 and 2003, respectively. In the past, no significant claims have been made against these financial instruments. Management believes the likelihood of demand for payment under these instruments is minimal and expects no material losses to occur in connection with these instruments.

The following transactions were implemented to partially align Cooper's interest rate exposure profile with its short term interest rate expectations in an economically efficient manner that is consistent with its tax position.

During 2002, Cooper sold at a premium U.S. Treasury securities due August 15, 2003 with a face amount of $750 million. Cooper obtained these securities pursuant to a repurchase agreement containing provisions that limit Cooper's interest rate exposure under this agreement to a maximum amount of $7.2 million. During the fourth quarter of 2002, Cooper settled the interest rate exposure with a cash payment of $7.0 million. During 2001, Cooper sold at a premium U.S. Treasury securities due November 2002 with a face amount of $1.0 billion. Cooper obtained these securities pursuant to a repurchase agreement containing provisions that limit Cooper's interest rate exposure under this agreement to a maximum amount of $7.0 million. During the second quarter of 2002, Cooper settled the interest rate exposure with a cash payment of $6.0 million. The repurchase agreements were settled immediately prior to the maturity of the securities. Settlement of these transactions did not require any financing by Cooper and the transactions did not create an asset or liability, other than as described above.

Also during 2001, Cooper purchased at a discount Federal Home Loan Mortgage Corporation Notes due February 2003 and immediately transferred these notes pursuant to a securities loan agreement. Subsequently, Cooper eliminated any interest rate exposure under the securities loan agreement and received a cash payment of approximately $1.9 million upon maturity of the notes. The securities loan agreement was settled immediately prior to the maturity of the notes. Settlement of this transaction did not require any financing by Cooper and this transaction did not create a liability. The face amount of the notes was $480 million.

Concentrations of Credit Risk

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers as well as their dispersion across many different geographic areas with no one customer receivable exceeding 5% of accounts receivable.

Fair Value of Financial Instruments Other than Derivatives

Cooper's financial instruments other than derivative instruments, consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values. Cooper had approximately $1.5 billion and $1.3 billion of debt instruments at December 31, 2004 and 2003, respectively. The book value of these instruments was approximately equal to fair value (as represented primarily by quoted market prices) at December 31, 2004 and 2003.

NOTE 18: NET INCOME PER COMMON SHARE

	Basic			Diluted		
	Year Ended December 31,			Year Ended December 31,		
	2004	2003	2002	2004	2003	2002
	($ in millions, shares in thousands)					
Income from continuing operations	$ 339.8	$ 274.3	$ 213.7	$ 339.8	$ 274.3	$ 213.7
Charge from discontinued operations	-	126.0	-	-	126.0	-
Net income applicable to Common stock	$ 339.8	$ 148.3	$ 213.7	$ 339.8	$ 148.3	$ 213.7
Weighted average Common shares outstanding	92,480	92,683	93,152	92,480	92,683	93,152
Incremental shares from assumed conversions:						
Options, performance-based stock awards and other employee awards				2,283	1,088	517
Weighted average Common shares and Common share equivalents				94,763	93,771	93,669

Options and employee awards are not considered in the calculations if the effect would be antidilutive.

COOPER INDUSTRIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19: UNAUDITED QUARTERLY OPERATING RESULTS

	2004 (by quarter)			
	1	2	3	4
	(in millions, except per share data)			
Revenues	$ 1,064.6	$ 1,109.3	$ 1,140.2	$1,148.8
Cost of sales	742.0	775.2	798.4	804.1
Selling and administrative expenses	208.4	212.0	211.6	214.6
Operating earnings	114.2	122.1	130.2	130.1
Interest expense, net	17.1	17.2	17.0	16.8
Income before income taxes	97.1	104.9	113.2	113.3
Income taxes	19.4	21.0	23.9	24.4
Net income	$ 77.7	$ 83.9	$ 89.3	$ 88.9
Income per Common share				
Basic	$ .83	$ .91	$ .97	$ .96
Diluted	$ .81	$ .89	$ .95	$ .94

	2003 (by quarter)			
	1	2	3	4
	(in millions, except per share data)			
Revenues	$ 957.8	$ 1,010.9	$ 1,048.7	$ 1,044.0
Cost of sales	674.7	716.7	744.8	735.7
Selling and administrative expenses	192.3	194.9	197.3	210.4
Restructuring	-	(14.3)	-	16.9
Operating earnings	90.8	113.6	106.6	81.0
Interest expense, net	20.1	19.5	18.3	16.2
Interest income on tax refund	-	-	-	(28.6)
Income from continuing operations before income taxes	70.7	94.1	88.3	93.4
Income taxes	14.1	21.7	17.7	18.7
Income from continuing operations	56.6	72.4	70.6	74.7
Charge related to discontinued operations	-	-	-	126.0
Net income (loss)	$ 56.6	$ 72.4	$ 70.6	$ (51.3)
Income (loss) per Common share				
Basic:				
Income from continuing operations	$ .62	$ .79	$ .76	$ .80
Charge from discontinued operations	-	-	-	1.34
Net income (loss)	$ .62	$ .79	$ .76	$ (.54)
Diluted:				
Income from continuing operations	$ .61	$ .78	$ .75	$ .78
Charge from discontinued operations	-	-	-	1.32
Net income (loss)	$ .61	$ .78	$ .75	$ (.54)

NOTE 20: CONSOLIDATING FINANCIAL INFORMATION

Cooper fully and unconditionally guarantees the registered debt securities of Cooper Ohio, a wholly owned indirect subsidiary. The following condensed consolidating financial information is included so that separate financial statements of Cooper Ohio are not required to be filed with the Securities and Exchange Commission. The consolidating financial statements present investments in subsidiaries using the equity method of accounting. Intercompany investments in the Class A and Class B common shares are accounted for using the cost method.

Consolidating Income Statements
Year Ended December 31, 2004
(in millions)

	Cooper	Cooper Ohio	Other Subsidiaries	Consolidating Adjustments	Total
Revenues	$ -	$ 185.5	$ 4,290.8	$ (13.4)	$ 4,462.9
Cost of sales	0.7	124.1	3,008.3	(13.4)	3,119.7
Selling and administrative expenses	9.5	90.5	746.6	-	846.6
Interest expense, net	(1.0)	47.8	21.3	-	68.1
Equity in earnings of subsidiaries, net of tax	353.4	377.5	162.0	(892.9)	-
Intercompany income (expense)	(4.4)	(256.9)	261.3	-	-
Income before income taxes	339.8	43.7	937.9	(892.9)	428.5
Income tax expense (benefit)	-	(118.3)	207.0	-	88.7
Net income	$ 339.8	$ 162.0	$ 730.9	$ (892.9)	$ 339.8

Consolidating Income Statements
Year Ended December 31, 2003
(in millions)

	Cooper	Cooper Ohio	Other Subsidiaries	Consolidating Adjustments	Total
Revenues	$ -	$ 281.8	$ 3,804.3	$ (24.7)	$ 4,061.4
Cost of sales	-	183.9	2,712.7	(24.7)	2,871.9
Selling and administrative expenses	7.2	115.1	672.6	-	794.9
Restructuring	-	(13.1)	15.7	-	2.6
Interest expense, net	(0.3)	53.3	21.1	-	74.1
Interest income on tax refund	-	(28.6)	-	-	(28.6)
Equity in earnings of subsidiaries, net of tax	165.8	342.1	(17.0)	(490.9)	-
Intercompany income (expense)	(0.2)	(338.3)	348.9	(10.4)	-
Income from continuing operations before income taxes	158.7	(25.0)	714.1	(501.3)	346.5
Income tax expense (benefit)	-	(134.0)	206.2	-	72.2
Income from continuing operations	158.7	109.0	507.9	(501.3)	274.3
Charge related to discontinued operations, net of taxes	-	126.0	-	-	126.0
Net income (loss)	$ 158.7	$ (17.0)	$ 507.9	$ (501.3)	$ 148.3

COOPER INDUSTRIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Year Ended December 31, 2002
(in millions)

	Cooper	Cooper Ohio	Other Subsidiaries	Consolidating Adjustments	Total
Revenues	$ -	$ 280.1	$ 3,700.8	$ (20.4)	$ 3,960.5
Cost of sales	-	172.1	2,679.2	(20.4)	2,830.9
Selling and administrative expenses	2.9	83.9	649.0	-	735.8
Restructuring	-	5.7	33.4	-	39.1
Interest expense, net	0.1	53.2	21.2	-	74.5
Equity in earnings of subsidiaries, net of tax	113.6	338.3	2.7	(454.6)	-
Intercompany income (expense)	66.0	(383.4)	318.2	(0.8)	-
Income (loss) before income taxes	176.6	(79.9)	638.9	(455.4)	280.2
Income tax expense (benefit)	-	(120.5)	187.0	-	66.5
Net income	$ 176.6	$ 40.6	$ 451.9	$ (455.4)	$ 213.7

Consolidating Balance Sheets
December 31, 2004
(in millions)

	Cooper	Cooper Ohio	Other Subsidiaries	Consolidating Adjustments	Total
Cash and cash equivalents	$ 111.5	$ 246.1	$ 295.2	$ -	$ 652.8
Receivables	-	15.0	805.9	-	820.9
Intercompany receivables	514.0	-	681.9	(1,195.9)	-
Inventories	-	-	523.0	-	523.0
Deferred income taxes and other current assets	1.3	215.0	5.6	-	221.9
Total current assets	626.8	476.1	2,311.6	(1,195.9)	2,218.6
Property, plant and equipment, less accumulated depreciation	-	34.5	661.9	-	696.4
Goodwill	-	-	2,142.3	-	2,142.3
Investment in subsidiaries	2,785.8	4,796.1	193.5	(7,775.4)	-
Investment in parent	-	2,245.5	202.2	(2,447.7)	-
Intercompany notes receivable	25.6	21.3	3,899.6	(3,946.5)	-
Deferred income taxes and other noncurrent assets	-	112.6	170.9	-	283.5
Total assets	$ 3,438.2	$ 7,686.1	$ 9,582.0	$ (15,365.5)	$ 5,340.8
Short-term debt	$ -	$ -	$ 97.6	$ -	$ 97.6
Accounts payable	32.5	21.1	297.1	-	350.7
Accrued liabilities	2.9	130.6	355.3	-	488.8
Accrual for discontinued operations	-	225.1	-	-	225.1
Intercompany payables	-	1,195.9	-	(1,195.9)	-
Current maturities of long-term debt	-	229.0	436.4	-	665.4
Total current liabilities	35.4	1,801.7	1,186.4	(1,195.9)	1,827.6
Long-term debt	-	688.3	10.3	-	698.6
Intercompany notes payable	135.7	3,763.9	46.9	(3,946.5)	-
Other long-term liabilities	-	253.2	274.9	-	528.1
Total liabilities	171.1	6,507.1	1,518.5	(5,142.4)	3,054.3
Class A common stock	0.9	-	-	-	0.9
Class B common stock	0.5	-	-	(0.5)	-
Subsidiary common stock	-	-	137.0	(137.0)	-
Capital in excess of par value	2,882.2	12.1	7,252.0	(9,700.1)	446.2
Retained earnings	350.0	1,263.8	773.1	(415.3)	1,971.6
Accumulated other nonowner changes in equity	33.5	(96.9)	(98.6)	29.8	(132.2)
Total shareholders' equity	3,267.1	1,179.0	8,063.5	(10,223.1)	2,286.5
Total liabilities and shareholders' equity	$ 3,438.2	$ 7,686.1	$ 9,582.0	$ (15,365.5)	$ 5,340.8

Consolidating Balance Sheets
December 31, 2003
(in millions)

	Cooper	Cooper Ohio	Other Subsidiaries	Consolidating Adjustments	Total
Cash and cash equivalents	$ 96.4	$ 257.2	$ 110.1	$ -	$ 463.7
Receivables	-	49.8	688.8	-	738.6
Intercompany receivables	465.9	-	645.9	(1,111.8)	-
Inventories	-	14.2	537.8	-	552.0
Deferred income taxes and other current assets	1.6	227.8	(22.9)	-	206.5
Total current assets	563.9	549.0	1,959.7	(1,111.8)	1,960.8
Property, plant and equipment, less accumulated depreciation	-	60.1	651.3	-	711.4
Goodwill	-	41.4	2,015.2	-	2,056.6
Investment in subsidiaries	2,485.6	5,849.1	(40.5)	(8,294.2)	-
Investment in parent	-	2,308.2	-	(2,308.2)	-
Intercompany notes receivable	0.1	81.6	4,905.0	(4,986.7)	-
Deferred income taxes and other noncurrent assets	-	186.3	50.2	-	236.5
Total assets	$ 3,049.6	$ 9,075.7	$ 9,540.9	$ (16,700.9)	$ 4,965.3
Short-term debt	$ -	$ -	$ 6.2	$ -	$ 6.2
Accounts payable	32.4	33.0	263.7	-	329.1
Accrued liabilities	1.3	153.5	278.9	-	433.7
Accrual for discontinued operations	-	252.5	-	-	252.5
Intercompany payables	-	1,111.3	0.5	(1,111.8)	-
Current maturities of long-term debt	-	-	0.4	-	0.4
Total current liabilities	33.7	1,550.3	549.7	(1,111.8)	1,021.9
Long-term debt	-	922.4	414.3	-	1,336.7
Intercompany notes payable	91.9	4,813.2	81.7	(4,986.8)	-
Other long-term liabilities	-	328.0	160.5	-	488.5
Total liabilities	125.6	7,613.9	1,206.2	(6,098.6)	2,847.1
Class A common stock	0.9	-	-	-	0.9
Class B common stock	0.6	-	-	(0.6)	-
Subsidiary common stock	-	-	141.0	(141.0)	-
Capital in excess of par value	2,814.4	6.9	7,065.2	(9,368.5)	518.0
Retained earnings	141.2	1,618.6	1,291.3	(1,288.3)	1,762.8
Accumulated other nonowner changes in equity	(33.1)	(163.7)	(162.8)	196.1	(163.5)
Total shareholders' equity	2,924.0	1,461.8	8,334.7	(10,602.3)	2,118.2
Total liabilities and shareholders' equity	$ 3,049.6	$ 9,075.7	$ 9,540.9	$ (16,700.9)	$ 4,965.3

COOPER INDUSTRIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Consolidating Statements of Cash Flows
Year Ended December 31, 2004
(in millions)

	Cooper	Cooper Ohio	Other Subsidiaries	Consolidating Adjustments	Total
Net cash provided by (used in) operating activities	$ (7.3)	$ (107.4)	$ 588.3	$ -	$ 473.6
Cash flows from investing activities:					
Capital expenditures	-	(21.4)	(81.4)	-	(102.8)
Cash paid for acquired business	-	-	(48.6)	-	(48.6)
Intercompany sale (purchase) of investment in parent	-	(182.1)	182.1	-	-
Intercompany sale (purchase) of investment in subsidiaries	-	109.5	(109.5)	-	-
Investments in affiliates	(9.0)	(80.3)	-	89.3	-
Loans to affiliates	(60.5)	(23.6)	(154.0)	238.1	-
Repayments of loans from affiliates	35.1	23.0	84.5	(142.6)	-
Dividends from subsidiaries	134.0	87.7	-	(221.7)	-
Other	-	28.3	11.8	(28.3)	11.8
Net cash provided by (used in) investing activities	99.6	(58.9)	(115.1)	(65.2)	(139.6)
Cash flows from financing activities:					
Proceeds from issuances of debt	-	-	94.3	-	94.3
Repayments of debt	-	-	(4.7)	-	(4.7)
Borrowings from affiliates	176.1	-	62.0	(238.1)	-
Repayments of loans from affiliates	(132.1)	-	(10.5)	142.6	-
Other intercompany financing activities	9.8	187.1	(196.9)	-	-
Dividends	(131.0)	-	-	-	(131.0)
Dividends paid to parent	-	-	(221.7)	221.7	-
Subsidiary purchase of parent shares	-	(110.3)	(92.6)	-	(202.9)
Issuance of stock	-	-	89.3	(89.3)	-
Employee stock plan activity and other	-	78.4	(28.3)	28.3	78.4
Net cash provided by (used in) financing activities	(77.2)	155.2	(309.1)	65.2	(165.9)
Effect of exchange rate changes on cash and cash equivalents	-	-	21.0	-	21.0
Increase (decrease) in cash and cash equivalents	15.1	(11.1)	185.1	-	189.1
Cash and cash equivalents, beginning of year	96.4	257.2	110.1	-	463.7
Cash and cash equivalents, end of year	$ 111.5	$ 246.1	$ 295.2	$ -	$ 652.8

Consolidating Statements of Cash Flows
Year Ended December 31, 2003
(in millions)

	Cooper	Cooper Ohio	Other Subsidiaries	Consolidating Adjustments	Total
Net cash provided by (used in) operating activities	$ (6.1)	$ (297.7)	$ 749.1	$ -	$ 445.3
Cash flows from investing activities:					
Capital expenditures	-	(16.4)	(63.5)	-	(79.9)
Investments in affiliates	-	(23.2)	-	23.2	-
Loans to affiliates	-	(27.9)	(122.0)	149.9	-
Repayments from affiliates	-	26.5	15.0	(41.5)	-
Dividends from subsidiaries	101.0	5.6	-	(106.6)	-
Other	-	8.7	9.4	-	18.1
Net cash provided by (used in) investing activities	101.0	(26.7)	(161.1)	25.0	(61.8)
Cash flows from financing activities:					
Proceeds from issuances of debt	-	-	4.3	-	4.3
Repayments of debt	-	(169.7)	(4.7)	-	(174.4)
Borrowings from affiliates	91.9	15.0	43.0	(149.9)	-
Repayments to affiliates	-	(15.0)	(26.5)	41.5	-
Other intercompany financing activities	4.0	450.7	(454.7)	-	-
Dividends	(129.7)	-	-	-	(129.7)
Dividends paid to parent	-	-	(106.6)	106.6	-
Subsidiary purchase of parent shares	-	(5.5)	-	-	(5.5)
Issuance of stock	-	-	23.2	(23.2)	-
Employee stock plan activity and other	1.4	61.8	-	-	63.2
Net cash provided by (used in) financing activities	(32.4)	337.3	(522.0)	(25.0)	(242.1)
Effect of exchange rate changes on cash and cash equivalents	-	-	20.3	-	20.3
Increase in cash and cash equivalents	62.5	12.9	86.3	-	161.7
Cash and cash equivalents, beginning of year	33.9	244.3	23.8	-	302.0
Cash and cash equivalents, end of year	$ 96.4	$ 257.2	$ 110.1	$ -	$ 463.7

Consolidating Statements of Cash Flows
Year Ended December 31, 2002
(in millions)

	Cooper	Cooper Ohio	Other Subsidiaries	Consolidating Adjustments	Total
Net cash provided by (used in) operating activities	$ 29.7	$ (223.9)	$ 674.0	$ -	$ 479.8
Cash flows from investing activities:					
Capital expenditures	-	(6.1)	(67.7)	-	(73.8)
Investments in affiliates	-	(34.0)	-	34.0	-
Loans to affiliates	(0.1)	(0.7)	(29.2)	30.0	-
Dividends from subsidiaries	67.0	7.4	-	(74.4)	-
Other	-	2.3	18.6	-	20.9
Net cash provided by (used in) investing activities	66.9	(31.1)	(78.3)	(10.4)	(52.9)
Cash flows from financing activities:					
Proceeds from issuances of debt	-	575.0	33.3	-	608.3
Repayments of debt	-	(380.4)	(133.1)	-	(513.5)
Borrowings from affiliates	-	29.2	0.8	(30.0)	-
Other intercompany financing activities	1.7	435.6	(437.3)	-	-
Dividends	(64.4)	(65.3)	-	-	(129.7)
Dividends paid to affiliates	-	-	(74.4)	74.4	-
Acquisition of treasury shares	-	(37.9)	-	-	(37.9)
Subsidiary purchase of parent shares	-	(56.4)	-	-	(56.4)
Issuance of stock	-	-	34.0	(34.0)	-
Employee stock plan activity and other	-	(3.3)	-	-	(3.3)
Net cash provided by (used in) financing activities	(62.7)	496.5	(576.7)	10.4	(132.5)
Effect of exchange rate changes on cash and cash equivalents	-	-	(3.9)	-	(3.9)
Increase in cash and cash equivalents	33.9	241.5	15.1	-	290.5
Cash and cash equivalents, beginning of year	-	2.8	8.7	-	11.5
Cash and cash equivalents, end of year	$ 33.9	$ 244.3	$ 23.8	$ -	$ 302.0

Exhibit 31.1

Certifications

I, H. John Riley, Jr., certify that:

1. I have reviewed this report on Form 10-K of Cooper Industries, Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 18, 2005

/s/ H. John Riley, Jr.
H. John Riley, Jr.
Chairman and Chief Executive Officer

I, Terry A. Klebe, certify that:

1. I have reviewed this report on Form 10-K of Cooper Industries, Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 18, 2005

/s/ Terry A. Klebe
Terry A. Klebe
Senior Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cooper Industries, Ltd. (the "Company") on Form 10-K for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, H. John Riley, Jr., Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ H. John Riley, Jr.
H. John Riley, Jr.
Chairman and Chief Executive Officer

February 18, 2005

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Cooper Industries, Ltd. (the "Company") on Form 10-K for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Terry A. Klebe, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/Terry A. Klebe
Terry A. Klebe
Senior Vice President and
Chief Financial Officer

February 18, 2005

CERTIFICATION OF COMPLIANCE WITH THE NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE LISTING STANDARDS

Annual CEO Certification (Section 303A.12(a))

As the Chief Executive Officer of Cooper Industries, Ltd. and as required by Section 303A.12(a) of the NYSE Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE's Corporate Governance listing standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed as an attachment hereto.

/s/ H. John Riley, Jr.
H. John Riley, Jr.
Chairman and Chief Executive Officer

April 29, 2004

Corporate Information

Transfer Agent, Registrar and Dividend Disbursing Agent
EquiServe Trust Company, N.A.

General correspondence about your shares should be addressed to:

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069

Correspondence related to the Dividend Reinvestment Plan, including optional cash payment inquiries, should be addressed to:

EquiServe Trust Company, N.A.
P.O. Box 43081
Providence, RI 02940-3081

Requests to transfer Cooper shares should be addressed to:

EquiServe Trust Company, N.A.
P.O. Box 43070
Providence, RI 02940-3070

Telephone inquiries can be made to the Telephone Response Center at (781) 575-2725, Monday–Friday, 9:00 a.m. to 5:00 p.m., Eastern time. An automated inquiry service is available seven days a week, 24 hours per day. For hearing-impaired service call (800) 490-1493 within the U.S. and (781) 575-4592 outside the U.S.

Cooper's transfer agent also may be contacted on the Internet at www.equiserve.com.

Shareholder Information Line
For the latest news about Cooper, including the quarterly financial results and dividend information, call (800) 371-9242. Through this line, you also can access the transfer agent regarding stock information, and request faxed or mailed copies of news releases and other Cooper information.

Additional Shareholder Assistance
For additional assistance regarding your shareholdings, contact:

Corporate Governance Department
Cooper Industries, Ltd.
P.O. Box 4446
Houston, Texas 77210-4446
Telephone (713) 209-8673
E-mail address: reyes@cooperindustries.com

Investor Relations Contact
Richard J. Bajenski
Vice President, Investor Relations
Cooper Industries, Ltd.
P.O. Box 4446
Houston, Texas 77210-4446
Telephone (713) 209-8610
E-mail address: bajenski@cooperindustries.com

Financial Review
A copy of Cooper Industries' Financial Review may be obtained by contacting the Investor Relations Department.

Annual Meeting
The Annual Meeting of Shareholders will be held at 11:00 a.m. Central time on April 26, 2005, in the J.P. Morgan Chase Center Auditorium, 601 Travis Street, Houston, Texas. A meeting notice and proxy materials are being mailed to all shareholders of record as of March 1, 2005.

Corporate Headquarters
Cooper Industries, Ltd.
600 Travis Street, Suite 5800
Houston, Texas 77002-1001
Telephone (713) 209-8400

Internet address: www.cooperindustries.com
E-mail address: info@cooperindustries.com

Certain statements in this annual report are forward-looking under the Private Securities Litigation Reform Act of 1995. The forward-looking statements reflect Cooper's expectations, objectives and goals with respect to future events and financial performance, and are based on assumptions and estimates that Cooper believes are reasonable. Forward-looking statements include, but are not limited to, any statements regarding future revenues, earnings, margins, cash flows, dividends and capital expenditures. Cooper wishes to caution readers not to put undue reliance on these statements and that actual results could differ materially from anticipated results. These statements are subject to various risks and uncertainties, many of which are outside the control of Cooper, including, without limitation, market and economic conditions; changes in raw material and energy costs; industry competition; the net effects of Cooper's cost-control and productivity improvement programs; mergers and acquisitions and their integration; political developments; changes in tax laws, tax treaties or tax regulations; the impact of the Federal-Mogul bankruptcy; the timing and amount of share repurchases by Cooper; and other risk factors as discussed from time to time in Cooper's Securities and Exchange Commission filings.

Design: Savage Design Group, Inc., Houston, Texas
This report is printed on recycled paper which is elementally chlorine free (ECF).


COOPER®

Cooper Industries, Ltd.
P.O. Box 4446
Houston, Texas 77210-4446